Exhibit 2.1

Execution Version

ASSET AND STOCK PURCHASE AGREEMENT

dated as of

September 1, 2017

between

EMERSON ELECTRIC CO.

and

CLOSETMAID ACQUISITION CORP.

TABLE OF CONTENTS
Page
ARTICLE 1
DEFINITIONS

Definitions	1

Other Definitional and Interpretative Provisions	20
ARTICLE 2
PURCHASE AND SALE

Purchase and Sale of the Shares	21

Purchase and Sale of the Purchased Assets	21

Excluded Assets	23

Assumed Liabilities	24

Excluded Liabilities	25

Limitation on Assignment of Purchased Assets	26

Purchase Price; Allocation of Purchase Price	27

Closing	28

Foreign Transfer Agreements	30

Closing Statement	30

Adjustment of Purchase Price	32

Deferred Closing	32

Obligations with Respect to the Deferred Closing	33

Payments	35

Withholding	35

Philippines Deferred Assets	36
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Corporate Existence and Power	37

Corporate Authorization	37

Governmental Authorization	37

Noncontravention	38

Purchased Subsidiaries	38

Financial Statements	39

Absence of Certain Changes	40

No Undisclosed Material Liabilities	40

Material Contracts	40

Litigation	42

Compliance with Laws	43

Properties; Liens	43

Title	44

Intellectual Property	45

Permits	47

Finders’ Fees	48

Employee Benefit Plans	48

Environmental Compliance	52

International Trade Compliance	53

Accounts Receivable	54

Material Suppliers and Customers	54

Affiliate Transactions	54

Insurance	55

Sufficiency	55

Required Information..	55

No Other Representations and Warranties	56
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Corporate Existence and Power	56

Corporate Authorization	56

Governmental Authorization	57

Noncontravention	57

Financing	57

Limited Guarantee	59

Litigation	59

Finders’ Fees	59

Inspections; No Other Representations	59

Purchase for Investment	60

Canadian Tax	60
ARTICLE 5
COVENANTS OF SELLER

Conduct of the Business	60

Confidentiality	64

Noncompetition	65

Non-solicit	67

Termination of Intercompany Arrangements	67

Real Estate Matters	68

Intellectual Property	68

Financing	69

Exclusivity	70

Seller Guarantee.	71

ARTICLE 6
COVENANTS OF BUYER

Confidentiality	71

Buyer’s Financing	71

Environmental Pollution Legal Liability Insurance	73
ARTICLE 7
COVENANTS OF BUYER AND SELLER

Reasonable Best Efforts	73

Certain Filings	75

Public Announcements	76

Notices of Certain Events	76

WARN Act	76

Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege	77

Business/Non-Business Assets	78

Access to Information; Cooperation	79

Use of Seller Retained Marks after Closing	80

Replacement of Guaranties	82

Insurance	82

Existing Litigation	82
ARTICLE 8
TAX MATTERS

Representations Relating to Purchased Subsidiaries and Canadian Seller	83

Representations Relating to Purchased Assets	84

Tax Returns; Allocation of Taxes	85

Cooperation on Tax Matters	87

Buyer Covenants	88

Tax Sharing Agreements	88

Tax Indemnification	89

Survival	91

Canadian Tax Elections	91

Tax Elections	91
ARTICLE 9
EMPLOYEE MATTERS

Purchased Subsidiary Business Employees and Non-TSA Business Employees	92

TSA Employees	92

Maintenance of Terms and Conditions	93

US Defined Contribution Plans	94

US Defined Benefit Plans	94

International Retirement Plans	95
Section 9.07 Service Credit96

Welfare Plans	97

Pre-Existing Conditions and Co-Payments	98

Flexible Spending Accounts	98

Severance	99

Workers Compensation	100

Labor Agreements	100

Employee Communications	100

No Third Party Beneficiaries	100

Cooperation	101
ARTICLE 10
CONDITIONS TO CLOSING

Conditions to Obligations of Buyer and Seller	101

Conditions to Obligation of Buyer	101

Conditions to Obligation of Seller	102

Frustration of Closing Conditions	103
ARTICLE 11
SURVIVAL; INDEMNIFICATION

Survival of Representations, Warranties and Agreements	103

Indemnification	104

Procedures	106

Direct Claim Procedures	108

Environmental Insurance Matters	108

Environmental Indemnity Matters	110

Calculation of Damages	112

Assignment of Claims	114

Exclusivity	114

GST/HST Gross Up	114
ARTICLE 12
TERMINATION

Grounds for Termination	114

Effect of Termination	116
ARTICLE 13
MISCELLANEOUS

Notices	120

v

Amendments and Waivers	122

Expenses	122

Successors and Assigns	122

Governing Law; Waiver of Jury Trial	122

Jurisdiction	123

Counterparts; Effectiveness; No Third Party Beneficiaries	123

Specific Performance	124

Entire Agreement	125

Bulk Sales Laws	125

Severability	126

Disclosure Schedule	126

Currency	126

Non-Recourse	127

Data Room	128

No Right of Setoff	128

Schedules and Exhibits
DISCLOSURE SCHEDULE

SCHEDULE I	Accounting Policies

EXHIBIT A        Form of Transition Services Agreement
EXHIBIT B        Allocation Statement
EXHIBIT C        Form of China Equity Transfer Agreement
EXHIBIT D        Form of Mexico Stock Purchase Agreement
EXHIBIT E        Equity Commitment Letter
EXHIBIT F        Debt Commitment Letter
EXHIBIT G         Form of Trademark Assignment
EXHIBIT H        ClosetMaid China Restricted Actions
EXHIBIT I        Sample Calculation of Closing Working Capital

Annex I        Unaudited Financial Statements Comfort Letter statement
Annex II         June 30, 2017 Comfort Letter statement
Annex III        Business Description

ASSET AND STOCK PURCHASE AGREEMENT
AGREEMENT (this “Agreement”) dated as of September 1, 2017 between Emerson Electric Co., a Missouri corporation (“Seller”), and ClosetMaid Acquisition Corp., a Delaware corporation (“Buyer”).
W I T N E S S E T H:
WHEREAS, Seller, together with its Subsidiaries (as defined below), owns and operates the Business (as defined below); and
WHEREAS, Buyer desires to purchase the Shares (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below), in each case, from Seller and its Subsidiaries, and Seller and its Subsidiaries desire to sell the Shares and the Purchased Assets and transfer the Assumed Liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth.
WHEREAS, concurrently with the execution of this Agreement, and as consideration for Seller’s entry into this Agreement and the other Transaction Documents to which it is a party, Buyer is delivering to Seller a limited guarantee of Griffon Corporation, a Delaware corporation (“Griffon”), in favor of Seller with respect to the performance by Buyer of certain of its obligations hereunder, duly executed by Griffon and dated as of the date hereof (the “Limited Guarantee”).
NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS
Section 1.01     Definitions. (a) As used herein, the following terms have the following meanings:
“1934 Act” means the Securities Exchange Act of 1934.
“Accounting Policies” means the accounting policies, principles, practices and methodologies, in each case, as set forth in Schedule I.
“Action” means any claim (including any counterclaim), action, suit, audit, investigation, litigation, demand, arbitration, inquiry, complaint, dispute or proceeding, in each case by or before any arbitrator or Governmental Authority (and including any civil, criminal, administrative, investigative or appellate proceeding).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding anything to the contrary herein, (i) prior to the Effective Time, the Purchased Subsidiaries shall be deemed Affiliates of the Seller and shall not be deemed Affiliates of the Buyer and (ii) as of and following the Effective Time, the Purchased Subsidiaries shall be deemed Affiliates of the Buyer and shall not be deemed Affiliates of the Seller.
“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (including common law), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, official standards (“normas oficiales”), or other similar requirement enacted, adopted, promulgated, imposed, issued or applied by a Governmental Authority that is applicable to such Person, its properties, assets, operations or businesses.
“Applicable Transfer Time” means, in the case of (i) a TSA Employee or Philippines Employee, 11:59:59 p.m. on the relevant TSA Termination Date and (ii) any other Transferred Employee, the Effective Time.
“Assigned IP Assets” means the Intellectual Property Rights (including Intellectual Property Rights in and to Assigned Software and Assigned IT Assets) owned by Seller or any of the Retained Subsidiaries and Related to the Business, including all rights of action arising from the foregoing and all claims for damages by reason of present, past and future infringement, misappropriation, violation, misuse or breach of Contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach of the foregoing and all income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing; and all documentation or other tangible embodiments that comprise, embody or disclose the foregoing, including, as applicable, engineering drawings, technical documentation, databases, spreadsheets, business records, inventors’ notebooks, invention disclosures, digital files, software code embodied in media or firmware, and patent, trademark and copyright prosecution files, including such files owned by a Purchased Subsidiary in the custody of Seller’s outside legal counsel. In furtherance and not in limitation of the foregoing, Section 1.01(a) of the Disclosure Schedule sets forth the Registered Intellectual Property Rights included in the Assigned IP Assets.
“Assigned IT Assets” means the IT Assets listed in Section 1.01(b) of the Disclosure Schedule.

“Assigned Software” means the Software listed in Section 1.01(c) of the Disclosure Schedule.
“Assumed Environmental Liabilities” means all Environmental Liabilities to the extent (a) arising in connection with or relating to the Purchased Subsidiaries, the Business, the Purchased Assets or the Real Properties (including the activities and operations conducted thereon, the off-site disposal of Hazardous Substances with respect thereto and Hazardous Substances migrating thereto) and relating to conditions, matters, events or activities first occurring after the Closing Date, (b), subject to Section 11.05(a), Buyer or its Affiliates are provided coverage under the PLL Policy (or any renewal, replacement or extension thereof) for the real properties and facilities listed on Section 6.03 of the Disclosure Schedule, other than any deductible or self-insured retention under such Policy, or (c) arising in connection with or relating to the real property and facilities listed on Section 1.01(d) of the Disclosure Schedule, to the extent any such real properties or facilities are not listed as “covered locations” in the PLL Policy (or any renewal, replacement or extension thereof); except to the extent any of the foregoing constitute Retained Environmental Liabilities.

“Balance Sheet” means the unaudited balance sheet included in the Unaudited Financial Statements of the Business on a consolidated basis as of the Balance Sheet Date.

“Balance Sheet Date” means June 30, 2017.
“Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), other than any plan, agreement, arrangement, program or policy that is maintained by a Governmental Authority.
“Business” means Seller’s and its Subsidiaries’ business of providing residential storage and organization solutions, comprised of the design, manufacture, and sale of wire and laminate shelving, containers, storage cabinets, and other closet and home organization accessories, including under the brand name of ClosetMaid and other private label brands.
“Business Benefit Plan” means each Benefit Plan that is contributed to, sponsored, maintained or entered into by Seller or a Retained Subsidiary, a Purchased Subsidiary or any Affiliate of any of them for the benefit of any Business Employee.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
“Business Employee” means any individual who is (i) a Purchased Subsidiary Business Employee, (ii) a Non-TSA Business Employee, (iii) a Philippines Employee or (iv) a TSA Employee.
“Business Intellectual Property Rights” means all Intellectual Property Rights, owned or purported to be owned, in whole or part, by any Purchased Subsidiary and all Assigned IP Assets.
“Canadian Buyer” means a wholly-owned Subsidiary of Buyer to be formed following the date hereof prior to the Closing Date.
“Canadian Lease” means that certain Lease dated July 26, 2012, by and between Georgian Properties Corporation and Emerson Electric Canada Ltd. (o/a Closetmaid Canada), as amended by that certain Lease Amending and Extension Agreement dated February 13, 2015 relating to the Leased Real Property located at Unit 9, 1215 Meyerside Drive, Mississauga, Ontario, Canada.
“Canadian Seller” means Emerson Electric Canada Limited.
“Canadian Tax Elections” means any election under (i) Section 167 of the Excise Tax Act (Canada), (ii) Section 75 and 75.1 of An Act Respecting the Quebec Sales Tax, if relevant and applicable, (iii) subsection 20(24) of the Income Tax Act (Canada) (including any corresponding election as may be required under the laws of provincial application), if relevant and applicable, (iv) section 22 of the Income Tax Act (Canada) (including any corresponding election under the laws of provincial application), if relevant and applicable, and (v) section 56.4 of the Income Tax Act (Canada), if relevant and applicable, in each case, to lawfully seek to minimize the Taxes payable (including by way of refund or credit) under the Applicable Laws of Canada with respect to the consummation of the sale of the Transferred Assets of Canadian Seller and the assumption of the Canadian Liabilities of Canadian Seller.
“China Consideration” means an amount in U.S. dollars equal to the portion of the Purchase Price allocated to the equity interests in ClosetMaid China as set forth in the Allocation Statement.
“ClosetMaid China” means ClosetMaid (Jiangmen) Storage Limited (其信 ༈江门༉五金有限公司).
“ClosetMaid Comercializadora” means Comercializadora ClosetMaid, S. de R.L. de C.V.
“ClosetMaid Reynosa” means ClosetMaid Reynosa, S. de R.L. de C.V.

“Closing Cash” means the aggregate amount of all book cash and cash equivalents (to the extent convertible to cash within thirty (30) days), in each case, held by the Purchased Subsidiaries, net of any outstanding checks issued by the Purchased Subsidiaries but not yet cashed, cleared, presented for payment or received, as applicable, in each case calculated in accordance with the Accounting Policies and determined as of immediately preceding the Effective Time; provided that “Closing Cash” shall exclude any cash and cash equivalents of (i) ClosetMaid Reynosa in excess of $1,500,000, (ii) ClosetMaid Comercializadora in excess of $500,000 and (iii) ClosetMaid China in excess of $5,300,000 (any cash and cash equivalents in excess of such amounts, “Excess Cash”). For the avoidance of doubt, “Closing Cash” shall not include any proceeds of the Debt Financing or other cash and cash equivalents contributed by Buyer or its Affiliates on the Closing Date prior to the Effective Time.
“Closing Date” means the date on which the Closing occurs.
“Closing Indebtedness” means, with respect to the Business or any Purchased Subsidiaries, the aggregate amount of all outstanding Indebtedness, calculated in accordance with the Accounting Policies and determined as of immediately preceding the Effective Time. Notwithstanding the foregoing, and for the avoidance of doubt, Closing Indebtedness does not include any intercompany obligations among the Purchased Subsidiaries. For the avoidance of doubt, “Closing Indebtedness” shall not include the Debt Financing or other Indebtedness incurred by or on behalf of Buyer or its Affiliates on the Closing Date prior to the Effective Time.
“Closing Working Capital” means, with respect to the Business or any Purchased Subsidiaries and without duplication, the excess of (i) consolidated current assets (including Closing Cash), excluding any Excluded Assets, over (ii) consolidated current liabilities, excluding any Excluded Liabilities, in each case, calculated in accordance with the Accounting Policies and determined as of immediately preceding the Effective Time. Notwithstanding the foregoing, Closing Working Capital shall not include any Excess Cash. A sample calculation of Closing Working Capital calculated as of June 30, 2017 is attached hereto as Exhibit I for illustrative purposes only. For the avoidance of doubt, “Closing Working Capital” shall not include any proceeds of the Debt Financing or other cash and cash equivalents contributed by Buyer or its Affiliates on the Closing Date prior to the Effective Time.
“Closing Working Capital Target” means $20,975,500.
“Code” means the United States Internal Revenue Code of 1986.
“Combined Tax” means (i) any Tax with respect to which any of the Purchased Subsidiaries has filed or will file a Tax Return with a member of any Seller Group on a consolidated basis pursuant to Section 1501 of the Code and (ii) any income or franchise Tax payable to any state, local or foreign taxing jurisdiction in which any of the Purchased Subsidiaries has filed or will file a Tax Return with a member of any Seller Group (other than a group that consists solely of two or more of the Purchased Subsidiaries) on an affiliated, consolidated, combined or unitary basis with respect to such Tax.

“Comfort Letter” shall mean an accountant’s comfort letter in respect of the Audited Financial Statements and Unaudited Financial Statement for a Rule 144A offering, provided that (i) the statements in such comfort letter with respect to the Unaudited Financial Statements shall be limited to the form of statements in Annex I, (ii) the statements with respect to periods following June 30, 2017 shall be limited to the form of statements in Annex II and (iii) any ‘tick and tie’ procedures with respect to financial data in an offering memorandum for such Rule 144A offering related to the Business shall be limited to financial data that are found in the Audited Financial Statements or Unaudited Financial Statements (and any notes thereto) and schedules, reports or accounting records of the Business and the arithmetic accuracy of amounts, percentages and ratios derived from any of the foregoing financial data to the extent permitted by AU-C 920 Letters for Underwriters and Certain Other Requesting Parties.
“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.
“Compliant” means, with respect to the Required Information, (i) that such Required Information does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, (ii) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and Seller has not indicated (A) its intent to restate any historical financial statements of the Business, or (B) that any such restatement is under consideration, and (iii) Seller’s independent accountants are prepared to issue the Comfort Letters to Buyer’s underwriters or initial purchasers, subject to the satisfactory performance of the procedures by such independent accountants necessary to issue such Comfort Letters and receipt by such accountants of a customary due diligence representation letter from such underwriters or initial purchasers. For the avoidance of doubt, all costs incurred in connection with preparing and/or providing Required Information that is Compliant shall be at Buyer’s sole cost and expense.
“Confidentiality Agreement” means the confidentiality agreement between Griffon and Seller dated as of April 4, 2017.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation, promise, undertaking or other binding arrangement of any nature (including leases, subleases, licenses, sublicenses, mortgages, notes, indentures, bonds, guarantees, subcontracts and purchase orders).
“Damages” has the meaning set forth on Section 1.01(e) of the Disclosure Schedule.
“Deferred Business Budget” means the budget set forth on Section 1.01(f) of the Disclosure Schedule.
“Deferred Closing Date” means the date on which the Deferred Closing occurs with respect to the Deferred Business.

“Deferred Closing Period Taxes” means with respect to the Deferred Business, any and all Taxes for the period beginning on the day after the Closing Date and ending on the Effective Time of the Deferred Closing Date incurred by, or imposed on or with respect to, the Deferred Business. For the avoidance of doubt, Deferred Closing Period Taxes shall not include any Taxes arising from or related to the sale of the Deferred Business.
“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement and attached hereto.
“Domestic Subsidiary Shares” means all of the outstanding shares of capital stock of, or other equity interests in, ClosetMaid Corporation.
“Emerson China” means Emerson Electric (China) Holding Co. Ltd.
“Emerson Philippines” means Emerson Electric (Asia) Limited Regional Operating Headquarters.
“Employed” means, with respect to a Business Employee as of an applicable date of determination, that as of such date such Business Employee (i) is actively employed, (ii) is absent from work on account of paid time off, vacation, sick or personal leave, short- or long-term disability or leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of a Business Benefit Plan) or (iii) for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.
“Environmental Laws” means any Applicable Laws relating to the environment or any spill, release, discharge, disposal, recycling, generation, handling, transportation, treatment, storage, clean-up, distribution, packaging, or labeling of, or exposure to, any Hazardous Substance.
“Environmental Liabilities” means all Liabilities (including the costs of any Remedial Action) arising in connection with or in any way relating to any Environmental Law or the Release of or exposure to Hazardous Substances, including Liabilities arising from any Third Party Claims for personal injury, death, or property damage caused by an actual or alleged release of, or exposure to, a Hazardous Substance.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with Seller or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Escrow Account” means the non-interest bearing bank account designated in writing by the Escrow Agent.
“Escrow Agent” means Standard Chartered Bank (Hong Kong) Limited, whose fees and expenses shall be borne by Buyer and Seller equally.

“Escrow Agreement” means the Escrow Agreement in form and substance to be reasonably agreed by Buyer, Seller and the Escrow Agent to be entered into at or prior to the Closing among the applicable Affiliates of Seller and Buyer and the Escrow Agent.
“Existing Litigation Rights” means any pending Action in which any Purchased Subsidiary is a co-plaintiff or member of a plaintiff class with Seller, any Retained Subsidiary and/or the Retained Business, to the extent such Action is set forth on Section 1.01(g) of the Disclosure Schedule.
“Final Determination” means (i) any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code (or any comparable provision of state, local or foreign law) or execution of an IRS Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their respective Affiliates, whichever is responsible for payment of such Tax under Applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.
“Financing Sources” means the Lender and any other Person (other than Buyer) signatory to the Debt Commitment Letter and any other Persons that have committed to provide or otherwise entered into agreements in connection with the Financing or any alternative financing, including any joinder agreements, credit agreements or other definitive agreements relating thereto and any arrangers, administrative agents, collateral agents, or trustees part of the Financing, and the successors and assigns of each of the foregoing.
“Foreign Subsidiary Shares” means all of the outstanding shares of capital stock of, equity quotas (“partes sociales”) or other equity interests in (i) ClosetMaid Comercializadora, (ii) ClosetMaid Reynosa and (iii) ClosetMaid China, as the case may be.
“Fraud” has the meaning set forth on Section 1.01(h) of the Disclosure Schedule.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, municipal or local, governmental, regulatory or self-regulatory authority, department, court, agency, arbitral body or similar forum, including any agency, branch, bureau, commission, department, entity, official or political subdivision thereof.
“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including asbestos, oil, petroleum, its derivatives, by-products, products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any Applicable Law pertaining to the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Income Tax” means any Tax that is, in whole or in part, based on or measured by net income or gains, and any similar Tax.
“Indebtedness” means (i) all obligations for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures, or other instruments or debt securities, (iii) all obligations for the deferred or contingent purchase price of property, assets, securities or services and all obligations for purchase price adjustments, earn-outs, release of “holdback” or similar deferred payment obligations (other than current liabilities incurred in the ordinary course of business to the extent captured as a liability within Closing Working Capital), (iv) all commitments by which a Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit, bankers’ acceptances and surety bonds, in each case, to the extent drawn), excluding commitments securing performance under contractual obligations in the ordinary course of business set forth on Section 1.01(i) of the Disclosure Schedule, (v) all obligations under capitalized leases (determined in accordance with the Accounting Policies), (vi) all liabilities arising out of interest rate and currency swap, hedge, cap, commodity derivatives and any other arrangements designed to provide protection against fluctuations in interest or currency rates, in each case including any amounts payable to terminate such arrangements, (vii) except as otherwise expressly provided as an obligation of Buyer in Section 7.05 or Article 9, all obligations for (A) bonus payments not included in Closing Working Capital owed to any current or former manager, officer, employee or director of the Business which remain unpaid as of the Closing, and (B) the employer portion of all payroll, employment, unemployment and similar Taxes payable with respect to the obligations described in the foregoing clause (A), (viii) all direct or indirect guarantees (other than product warranties made in the ordinary course of business), support or keep-well obligations with respect to obligations of the kind referred to in clauses (i) through (vii) of this definition to the extent called upon, (ix) accrued or unpaid interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) and other amounts owing in respect of obligations of the kind referred to in clauses (i) through (viii) of this definition, and (x) without duplication, all obligations of the kind referred to in clauses (i) through (ix) of this definition of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on property of the Business, including the Purchased Assets, whether or not Seller or its Affiliates have assumed or otherwise become liable for the payment of such obligations (including any obligations secured by a purchase money mortgage or other Lien to secure all or any part of a purchase price). For the avoidance of doubt, the term “Indebtedness” shall not include any intercompany indebtedness among the Purchased Subsidiaries. Notwithstanding the foregoing, and for the avoidance of doubt, Indebtedness does not include any items to the extent included in Closing Working Capital.
“Intellectual Property Rights” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, or with an application review by a Governmental Authority in progress, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, counterparts claiming priority from, or reissues of any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights, moral rights and works of authorship, whether or not registered, including all copyrights and moral rights in Software and all applications and registrations therefor (“Copyrights”); (d) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications and registrations therefor, and the goodwill associated therewith (collectively, “Trademarks”); (e) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory law and common law), industrial secrets (“secreto industrial”), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (f) mask works, integrated circuit topographies and all applications and registrations therefor; (g) domain name registrations; (h) proprietary databases and data compilations and all documentation relating to the foregoing; (i) industrial designs, design patents and all features of shape, configuration, pattern or ornament, and any combination of the foregoing features, as applied to any industrial or commercial article or product, including all applications and registrations therefor to the extent protectable under Applicable Law (“Designs”); and (j) other intellectual property rights (if any) in Software and IT Assets and, further including in each case, any and all rights of action arising from the foregoing, and income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.
“International Plan” means any Business Benefit Plan that covers Business Employees who perform (or who, as of immediately prior to termination of their employment with Seller and its Affiliates, performed) services primarily in a country other than the United States.
“IRS” means the United States Internal Revenue Service.
“IT Assets” means any and all computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“June 30 HFM Management Financial Statements” has the meaning set forth in the Accounting Policies.
“knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge (after reasonable inquiry of direct reports) of the individuals set forth in Section 1.01(j) of the Disclosure Schedule.
“Liability” means any liability, cost, expense, debt, obligation, commitments and losses of any kind, character, or description, and whether primary or secondary, direct or indirect, known or unknown, liquidated or unliquidated, determined or determinable, accrued or fixed, absolute, contingent or otherwise, including those arising under any Applicable Law or Action and those arising under any Contract.
“Lien” means any mortgage, lien, license grant, pledge, charge, deeds of trust, security trust (“fideicomiso de garantía”), deeds to secure debt, security interest, option, lease, sublease,

occupancy agreement, right-of-way, right of first refusal, right of first offer, covenant, restriction, easement, adverse claim, proxy, voting trust or agreement or transfer restriction under any stockholder or similar agreement.
“Marketing Period” means subject to the following sentence, the first period of fifteen (15) consecutive Business Days after the date of this Agreement during which Buyer shall have the Required Information that is Compliant; provided, that if Seller shall in good faith reasonably believe it has provided the Required Information, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case Seller shall be deemed to have complied with the requirement above to provide the Required Information as of the date of such delivery unless Buyer in good faith reasonably believes Seller has not completed the delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with specificity which Required Information Seller has not delivered). Seller shall be deemed to have provided such a notice on the date hereof indicating that it has completed delivery of the Required Information that is Compliant as of the date hereof; provided that the Marketing Period shall commence no earlier than September 5, 2017. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated. For the avoidance of doubt, the Marketing Period shall not be deemed to have commenced if the Required Information is not Compliant on the first day, throughout and on the last day of such period.
“Material Adverse Effect” means any fact, occurrence, change, event, circumstance, condition, development or effect that (i) would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the condition (financial or otherwise), properties, assets, liabilities, business, operations, and operating results of the Business, except for any such effect (x) solely to the extent relating to any Excluded Asset or Excluded Liability or (y) resulting from or arising in connection with (A) changes that generally affect the financial or securities markets, including in interest rates or currency exchange rates, (B) changes in economic, regulatory or political conditions generally, (C) changes or conditions affecting generally the industries in which the Business operates, (D) changes in Applicable Law, GAAP or other applicable accounting or regulatory standards or principles, or in the enforcement, implementation or authoritative interpretations thereof, (E) acts of war, sabotage, terrorism or cyber-attacks or natural disasters or any escalation or worsening thereof, (F) the announcement of this Agreement or other Transaction Documents or pendency or consummation of the transactions contemplated hereby or thereby, (G) any failure of the Business to meet any internal or industry financial estimates, forecasts or projections for any period (it being understood that any effect that has contributed to such failure shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause (G)), or (H) changes directly attributable to any actions taken by Seller or any of its Affiliates that are expressly required to be taken pursuant to this Agreement; provided, that in the case of clauses (A), (B), (C), (D) and (E), such effects shall not be so excluded from the definition or determination of whether there is a “Material Adverse Effect” hereunder to the extent such change or event, individually or in the aggregate, has or would reasonably be expected to have, a disproportionate effect on the Business relative to other Persons operating in the industry in which the Business operates, or (ii) the ability of Seller and its Affiliates to carry out their obligations hereunder.
“MOFCOM” means the Ministry of Commerce of the PRC or its designated local counterparts.
“Non-Business Assets” means any assets of the Purchased Subsidiaries that would constitute Excluded Assets under Section 2.03 if they were assets of a Retained Subsidiary.
“Non-Income Tax” means any Tax other than an Income Tax.
“Non-Recoverable Transfer Taxes” means any Transfer Taxes other than Recoverable Transfer Taxes.
“Non-TSA Business Employee” means any individual (other than a TSA Employee or Philippines Employee) who, as of immediately prior to the Effective Time, is Employed by Seller or a Retained Subsidiary and who devotes a majority of his or her working time to performing services on behalf of the Business or a Purchased Subsidiary.
“Order” means any order, writ, temporary or permanent injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority.
“Permitted Lien” means (i) Liens disclosed in Section 1.01(k) of the Disclosure Schedule, (ii) Liens expressly disclosed on the Balance Sheet or the notes thereto, (iii) Liens for Taxes, assessments and similar charges that are not yet due and payable, or, if due, not delinquent or that are being contested in good faith and for which an adequate reserve has been made in accordance with GAAP for such contested Liens, (iv) mechanic’s, materialman’s, carrier’s, repairer’s, worker’s, warehouseman’s and other similar Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or that are being contested in good faith and for which an adequate reserve has been made in accordance with GAAP for such contested Liens, (v) statutory or contractual Liens of landlords or Liens on the landlord’s or prior landlord’s interests, (vi) zoning, building codes and other land use laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority, (vii) Liens constituting non-exclusive licenses or sublicenses not to sue in respect of Intellectual Property Rights granted to customers, suppliers, vendors or distributors for sale, lease or transfer, marketing or promotion of finished products or services in the ordinary course of business consistent with past practice, (viii) purchase money Liens and Liens securing rental payments under capital lease arrangements disclosed in the Data Room, (ix) easements, rights-of-way, covenants, restrictions and similar minor real property encumbrances arising by Applicable Law or in the ordinary course of business consistent with past practice that do not secure any monetary obligation or materially interfere with the conduct of business as conducted as of the date hereof of the applicable Purchased Subsidiary, taken as a whole or with the present use of the Real Property or (x) Liens which will be extinguished and released in full as of the Closing.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Philippines Employee” means any individual who as of immediately prior to the Effective Time, is Employed by Seller or a Retained Subsidiary and devotes a majority of his or her working time to performing services on behalf of the Business or a Purchased Subsidiary and is located in the Philippines and whose employment is scheduled to transfer to Buyer or its Subsidiary on a deferred basis after the Closing Date.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.
“PRC” means the People’s Republic of China, excluding for purposes of this Agreement only, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
“Pre-Closing Income Tax” means any Income Tax incurred in a Pre-Closing Tax Period.
“Pre-Closing Non-Income Tax” means any Non-Income Tax incurred in a Pre-Closing Tax Period.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.
“Purchased Domestic Subsidiaries” means the following direct and indirect Subsidiaries of Seller: (i) ClosetMaid Corporation and (ii) Clairson, Inc.
“Purchased Foreign Subsidiaries” means the following direct and indirect Subsidiaries of Seller: (i) ClosetMaid Comercializadora, (ii) ClosetMaid Reynosa and (iii) ClosetMaid China.
“Purchased Mexican Subsidiaries” means the following direct and indirect Subsidiaries of Seller: (i) ClosetMaid Reynosa and (ii) ClosetMaid Comercializadora.
“Purchased Subsidiaries” means, collectively, the Purchased Domestic Subsidiaries and the Purchased Foreign Subsidiaries.
“Purchased Subsidiary Benefit Plan” means each Business Benefit Plan that is sponsored, maintained or entered into by a Purchased Subsidiary.
“Purchased Subsidiary Business Employee” means any individual (other than a TSA Employee or Philippines Employee) who, as of immediately prior to the Applicable Transfer Time, is Employed by a Purchased Subsidiary.
“Qualifying Offer” means an offer of employment made by (i) Buyer or any of its Subsidiaries or (ii) with respect to a Business Employee located in a country other than the United States, a business process outsourcing firm, professional employer organization, employee leasing organization or other third party service provider (any such firm, organization or provider, a “Third-Party Employer”) under which such employee would provide services primarily to the Business, in each case, the terms and conditions of which meet the requirements set forth in Article 9.
“Recoverable Transfer Taxes” means (i) the Canadian goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and the Quebec sales tax imposed under An Act Respecting the Quebec Sales Tax and (ii) any other Transfer Taxes that may be recovered (as reasonably determined by the party entitled to such Recovery) by way of a refund, credit, offset or other reduction in Tax liability in the jurisdiction imposing such Transfer Taxes.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, depositing, disposing, dispersing, or migrating into or through the environment.
“Relevant Period” has the meaning set forth on Section 1.01(l) of the Disclosure Schedule.
“Remedial Action” means any investigation, remediation, clean-up, abatement, removal or monitoring (or words of similar import) of Hazardous Substances.
“Representative” means, with respect to any Person, such Person’s Affiliates, and its and their respective directors, officers, employees, counsel, financial advisors, financing sources, auditors, agents and other authorized representatives.
“Required Information” means (a) all financial information of the Business required by paragraph 6 of Exhibit C of the Debt Commitment Letter, including, in the case of pro forma financial statements required under such paragraph, financial information regarding the Business necessary for the preparation of such pro forma financial statements, (b) information in Annex III attached hereto, (c) information provided orally by the Seller during the telephonic meeting on August 31, 2017 regarding (i) the Audited Financial Statements and (ii) the Unaudited Financial Statements; and (d) the Audited Financial Statements and the Unaudited Financial Statements.
“Retained Business” means any business now, previously or hereafter conducted by Seller or any of its Subsidiaries or Affiliates other than the Business.

“Retained Environmental Liabilities” means, other than any Environmental Liabilities included in clauses (b) or (c) of the definition of Assumed Environmental Liabilities, all Environmental Liabilities to the extent arising in connection with or relating to (a) the Purchased Subsidiaries, the Purchased Assets, the Business (as currently or formerly conducted), the Real Property or any property currently or formerly owned, leased or operated by the Purchased Subsidiaries or otherwise in connection with the Business (including off-site disposal thereon and Hazardous Substances migrating thereto) and to the extent relating to events or activities first occurring on or before the Closing Date and (b) without limiting the foregoing, the disposal of Hazardous Substances prior to the Closing Date by or on behalf of the Purchased Subsidiaries at the disposal sites set forth on Section 11.02(a)(iii) of the Disclosure Schedule.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Seller other than the Purchased Subsidiaries.
“SAIC” means the State Administration for Industry and Commerce of the PRC or its designated local counterparts.
“Securities Act” means the U.S. Securities Act of 1933.
“Seller Group” means, with respect to U.S. federal income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member and, with respect to state, local or foreign income or franchise Taxes, any consolidated, combined or unitary group of which Seller or any of its Affiliates is a member for such state, local or foreign income or franchise Tax purposes.
“Shares” means, collectively, the Domestic Subsidiary Shares and the Foreign Subsidiary Shares.
“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including any and all data and collections data, whether machine readable or otherwise, (iii) algorithms, descriptions, flow charts and other work products used to design, plan, organize and develop and of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation including user manuals and other training documentation relating to any of the foregoing.
“Specified Tax Representations” means those representations and warranties contained in Section 8.01(g) and (j) of this Agreement.
“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, association or other business entity (i) of which such first Person directly or indirectly holds securities or other ownership interests having a majority of the total voting power of the securities or other ownership interests entitled by their terms to elect directors, managers, trustees or other persons performing similar functions, (ii) of which such first Person is the general partner of managing member thereof or (iii) in the case of a joint venture, is a joint venture in which such first Person directly or indirectly owns, controls or holds an equity interest.
“Tax” means (i) any tax or other like assessment (including import or customs duties, tariffs and other government duties; any type of social security taxes and charges and labor Taxes), escheat or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii) in the case of any of the Purchased Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Purchased Subsidiary to a Taxing Authority is determined or taken into account with reference to the activities of any other Person.
“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law.
“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes and any amendment thereto, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written), including all express or implied agreements or arrangements, binding Seller or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, in each case other than general commercial contracts not primarily relating to Taxes.
“Title Company” means First American Title Insurance Company.
“Title IV Plan” means (a) the Seller DB Plan or (b) any other Benefit Plan (i) that is subject to Title IV of ERISA (including, without limitation, any multiemployer plan as defined in Section 3(37) of ERISA) or is a money purchase plan subject to Section 302 of ERISA or Section 412 of the Code and (ii) that is or ever has been, sponsored, maintained, contributed to or required to be contributed to by Seller or any of its ERISA Affiliates, or under which Seller or any of its ERISA Affiliates has any liability (contingent or otherwise).
“Trademark Assignment” means the trademark assignment to be entered into between Buyer and Seller (or their respective designees) at the Closing in substantially the form attached hereto as Exhibit G.
“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, each Foreign Transfer Agreement, the Confidentiality Agreement, the Trademark Assignment, the Limited Guarantee, Equity Commitment Letter and the Transition Services Agreement.
“Transaction Expenses” means the amount of (x) all fees, costs and expenses incurred through the Effective Time by any Purchased Subsidiary but unpaid prior to the Closing, directly or indirectly, whether accrued or not, in connection with, arising from or related to the preparation, negotiation and execution of this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder or otherwise relating to any auction or other sale process leading up to the execution of this Agreement (including, in each case, all fees, costs and expenses of the legal counsel, investment bankers, accountants, advisors, brokers or other Representatives and consultants and associated expenses) and (y) except as otherwise expressly provided as an obligation of Buyer in Section 7.05 or Article 9, all bonuses, costs, commissions, trust fundings and other payments related to any, incentive, severance, transaction bonus, change of control payment, performance award, retention, stay, deferred compensation or other compensatory payment or acceleration thereof payable by any Purchased Subsidiary to any Person, in each case, which become payable or due in connection with the transactions contemplated hereby (including any withholding Taxes and the employer portion of any employment Taxes related thereto), and the employer portion of any employment, unemployment, payroll or similar Taxes attributable to the amounts payable in respect of the Transaction Expenses, in each case, which are unpaid immediately prior to the Closing and for which any of Buyer, its Affiliates or the Business may have any Liability or obligation after Closing or which may give rise to any Lien on any of the Shares or Purchased Assets at or after the Closing (it being agreed, for the avoidance of doubt, the payments to be made in connection with the bonus letters disclosed on Section 3.17(a)(i)(5) of the Disclosure Schedule are “Transaction Expenses”). Notwithstanding the foregoing, and for the avoidance of doubt, Transaction Expenses do not include any items to the extent included in Closing Working Capital or Indebtedness.
“Transfer Tax” means any excise, sales, use, goods and services, harmonized sales, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer (including controlling interest), and similar Taxes, levies, charges and fees (including any penalties and interest), but, for the avoidance of doubt, shall not include income, capital gain or similar Taxes.
“Transition Services Agreement” means a Transition Services Agreement to be entered into between Buyer and Seller at the Closing in substantially the form attached hereto as Exhibit A.
“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.
“Tri-Partite Agreement” means an agreement in a form satisfactory to Seller and Buyer among (a) Seller (or its applicable Affiliate), (b) Buyer (or its applicable Subsidiary) and (c) a Business Employee who is based in China pursuant to which (i) such Business Employee agrees (x) to the transfer of his or her employment to Buyer (or its applicable Subsidiary or the applicable Third-Party Employer) and (y) to waive any entitlement to severance or other termination related payments or benefits in connection with such transfer and (ii) Buyer (or its applicable Subsidiary or the applicable Third-Party Employer) agrees to make an offer to employ such Business Employee on the terms set forth in Article 9.
“TSA Employee” means any individual who as of immediately prior to the Effective Time, is Employed by Seller or a Retained Subsidiary and devotes a majority of his or her working time to performing services on behalf of the Business or a Purchased Subsidiary and whose services are to be provided to Buyer or any of its Subsidiaries pursuant to the Transition Services Agreement.

“TSA Termination Date” means, with respect to a TSA Employee, the date on which Seller or its relevant Affiliate ceases to provide such TSA Employee’s service pursuant to the Transition Services Agreement (or, in the case of a Philippines Employee, the date on which such Philippines Employee ceases to provide services to the Business).
(a)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
338(h)(10) Allocation Statement	2.07(d)
Accounting Referee	2.10(c)
Acquired Competing Business	section 5.03(a)
Acquisition Proposal	5.09
Agreement	Preamble
Allocation Statement	2.07(c)
Appointees	2.13(d)
Assumed Liabilities	2.04
Audited Financial Statements	3.06
Breach Reverse Termination Fee	12.02(b)
Buyer	Preamble
Buyer Canada DC Plan	9.06(b)
Buyer DC Plan	section 9.04
Buyer Deferred Savings Plan	9.06(c)
Buyer-Filed Straddle Period Income Tax Return	8.03(b)
Buyer FSA Plan	9.10
Buyer Indemnified Parties	11.02(a)
Buyer International Retirement Plan	9.06(a)
Buyer Mexico DC Plan	9.06(d)
Buyer Philippines DB Plan	9.06(e)
Buyer Related Party	section 12.02(d)
Canada DC Plan	9.06(b)
China Approvals	2.12(b)(ii)
China Deferred Savings Plan	9.06(c)
China Operating Expenses	2.13(c)
Closing	2.08
Closing Statement	2.10(a)
Commitment Letters	4.05
Company Confidential Information	section 5.02(a)
Competing Business	5.03(a)
Copyrights	Definition of “Intellectual Property Rights”
Covered Employee	5.04

Term	Section
Current Representation	7.06(a)
De Minimis Amount	11.02(a)
Debt Commitment Letter	4.05
Debt Financing	4.05
Deductible	11.02(a)
Deferred Business	2.12(a)
Deferred Closing	2.12(a)
Designated Person	7.06(a)
Designs	Definition of “Intellectual Property Rights”
Development Agreement	3.09(a)(ix)
Dispute Notice	2.10(b)
Disputed Item	2.10(b)
Effective Time	2.08
email	13.01
End Date	12.01(b)
Enforceability Exceptions	3.02
Environmental Indemnity Matters	11.06
Environmental Permits	3.18(a)(ii)
Equity Commitment Letter	4.05
Equity Financing	4.05
Excluded Assets	2.03
Excluded Liabilities	2.05
Exclusivity Period	section 5.09
Extended Trademark Period	7.09(b)
Final Closing Indebtedness	2.11(a)
Final Closing Working Capital	2.11(a)
Final Transaction Expenses	2.11(a)
Financing	4.05
Financing Failure Event	6.02(b)
Financing Failure Reverse Termination Fee	12.02(b)
Financing Source Related Parties	section 12.02(d)
Foreign Transfer Agreement	2.09
Fundamental Representations	11.01
Griffon	Preamble
Inbound License	3.09(a)(ix)(A)
Indemnified Party	11.03(a)
Indemnifying Party	11.03(a)
International Trade Laws	3.19(a)
IP Agreements	3.09(a)(ix)(B)

Term	Section
Leased Real Property	3.12(c)
Lender	4.05
Limited Guarantee	Recitals
Mandatory Sale Period	section 5.03(a)
Mandatory Sale Start Date	section 5.03(a)
Material Contract	3.09(b)
Material Customer	3.21
Material Supplier	3.21
Maximum Liability Amount	12.02(e)
Mexico DC Plan	9.06(d)
Non-Recourse Party	13.14
Notice Period	11.04
Offering Materials	5.08(a)
Outbound License	3.09(a)(ix)(B)
Owned Real Property	3.12(a)
Patents	Definition of “Intellectual Property Rights”
Permits	3.15
Permitted Holding	section 5.03(a)
Philippines DB Plan	section 9.06(e)
Philippines Deferred Assets	2.16
Philippines Deferred Closing	2.16
PLL Policy	6.03
Post-Closing Representation	7.06(a)
Potential Contributor	11.08
Potential Indemnified Party	8.07(d)
Potential Indemnifying Party	8.07(d)
Pre-Closing EPLI Claim	section 7.11
Pre-Closing Worker’s Comp Claim	section 7.11
Purchase Price	2.07(a)
Purchased Assets	2.02
Purchased Subsidiary Securities	3.05(b)
Real Property	3.12(c)
Real Property Leases	3.12(b)
Registered Intellectual Property Rights	3.14(a)
Related Party Agreement	3.22
Related to the Business	2.02
Restrictive Agreement	3.09(a)(ix)
Reverse Termination Fee	12.02(b)
ROFO Period	section 5.03(a)
ROFO Price	section 5.03(a)

Term	Section
Seller	Preamble
Seller DB Plan	9.05
Seller DC Plan	9.04
Seller FSA Plan	9.10
Seller Indemnified Tax Loss	8.07(a)
Seller International Retirement Plan	9.06
Seller Retained Marks	7.09(a)
Seller Tax Records	8.04(b)
Seller Welfare Plan	9.08
Special Representations	10.02(b)(ii)
Supplemental Financial Statements	5.08(b)
Taxing Authority	Definition of “Tax”
Tax Claim	8.07(d)
Tax Controversy	8.07(d)
Tax Representations	8.02
Third Party Claim	11.03(a)
Third-Party Employer	Definition of “Qualified Subsidiary”
Trade Secrets	Definition of “Intellectual Property Rights”
Trademarks	Definition of “Intellectual Property Rights”
Transferred Employee	9.01
Transition Period	7.09(a)
Unaudited Financial Statements	3.06
WARN Act	section 3.17(a)
Warranty Breach	11.02(a)(i)

Section 1.02     Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to any Applicable Law shall be deemed to refer to such law or Applicable Law as amended, modified, coded, supplemented or replaced from time to time, in whole or in part, except as otherwise specified herein, and to any rules, regulations, enforcement procedures and any interpretations promulgated thereunder from time to time. All references to any time herein shall refer to Eastern Time. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE 2
PURCHASE AND SALE
Section 2.01     Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, Seller shall, and shall cause the applicable Retained Subsidiaries to (including pursuant to the Foreign Transfer Agreements), sell, convey, transfer, assign and deliver to Buyer, and Buyer shall, or shall cause one of its Affiliates to, purchase from Seller and such applicable Retained Subsidiaries, all of the Seller’s and such applicable Retained Subsidiaries’ right, title and interest in and to the Shares at the Closing (or in the case of ClosetMaid China, at the Deferred Closing of the Deferred Business). Seller or the Retained Subsidiaries, as applicable, shall sell, convey, assign, transfer and deliver to Buyer (or such Affiliate of Buyer) at the Closing (or in the case of ClosetMaid China, at the Deferred Closing of the Deferred Business) valid title to such Shares free and clear of any Lien, other than transfer restrictions arising under applicable federal and state securities laws.
Section 2.02     Purchase and Sale of the Purchased Assets. Except as otherwise provided pursuant to Section 2.03 below, upon the terms and subject to the conditions of this Agreement and, if applicable, the Foreign Transfer Agreements, Buyer agrees to purchase from Seller and the Retained Subsidiaries, and Seller agrees to, and to cause the Retained Subsidiaries to, sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer (or, as applicable, an Affiliate thereof) at the Closing, free and clear of any Liens other than Permitted Liens, all of Seller’s and the Retained Subsidiaries’ right, title and interest in, to and under the assets, properties, rights and business, whether tangible or intangible, of every kind and description, owned, used or held for use primarily in connection with or primarily related to the conduct of the Business (“Related to the Business”) (but excluding any Excluded Assets and excluding any assets, properties and businesses owned by a Purchased Subsidiary) (the “Purchased Assets”), including all right, title and interest of Seller and the Retained Subsidiaries in, to and under the following to the extent Related to the Business:
(a)    the Canadian Lease;
(b)    all equipment, machinery, furniture, tools, computer hardware, vehicles and other tangible personal property and interests therein that are Related to the Business or that are located at the Owned Real Property or Leased Real Property;
(c)    all raw materials, work-in-process, finished goods, supplies and other inventories;
(d)    all rights under all Contracts, including those listed in Section 3.09 of the Disclosure Schedule;
(e)    all rights, claims (including counterclaims), defenses, credits, causes of action or rights of set-off against third parties relating to or arising from the Purchased Assets or any Assumed Liability, including unliquidated rights under manufacturers’ and vendors’ warranties;
(f)    all billed and unbilled trade and non-trade accounts receivable and all related correspondence, and any other receivables or obligations from customers with respect to the sales of products, goods shipped or services rendered (including any intercompany accounts and notes receivable that are payable by Seller or any Retained Subsidiary and not otherwise eliminated in full in accordance with Section 5.05), and, in each case, the full benefit of all security for such accounts or other rights to payment;
(g)    all prepaid assets and prepaid expenses, excluding any prepaid Seller intercompany insurance premiums;
(h)    all Assigned IP Assets;
(i)    all Assigned Software and Assigned IT Assets;
(j)    all Permits;
(k)    all books, records, files, papers, business and financial records, documents, customer lists, supplier lists, product price lists, sales records, product specifications, advertising materials, engineering data, records of invention, tests results and maintenance schedules, whether in hard copy or electronic format, in each case, Related to the Business, including any information relating to any Tax imposed on the Purchased Assets (it being understood that Seller and the Retained Subsidiaries shall be permitted to retain copies of such materials subject in all respects to Section 5.02);
(l)    all assets of the Purchased Subsidiary Benefit Plans;
(m)    all assets to the extent set forth on the Balance Sheet;
(n)    all goodwill; and
(o)    to the extent permitted by Applicable Law, the personnel records (including all human resources and other records) of Seller or a Retained Subsidiary relating to the Transferred Employees (it being agreed that, to the extent not permitted by Applicable Law without the consent of a Transferred Employee, the parties shall use reasonable best efforts to obtain such consent).
Section 2.03     Excluded Assets. Buyer expressly understands and agrees that all of the assets of Seller and the Retained Subsidiaries, other than the Purchased Assets, the Purchased Subsidiaries and the Shares, shall remain the property of Seller or such Retained Subsidiaries (collectively, the “Excluded Assets”), which shall include the following:
(a)    all cash and cash equivalents on hand and in banks immediately prior to the Effective Time (except for any cash or cash equivalents taken into account in the calculation of Closing Cash);
(b)    all bank accounts;
(c)    all insurance policies and all claims, credits, causes of action or rights thereunder;
(d)    all Intellectual Property Rights (other than the Assigned IP Assets), including the Intellectual Property Rights set forth on Section 2.03(d) of the Disclosure Schedules;
(e)    all Software (other than the Assigned Software);
(f)    all IT Assets (other than the Assigned IT Assets);
(g)    all books, records, files and papers, whether in hard copy or electronic format, prepared in connection with this Agreement or the transactions contemplated hereby, and all minute books and corporate records of Seller and the Retained Subsidiaries;

(h)    all rights of Seller or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;
(i)    any Existing Litigation Right;
(j)    all assets sold or otherwise disposed of (without limiting Buyer’s rights for any breach of Section 5.01 of this Agreement) during the period from the date hereof until the Effective Time;
(k)    all assets of the Business Benefit Plans (other than the Purchased Subsidiary Benefit Plans);
(l)    the personnel records (including all human resources and other records) of Seller or a Retained Subsidiary relating to employees of Seller or such Retained Subsidiary other than in relation to the Transferred Employees as contemplated by Section 2.02(o);
(m)    all Contracts, agreements or binding obligations to which Seller is party, including all of the Master Supply Agreements listed in Section 2.03(m) of the Disclosure Schedule;
(n)    all Tax Assets, as well as any rights to Tax refunds or credits in respect of Tax overpayments; and
(o)    the other property and assets described in Section 2.03(o) of the Disclosure Schedule.
Section 2.04     Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, subject to Section 11.02, Buyer agrees, effective at the Effective Time, to assume the following Liabilities of Seller or any of its Subsidiaries (or any predecessor of any of the foregoing or any prior owner of all or part of the businesses or assets of any of the foregoing) to the extent Related to the Business or primarily relating to or primarily arising out of the Purchased Assets (as currently or formerly conducted), and not to the extent arising from or related to the Excluded Assets, the Excluded Liabilities or breach of Contract, tort, infringement, misappropriation or violation of Applicable Law, whether presently in existence or arising hereafter (the “Assumed Liabilities”):
(a)    all Liabilities to the extent accrued for in the Balance Sheet (to the extent such Liabilities still exist as of the Effective Time);
(b)    all Liabilities Related to the Business incurred in the ordinary course of Business consistent with past practice since the Balance Sheet Date to the extent such Liabilities still exist as of the Closing Date (including, for the avoidance of doubt, subject to Section 2.05(j), all Liabilities arising under Contracts incurred in the ordinary course of Business consistent with past practice since the Balance Sheet Date);
(c)    all Liabilities under warranty obligations relating to any products manufactured or sold by the Business following the Effective Time;
(d)    all Liabilities or obligations arising out of any Action Related to the Business or related to or arising out of the Purchased Assets, in each case, arising as a result of the operation of the Business following the Effective Time;
(e)    all Liabilities relating to the Business to the extent reflected in the Final Closing Statement (as such Liabilities and the amount thereof may be adjusted pursuant to Section 2.10, and subject, if applicable, to Section 2.11);
(f)    (i) all Liabilities with respect to each Transferred Employee, and each Business Employee in accordance with Section 9.11(a) and (b), other than any such Liabilities that are (x) expressly retained by Seller or any Retained Subsidiary pursuant to Article 9, (y) taken into account under Closing Indebtedness or (z) taken into account in Transaction Expenses, (ii) all Liabilities expressly assumed by Buyer pursuant to Section 7.05 or Article 9 and (iii) all Liabilities under any Purchased Subsidiary Benefit Plan; but, for the avoidance of doubt, excluding all Liabilities under any Business Benefit Plan that is not a Purchased Subsidiary Benefit Plan not expressly assumed by Buyer pursuant to Article 9;
(g)    all Liabilities relating to or arising out of the Purchased Assets or the Business (including any such Liabilities of any Purchased Subsidiary), in each case, arising as a result of the operation of the Business following the Effective Time;
(h)    all Liabilities arising out of or in connection with any Applicable Law related to unclaimed or abandoned property related to or arising out of the Business or the Purchased Assets, in each case, arising as a result of the operation of the Business following the Effective Time;
(i)    all Liabilities for any Third Party Claim relating to, or arising out of, the use, application, malfunction, defect, design, operation, performance or suitability of any product of the Business to the extent the injury or damages or occurrence with respect thereto arose or occurred at or after the Effective Time, without regard to when the product was manufactured, sold or distributed by the Business; and
(j)    all Assumed Environmental Liabilities.
Section 2.05     Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, Buyer is assuming only the Assumed Liabilities and neither Buyer nor any of its Affiliates is assuming any other Liability of Seller or any of its Affiliates, whether presently in existence or arising hereafter, including:

(a)    the Retained Environmental Liabilities;
(b)    all Liabilities relating to or arising out of the Excluded Assets;
(c)    all Liabilities relating to or arising out of the ownership or operation of the Business or the Purchased Assets (including any such Liabilities of any Purchased Subsidiary), in each case, arising as a result of the operation of the Business prior to the Effective Time, unless otherwise expressly set forth herein;
(d)    all Taxes, fees and other amounts for which Seller or the Retained Subsidiaries are responsible pursuant to Article 8;
(e)    all Liabilities of the Deferred Business to the extent incurred due to a breach of the Seller or its Representatives of Section 2.12 and Section 2.13;
(f)    all Liabilities under any Business Benefit Plan that is (i) not a Purchased Subsidiary Benefit Plan, other than any such Liabilities expressly assumed by Buyer pursuant to Article 9 or (ii) a Title IV Plan;
(g)    all Liabilities for which Seller or a Retained Subsidiary expressly has responsibility pursuant to this Agreement or any other Transaction Document;
(h)    all Liabilities for any Third Party Claim relating to, or arising out of, the use, application, malfunction, defect, design, operation, performance or suitability of any product of the Business to the extent the injury or damages or occurrence with respect thereto arose or occurred on or before the Effective Time;
(i)    all Liabilities for any (i) Pre-Closing EPLI Claims and (ii) Pre-Closing Worker’s Comp Claims;
(j)    all Liabilities for breach of any Contract since the Balance Sheet Date; and
(k)    all Liabilities to the extent related to the Retained Business.
All such other Liabilities (the “Excluded Liabilities”) shall be retained by and remain Liabilities of Seller or the Retained Subsidiaries, as applicable.
Section 2.06     Limitation on Assignment of Purchased Assets. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any Purchased Asset or any right thereunder if an attempted assignment or transfer, without the consent of, or other action by, any third party, would constitute a breach thereunder, a violation of Applicable Law or in any way adversely affect the rights of Buyer or Seller or any of their respective Affiliates thereunder. If such consent is not obtained or such other action is not taken (or any such consent or action is required with respect to any asset of any Purchased Subsidiary), Seller and Buyer shall use commercially reasonable efforts to cooperate in a mutually agreeable arrangement (including by establishing an agency type relationship or similar arrangement) under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement and the terms of any such Purchased Asset (or asset of such Purchased Subsidiary, as applicable). Upon obtaining the requisite consents, approvals or amendments thereto, Seller shall assign all rights associated with such Purchased Asset to Buyer (or its designee), in each case, without the payment of any consideration by Buyer or any of its Affiliates or agreement by any such Person to any adverse amendments, modifications or waivers of any material terms of any Purchased Assets in order to obtain such consents. To the extent permitted by Applicable Law, Seller shall (and shall cause its controlled Affiliates to) exercise, enforce and exploit, only at the direction of and for the benefit of Buyer and at Buyer’s sole cost and expense, any and all claims, rights and benefits of such Seller arising in connection with such Purchased Asset. During such period and without further consideration, Seller will promptly pay, assign and remit to Buyer when received all monies and other consideration relating to the period after the Closing Date received by it under any Contract or any claim, right or benefit arising thereunder not transferred pursuant to this Section 2.06.
Section 2.07     Purchase Price; Allocation of Purchase Price. (a) The purchase price for the Purchased Assets and the Shares is $260,000,000 in cash (the “Purchase Price”). The Purchase Price shall be paid as provided in Section 2.08 (subject to Section 2.07(b)) and shall be subject to adjustment as provided in Section 2.11.
(a)    At the Closing, an amount equal to the China Consideration shall be converted to Chinese renminbi in accordance with Section 13.13 and thereafter such converted amount shall be deposited with the Escrow Agent into the Escrow Account. The Escrow Account shall be held and disbursed by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.
(b)    The Purchase Price and the fair market value of the Assumed Liabilities shall be allocated to the Purchased Assets and the Shares as set forth in the statement attached hereto as Exhibit B (the “Allocation Statement”), which shall include (i) a specific allocation with respect to the Purchased Assets, ClosetMaid Corporation and each Purchased Foreign Subsidiary and (ii) an agreement as to the methodology that Buyer and Seller shall use to determine the fair market value, for Canadian Tax purposes, of the Assumed Liabilities assumed by Canadian Buyer in connection with this Agreement.
(c)    As promptly as practicable after the Closing, but not later than 120 days after the Closing Date, Buyer shall deliver a statement allocating the “aggregate deemed sales price” (as such term is defined in Treasury Regulations Section 1.338-4) with respect to ClosetMaid Corporation and Clarison Inc. in accordance with the Treasury Regulations promulgated under Section 338(h)(10), consistent with the allocation of Purchase Price set forth on the Allocation Statement, adjusted as necessary pursuant to Section 2.07(e) (the “338(h)(10) Allocation Statement”).  If, within 20 days after the delivery of the 338(h)(10) Allocation Statement, Seller notifies Buyer in writing that Seller objects to any allocation set forth thereon, Buyer and Seller shall negotiate in good faith to resolve such objection. In the event that Buyer and Seller are unable to resolve such dispute within 20 days following Seller’s notification of such objection, Buyer and Seller shall jointly retain an Accounting Referee to resolve the disputed items. Upon resolution of the disputed items, the 338(h)(10) Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Accounting Referee shall be borne (i) by Seller if the Accounting Referee determines less than 50% of the allocations in favor of Seller, (ii) by Buyer if the Accounting Referee determines less than 50% of the allocations in favor of Buyer and (iii) by Buyer and Seller equally if the Accounting Referee determines the allocations evenly between Buyer and Seller.
(d)    If an adjustment is made with respect to the Purchase Price pursuant to Section 2.11 or otherwise, any adjustment shall be allocated to the shares of ClosetMaid Corporation, unless otherwise agreed by Buyer and Seller, and the Allocation Statement (and, if applicable, the 338(h)(10) Allocation Statement) shall be adjusted in a manner consistent therewith. If the 338(h)(10) Allocation Statement is adjusted pursuant to this Section 2.07(e), Buyer and Seller shall file an amended IRS Form 8883 as required.
(e)    Buyer and Seller shall, and shall cause their respective Subsidiaries to, file all Tax Returns (including amended returns and claims for refunds) and information reports in a manner consistent with the Allocation Statement and the 338(h)(10) Allocation Statement, absent a Final Determination that an alternative allocation is required by Applicable Law.
Section 2.08     Closing. Subject to Section 2.12, the closing (the “Closing”) of the purchase and sale of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place by electronic exchange of documents on the third Business Day following the date upon which all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, written waiver of those conditions) have been satisfied (or, to the extent permitted by Applicable Law, waived in writing); provided however, that if the first date on which all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, written waiver of those conditions) are satisfied (or, to the extent permitted by Applicable Law, waived in writing) is September 27, 2017 or September 28, 2017, then the Closing shall occur on September 29, 2017; provided, further, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, written waiver of those conditions), the Closing shall occur on the date following such satisfaction or waiver of such conditions that is the earlier to occur of (a) a Business Day during the Marketing Period to be specified by Buyer on no less than three (3) Business Days prior written notice to the Company, (b) the third (3rd) Business Day following the final day of the Marketing Period (as it may be extended pursuant to the definition thereof) and (c) subject in all respects to the following sentence, September 29, 2017 (in the case of this clause (c), irrespective of whether the Marketing Period has ended), if all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, written waiver of those conditions) are satisfied (or, to the extent permitted by Applicable Law, waived in writing) on or prior to September 28, 2017. Notwithstanding the foregoing, if all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, written waiver of those conditions) have been satisfied (or to the extent permitted by Applicable Law, waived in writing), and the Marketing Period has not ended by September 29, 2017 due to the Seller not providing Compliant Required Information on or before September 6, 2017, or at any time thereafter such Required Information ceases to be Compliant, then the Closing shall take place by electronic exchange of documents on the earlier of (i) the third Business Day following the final day of the Marketing Period (as it may be extended pursuant to the definition thereof) and (ii) a Business Day during the Marketing Period to be specified by Buyer on no less than three (3) Business Days’ notice to Seller. The Closing (or the Deferred Closing, as applicable) shall be deemed effective as of 11:59 p.m. on the Closing Date (or Deferred Closing Date, as applicable) (the “Effective Time”). At the Closing, the following transactions will occur:
(a)    Buyer shall deliver:
(i)    to Seller, a duly executed counterpart to each Transaction Document not previously executed and delivered to which Buyer or any Affiliate thereof is a party;
(ii)    to Seller, an amount equal to the Purchase Price in immediately available funds by wire transfer to an account or accounts designated by Seller three (3) Business Days prior to the Closing less the China Consideration; and
(iii)    to the Escrow Agent, an amount equal to the China Consideration in immediately available funds by wire transfer to the Escrow Account.
(b)    Seller shall deliver:

(i)    to Buyer, a duly executed counterpart to each Transaction Document not previously executed and delivered to which Seller or any Affiliate thereof is a party;
(ii)    to Buyer, certificates for the Shares (other than the Shares of ClosetMaid China) duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;
(iii)    or cause to be delivered, and transfer actual possession and control of, all Purchased Assets to Buyer and its Affiliates by taking such action as may be required, reasonably necessary or desirable, or requested by Buyer, to effect such transfer of possession and control;
(iv)    all information necessary to be delivered by Seller for the filings for the China Approvals referred to in Section 2.12(b)(ii)(A), Section 2.12(b)(ii)(B) and Section 2.12(b)(ii)(C); and
(v)    the written resignation (in form and substance reasonably acceptable to Buyer) of any director or officer or similar representative of the Purchased Subsidiaries, for which Buyer so requests in writing at least two (2) Business Days in advance of Closing.
Section 2.09     Foreign Transfer Agreements. The transfer of each Purchased Foreign Subsidiary and the assignment of the Purchased Assets and assumption of the Assumed Liabilities relating to any portion of the Business located outside of the United States will be effected pursuant to individual short-form acquisition agreements (each a “Foreign Transfer Agreement”) on a country-by-country basis in substantially the forms attached as Exhibit C and Exhibit D to this Agreement, and in the case of the Canadian Business, in form and substance to be reasonably agreed by Buyer and Seller; provided, that, in each case, the Foreign Transfer Agreements shall serve purely to effect the legal transfer of the applicable Purchased Foreign Subsidiary or the assignment of the Purchased Assets and the assumption of the Assumed Liabilities. For the avoidance of doubt, (i) the Foreign Transfer Agreements shall not have any effect on the value being given or received by Seller or Buyer, including the allocation of assets and Liabilities as between them, all of which shall be determined solely in accordance with this Agreement and (i) in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects. Seller and Buyer shall not, and shall cause their respective Affiliates not to, bring any claim for any cause of action under any Foreign Transfer Agreement, except that the parties thereto may bring any claim for any cause of action expressly provided for therein.
Section 2.10     Closing Statement. (a) As promptly as practicable, but no later than 90 days after the Closing Date, Buyer will cause to be prepared and delivered to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of Closing Working Capital, Closing Indebtedness and Transaction Expenses.
(b)    If Seller disagrees with Buyer’s calculation of Closing Working Capital, Closing Indebtedness or Transaction Expenses delivered pursuant to Section 2.10(a), Seller may, within 60 days after delivery of the Closing Statement, deliver a written notice to Buyer (a “Dispute Notice”) disagreeing with such calculation and which specifies Seller’s good faith calculation of Closing Working Capital, Closing Indebtedness and Transaction Expenses, and, in reasonable detail, specifying Seller’s grounds for each point of disagreement. The Dispute Notice shall specify those items or amounts as to which Seller disagrees (each, a “Disputed Item”), and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement (i) absent fraud or (ii) unless Seller disputes such items or amounts in a Dispute Notice within the 60-day period after delivery of the Closing Statement.
(c)    If Seller duly delivers a Dispute Notice, Buyer and Seller shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on each Disputed Item in order to determine the amount of Closing Working Capital, Closing Indebtedness and Transaction Expenses. If Buyer and Seller are unable to reach such agreement during such period, they shall promptly (and, in any event, within 45 days following delivery of the Dispute Notice) thereafter jointly retain a nationally recognized accounting firm, who shall not have any material relationship with Buyer or Seller (the “Accounting Referee”) and cause such Accounting Referee promptly to review this Agreement and the Disputed Items for the purpose of calculating Closing Working Capital, Closing Indebtedness and Transaction Expenses (it being understood that in making such determination, the Accounting Referee shall be functioning as an expert and not as an arbitrator). In making such calculation, the Accounting Referee shall consider only the Disputed Items, and shall be bound by the terms of this Agreement (including the definitions) and the Accounting Policies. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable (but in any event within thirty (30) days of its retention), a written report setting forth the calculation of each Disputed Item and the resulting Closing Working Capital, Closing Indebtedness and Transaction Expenses in reasonable detail. Such report shall be final and binding upon Buyer and Seller (absent fraud). The cost of such review and report shall be borne (i) by Seller if Seller is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee, (i) by Buyer if Buyer is awarded less than 50% of the aggregate value of all Disputed Items submitted to the Accounting Referee and (i) otherwise equally by Buyer and Seller.
(d)    Buyer and Seller agree that they will, and agree to cause their Subsidiaries to, reasonably cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Working Capital, Closing Indebtedness and Transaction Expenses and in the conduct of the reviews referred to in this Section

2.10, including the making available to the extent necessary of books, records, final drafts of work papers and personnel during normal business hours and upon reasonable notice to the extent reasonably necessary to verify the accuracy of the Closing Statement; provided, however, that Buyer and Seller shall not, and shall cause their respective Representatives not to, use or permit to be used such information other than for purposes of this Section 2.10, and shall not disclose or permit to be disclosed any information reviewed except as required by Applicable Law or legal process, and it shall be a condition to the granting of such access to any work papers that Seller and its Representatives execute any confidentiality agreements, releases, and indemnity agreements customarily required by Buyer’s accountants for such access.
Section 2.11     Adjustment of Purchase Price.
(a)    As an adjustment to the Purchase Price, (i) if (A) the Closing Working Capital Target exceeds (B) Final Closing Working Capital minus Final Closing Indebtedness minus Transaction Expenses, then Seller shall pay to Buyer, in the manner and with interest as provided in Section 2.11(b), the amount of such excess, and (b) if (A) Final Closing Working Capital minus Final Closing Indebtedness minus Transaction Expenses exceeds (B) the Closing Working Capital Target, then Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.11(b), the amount of such excess. The “Final Closing Working Capital”, “Final Closing Indebtedness” and “Final Transaction Expenses” means Closing Working Capital, Closing Indebtedness and Transaction Expenses, respectively, (x) as set forth in the Closing Statement, if Seller does not duly deliver a Dispute Notice or (y) if a Dispute Notice is delivered (A) as agreed between Seller and Buyer pursuant to Section 2.10(c) or (A) in the absence of such agreement, as determined by the Accounting Referee pursuant to Section 2.10(c); provided, that in no event shall Closing Working Capital, Closing Indebtedness and Transaction Expenses be more than the higher value thereof proposed by either Seller or Buyer or less than the lower value thereof proposed by either Seller or Buyer, in each case, as set forth in the Closing Statement and the Dispute Notice, respectively.
(b)    Any payment pursuant to this Section 2.11 shall accrue interest pursuant to Section 2.14 and shall be made by Buyer or Seller, as the case may be, at a mutually convenient time within three Business Days after the determination of Final Closing Working Capital, Final Closing Indebtedness and Final Transaction Expenses, by wire transfer of immediately available funds to such account or accounts of such other party as may be designated by such other party.
Section 2.12     Deferred Closing.
(a)    The closing (the “Deferred Closing”) of the purchase and sale of the equity interests in ClosetMaid China (the “Deferred Business”), shall not take place at the Closing and shall instead take place on the third Business Day following the date upon which all of the conditions set forth in Section 2.12(b) are satisfied or, to the extent permitted by Section 2.12(b), waived in writing. For the avoidance of doubt, for all purposes of determining the payments to be made pursuant to Section 2.10 and Section 2.11, the Deferred Closing shall be deemed to have occurred on the Closing Date.
(b)    The obligations of Buyer and Seller to consummate the Deferred Closing shall be subject to the satisfaction (or with respect to the condition set forth in Section 2.12(b)(i), to the extent permitted by Applicable Law, waived in writing by both Seller and Buyer) at or prior to the Deferred Closing Date, of each of the following conditions:
(i)    no Order (in any jurisdiction where the Deferred Business conducts substantial operations) shall prohibit the consummation of the Deferred Closing; and
(ii)    the following recordals and approvals (collectively, the “China Approvals”) shall have been obtained or completed:
(A)    SAIC shall have updated the company registration information of ClosetMaid China and issued a recordal receipt showing Buyer or its designated Affiliate as the sole owner of the entire equity interests in ClosetMaid China;
(B)    MOFCOM shall have issued a recordal receipt showing Buyer or its designated Affiliate as the sole owner of the entire equity interests in ClosetMaid China;
(C)    ClosetMaid China shall have updated its foreign exchange registration with respect to the change of sole owner of ClosetMaid China to Buyer or its designated Affiliate; and
(D)    Emerson China shall have opened a Renminbi equity transfer special bank account (人民币股权转让专用存款账户) in China to receive the China Consideration.
(c)    At the Deferred Closing, Seller and Buyer shall jointly execute and deliver an irrevocable written instruction to the Escrow Agent instructing it to release the China Consideration in the Escrow Account to Emerson China by wire transfer of immediately available funds to the Renminbi equity transfer special bank account (人民币股权转让专用存款账户) opened by Emerson China for receipt of the China Consideration.
Section 2.13     Obligations with Respect to the Deferred Closing.
(a)    Immediately following the Closing Date (and in any event within one Business Day thereof), Buyer and Seller will make, or will cause to be made, the filings for the China Approvals referred to in Section 2.12(b)(ii)(A). The Parties will make, or cause to be made, all other filings for the China Approvals as promptly as practicable after the Closing Date.
(b)    With respect to the Deferred Business, from the Closing Date until the Deferred Closing Date, the Deferred Business shall be held for the account of Buyer, and Buyer and Seller shall, to the extent permitted by Applicable Law, use reasonable best efforts to cooperate in a mutually agreeable arrangement under which Buyer (or one or more of its Affiliates) would obtain the benefits, assume the obligations and bear the economic burdens (including any liability for Deferred Closing Period Taxes) associated with operating the Deferred Business; provided that, Seller and its Affiliates shall have no obligation to make any investment in, or to make any loan or other capital contribution to, the Deferred Business; provided, further, that, for the avoidance of doubt, the foregoing shall not entitle Buyer or any of its Affiliates to the benefit of any payments (including under any “cost-plus” arrangement) made by Buyer or its Affiliates to Seller or its Affiliates, whether under the Transition Services Agreement or otherwise, in respect of the operation thereof. From and after the Closing Date through the Deferred Closing Date, Seller shall and shall cause its Affiliates and Representatives (i) to conduct the Deferred Business in the ordinary course consistent with past practice and in accordance with the Deferred Business Budget and Applicable Law, and use reasonable best efforts to preserve intact the Deferred Business and maintain its existing relations and goodwill with Governmental Authorities, customers, suppliers, creditors, employees, lessors and agents and (ii) not to, without the prior written consent of Buyer: (A) incur or assume any Liabilities other than in the ordinary course of business consistent with past practice, (B) cause or permit ClosetMaid China to directly or indirectly take any of the actions set forth on Exhibit H or (C) take any action described in Section 5.01(a) through Section 5.01(t) with respect to the Deferred Business; provided that Seller shall not have any liability under this Section 2.13(b) for any fact, matter, event or circumstance caused directly or indirectly by an employee of Buyer or an employee of the Deferred Business, in each case, at the direction or instruction of Buyer or its Representatives. For the avoidance of doubt, Seller and its Affiliates shall not be liable for the Deferred Business Budget or the failure of the Deferred Business to meet projections or estimates used to prepare the Deferred Business Budget.
(c)    Without limiting the generality of Section 2.13(a), from and after the Closing Date until the Deferred Closing Date, Buyer shall, or shall cause its Affiliates, to the extent necessary, to fund the ongoing operations of the Deferred Business (including any liability for Deferred Closing Period Taxes) as determined by Buyer in its sole discretion (subject to the final sentence of this Section 2.13(c)) (the “China Operating Expenses”), it being agreed and understood that Buyer may direct Seller to utilize any cash of the Deferred Business to be utilized to pay any such China Operating Expenses (including any liability for Deferred Closing Period Taxes). For the avoidance of doubt, the China Operating Expenses shall be without duplication of any amounts payable under the Transition Services Agreement. Buyer shall fund any China Operating Expenses at Seller's request if, in the reasonable opinion of Seller, based on the advice of outside counsel, failure to do so would reasonably be likely to prevent or impair the consummation of the Deferred Closing.
(d)    The parties have agreed that concurrently with the filing for the China Approvals referred to in Section 2.12(b)(ii)(A), Section 2.12(b)(ii)(B) and Section 2.12(b)(ii)(C), the parties shall procure that the legal representative, directors, supervisor and general manager of ClosetMaid China (“Appointees”) shall be changed to such persons as are designated by Buyer. For the avoidance of doubt, nothing in this Section 2.13(d) will alter Buyer’s and Seller’s obligations with respect to the operation of the Deferred Business pursuant to Section 2.13(a).
(e)    Without limiting Buyer’s obligations under Section 7.01, but subject to the terms thereof, from the Closing Date until the Deferred Closing (if applicable), Buyer shall, and shall cause the Appointees to, execute and deliver all documents, certificates, agreements or other writings, and take such other actions as Seller may reasonably request in furtherance of the transfer of the equity interests in ClosetMaid China, including affixing the company chop on all applications and other documents which relate to the China Approvals.
(f)    For Tax purposes, except as otherwise required by Applicable Law and except for Buyer’s responsibility for Deferred Closing Period Taxes, ownership of the Deferred Business will be considered to transfer from Seller or the applicable Retained Subsidiary to Buyer on the applicable Deferred Closing Date.
(g)    From and after the Closing Date until the Deferred Closing Date, the Seller and Buyer shall, and shall cause their respective Representatives to, cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising with respect to the Deferred Business at the earliest practicable dates. Such reasonable best efforts and cooperation include (i) keeping each other appropriately informed of communications from and to personnel of the reviewing Governmental Authorities and (ii) conferring with each other regarding appropriate contacts with and response to personnel of such Governmental Authorities and the content of any such contacts or presentations, in each case with respect to any material matter. Neither Seller nor Buyer nor any of their respective Representatives shall participate in any material meeting or discussion with any Governmental Authority without giving the other party prior notice of the meeting or discussion and the opportunity to attend and participate in such meeting or discussion.
Section 2.14     Payments. Except as otherwise provided in Section 12.02(f), any amount required to be paid under this Agreement that is not paid within the period specified for such payment shall bear interest on a daily basis, from and including the date such payment was required to be made hereunder, to but excluding the date of payment, at a rate per annum equal to the rate of interest publicly announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its office located at 270 Park Avenue, New York, New York in effect from time to time during the period from the date such payment was required to be made hereunder, to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.
Section 2.15        Withholding. Each of Buyer and Seller, and their respective Affiliates, shall be entitled to deduct and withhold from any consideration payable hereunder, or other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of any United States federal, state, local or foreign Tax law; provided that (i) at least five days before any payment is made under this Agreement, the party making such payment shall notify the party entitled to receive the payment of any deduction or withholding requirement applicable to the payment of which the withholding party becomes aware, and (ii) the parties shall reasonably cooperate to reduce or eliminate such deduction or withholding.  Any amounts so withheld shall be paid over to the appropriate Governmental Authority, and shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made.
Section 2.16     Philippines Deferred Assets. Title to the Purchased Assets listed in Section 2.16 of the Disclosure Schedule (the “Philippines Deferred Assets”) shall not pass to Buyer on Closing. Buyer and Seller irrevocably agree that title to the Philippines Deferred Assets shall pass to Buyer as of the Applicable Transfer Time in respect of the Philippines Employees (the “Philippines Deferred Closing”) (it being agreed that Seller and its Affiliates are being fully compensated for the Philippines Deferred Assets at Closing and no further consideration shall be payable by Buyer or its Affiliates in respect of the Philippines Deferred Assets at the Applicable Transfer Time). For the avoidance of doubt, for all purposes of determining the payments to be made pursuant to Section 2.10 and Section 2.11, the Philippines Deferred Closing shall be deemed to have occurred on the Closing Date. From the Closing until the Philippines Deferred Closing, Seller shall, and shall cause its Affiliates to, operate and maintain the Philippines Deferred Assets in the ordinary course of business consistent with past practice (ordinary wear and tear excepted), and, without the prior written consent of Buyer, will not take any applicable action in Section 5.01(a) through Section 5.01(t) with respect to the Philippines Deferred Assets.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Disclosure Schedule (but subject to Section 13.12), Seller represents and warrants to Buyer as of the date hereof and as of the Closing

Date (except for the representations and warranties that are as of a specific date, which shall be made only as of such date), that:
Section 3.01     Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to own and carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business as now conducted requires such qualification, except for those licenses, authorizations, permits, consents and approvals the absence of which would not result in a Material Adverse Effect.
Section 3.02     Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller. The execution, delivery and performance of each other Transaction Document to which Seller or any of its Affiliates is a party, by Seller and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Seller’s and any such Affiliate’s corporate or other powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of Seller and any such Affiliates. Assuming due and valid execution and delivery by each other party hereto, this Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)). Assuming due and valid execution and delivery by each other party thereto, each other Transaction Document to which Seller or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Seller or any such Affiliate, shall constitute, a valid and binding agreement of Seller or such Affiliate, enforceable against Seller or such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.03     Governmental Authorization. The execution, delivery and performance by Seller and its Affiliates of this Agreement and the other Transaction Documents to which any of Seller and its Affiliates is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, including any notice to, or permit, authorization, registration, consent or approval of any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any other applicable Competition Laws; (iii) compliance with any applicable requirements of the 1934 Act; (iv) obtaining or completing the China Approvals; and (v) any such action or filing as to which the failure to make or obtain would not reasonably be expected, individually or in the aggregate, to be material to the Business.
Section 3.04     Noncontravention. The execution, delivery and performance by Seller and its Affiliates of this Agreement and the other Transaction Documents to which any of Seller and its Affiliates is a party and the consummation of the transactions contemplated hereby and thereby do not and will not, assuming compliance with the matters referred to in Section 3.03, (i) conflict with, breach, infringe upon or violate the certificate of incorporation or bylaws (or similar governing documents) of Seller, any Retained Subsidiary or any Purchased Subsidiary, (ii) violate, conflict with, give rise to a loss of benefit under, or infringe any Applicable Law with respect to Seller, its Affiliates and any of their respective assets or properties, (iii) require any consent or other action by any Person under, constitute (with or without due notice or lapse of time or both) a breach or default under, result in the creation of any Lien upon, or give rise to any right of termination, cancellation or acceleration of any right or obligation under, or to a loss of any benefit to which Seller or any Purchased Subsidiary is entitled under, any Contract to which Seller or any of its Affiliates is a party or pursuant to which any of their respective assets or properties is bound, or (iv) result in the creation or imposition of any Lien on any Purchased Asset or on any asset of any Purchased Subsidiary, except for any Permitted Liens, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to be, individually or in the aggregate, material to the Business.
Section 3.05     Purchased Subsidiaries. (a) Each Purchased Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite corporate or other powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business as now conducted requires such qualification, except for those licenses, authorizations, permits, consents and approvals the absence of which would not result in a Material Adverse Effect. Each Purchased Subsidiary and its jurisdiction of organization is identified on Section 3.05(a) of the Disclosure Schedule. Except for the Business, none of the Purchased Subsidiaries has conducted any other business or otherwise owns any assets or properties, or has any Liabilities, that are not Related to the Business. Correct and complete copies of the organizational documents of each Purchased Subsidiary have been provided to Buyer.
(b)    (i) All the Purchased Subsidiary Securities are, and when issued were, duly authorized and validly issued and are fully paid and non-assessable, (i) Section 3.05(b)(ii) of the Disclosure Schedule sets forth a correct and complete list of all of the issued and outstanding capital stock, voting securities and other equity of the Purchased Subsidiaries (and any Liens thereto) and the legal and beneficial owner thereof and (i) the Purchased Subsidiary Securities were offered, issued, sold and delivered by the applicable Purchased Subsidiary in compliance with all Applicable Law and preemptive or similar rights. All of the Purchased Subsidiary Securities are wholly owned beneficially and of record by Seller, the Retained Subsidiaries or a Purchased Subsidiary (as applicable) free and clear of any Lien, other than Permitted Liens. There are no (i) outstanding securities or other equity interests of Seller or any Retained Subsidiary convertible into or exchangeable for shares of capital stock or other equity interests or voting securities of any Purchased Subsidiary or (i) preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other Contracts or other rights to acquire from Seller or any of its Subsidiaries, or other obligation of Seller or any of its Subsidiaries or any of their respective Affiliates to issue or give any Person a right, directly or indirectly (whether with or without the occurrence of any contingency), to subscribe for or acquire, any capital stock, or other equity interests or voting securities or securities convertible into or exchangeable for capital stock or other equity interests or voting securities of any Purchased Subsidiary (the items in clauses (b)(i) and (b)(ii), including, for the avoidance of doubt, the Shares and the capital stock of Clairson, Inc., being referred to collectively as the “Purchased Subsidiary Securities”). There are no outstanding obligations of Seller or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Purchased Subsidiary Securities.
(c)    No Purchased Subsidiary has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders or holders of capital stock, equity interests or voting securities of such Purchased Subsidiary on any matter.
(d)    There are no voting trusts or other agreements or understandings to which Seller, any Retained Subsidiary or any Purchased Subsidiary is a party with respect to the voting of the Shares or any equity interests in any Purchased Subsidiary.
(e)    Seller has provided Buyer with copies of the articles of incorporation and bylaws (or similar governing documents for each such Person who is not a corporation), and all amendments thereto, of all Purchased Subsidiaries, which copies are true and complete in all respects.
Section 3.06     Financial Statements. Section 3.06 of the Disclosure Schedule sets forth (i) the audited combined balance sheets of the Business for the fiscal years ended September 30, 2016 and 2015, and the related audited combined statements of income, comprehensive income, equity and cash flows of the Business for each of the years ended September 30, 2016 and 2015 (the “Audited Financial Statements”), (ii) the unaudited combined balance sheets of the Business as of June 30, 2017 and the related unaudited combined statements of income, comprehensive income, equity, and cash flows for the nine months then ended (the “Unaudited Financial Statements”) and (iii) the June 30 HFM Management Financial Statements. The Audited Financial Statements, the Unaudited Financial Statements and the June 30 HFM Management Financial Statements fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as described in Section 3.06 of the Disclosure Schedule in the case of the Unaudited Financial Statements and the June 30 HFM Management Financial Statements), the combined financial position of the Business as of the dates thereof and the combined results of operations and cash flows of the Business for the periods then ended. The Audited Financial Statements, Unaudited Financial Statements and the June 30 HFM Management Financial Statements are derived from the books and records of the Seller and its Affiliates.
Section 3.07     Absence of Certain Changes. Since September 30, 2016, the Business has been conducted in the ordinary course consistent with past practices, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, and except as set forth on Section 3.07 of the Disclosure Schedule or as expressly contemplated by this Agreement, since the Balance Sheet Date until the date hereof, Seller and its Subsidiaries have not taken any action that would be prohibited pursuant to Section 5.01 if taken on or after the date hereof through the Closing Date.
Section 3.08     No Undisclosed Material Liabilities. There are no Liabilities of the Business of a type required to be reflected on a balance sheet prepared in accordance with GAAP, other than:
(a)    Liabilities expressly and adequately accrued on or reserved against in the Balance Sheet or specifically disclosed in the notes thereto;
(b)    Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date (but excluding any Liabilities as a result of a breach of any Contract);
(c)    Liabilities incurred in connection with the transactions contemplated hereby; and
(d)    Liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date under any Contracts (other than as a result of a breach of such Contract).
Section 3.09     Material Contracts. (a) Except as set forth in Section 3.09 of the Disclosure Schedule and excluding any and all Excluded Assets, (x) with respect to the Business and/or the Purchased Assets, as of the date of this Agreement, neither Seller nor any of its Subsidiaries is a party to or bound by or (y) as of the date of this Agreement, no Purchased Subsidiary is party to or bound by or otherwise has their assets or properties subject to:

(i)    any lease (whether of real or personal property) requiring (A) annual rentals of $100,000 or more or (A) aggregate obligations for payments of $200,000 or more remaining with respect to such lease as of the date hereof;
(ii)    any Contract (excluding purchase orders) with any Material Customer or Material Supplier or any other Contract for the purchase of materials, supplies, goods, services, equipment or other tangible assets requiring or that reasonably could require aggregate payments of $5,000,000 or more in the Business’s 2018 fiscal year;
(iii)    any sales, distribution or other similar Contract (excluding purchase orders) providing for the sale or license of materials, supplies, goods, services, equipment or other tangible assets requiring either (A) annual payments of $100,000 or more or (A) aggregate payments of $200,000 or more;
(iv)    any equity partnership, equity joint venture, profit sharing, strategic partnership or other similar agreement;
(v)    any Contract that limits the freedom of Seller or any of its Subsidiaries (with respect to the Business) or the Business to compete in any line of business or with any Person or in any geographic area;
(vi)    any Contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) entered into during the five-year period immediately preceding the date hereof or which has ongoing material obligations;
(vii)    any guarantee, indemnity (excluding any indemnity entered into in the ordinary course of business, consistent with past practice that is not material, individually or in the aggregate), surety bond, letter of credit, bank guarantee, keepwell agreement or other similar Contract;
(viii)    any Contract creating, incurring, assuming or guaranteeing Indebtedness over $50,000 or under which there has been granted a security interest;
(ix)    any Contract pursuant to which (A)Seller or any of its Subsidiaries uses or has been granted any license rights under any material Intellectual Property Rights Related to the Business that are owned by any other Person (other than off-the-shelf software for which such entity pays less than $100,000 in licensing or other fees per software title per annum) (each an “Inbound License”); (A) Seller or any of its Subsidiaries has granted to any other Person any license rights under any material Business Intellectual Property Rights (other than non-exclusive licenses granted expressly or implicitly in the ordinary course of business in connection with the sale, lease or transfer of finished products or services to customers or the marketing or promotion of finished products or services) (each, an “Outbound License”); (A) any material Intellectual Property Right Related to the Business has been developed, including joint development, by, for or assigned to Seller or any of its Subsidiaries (other than any Contracts with employees or independent contractors in the ordinary course of business) (each, a “Development Agreement”); and (A) the Seller’s and any of its Subsidiaries’ ability to own, use, disclose, license, or enforce any material Business Intellectual Property Rights (including concurrent use, settlement, royalty, and consent to use agreements) is restricted in any material respect (other than Outbound Licenses) (each, a “Restrictive Agreement”, and together with Inbound Licenses, Outbound Licenses and Development Agreements, collectively, “IP Agreements”);
(x)    any Contract that contains “most favored nations” rights or exclusive distribution rights;
(xi)    any collective bargaining agreement or other Contract with any labor union, labor organization, works council, or similar employee representative body;
(xii)    any Contract with a Governmental Authority;
(xiii)    any Contract requiring capital expenditures after the date hereof in excess of $200,000.
(b)    Each Contract required to be disclosed pursuant to this Section 3.09 (each, a “Material Contract”) is a valid and binding agreement of Seller or its applicable Subsidiary party thereto and is in full force and effect, and neither Seller nor such applicable Subsidiary nor, to the knowledge of Seller as of the date hereof, any other party thereto is in material default or material breach in any respect (and, to the knowledge of Seller as of the date hereof, no event has occurred that, with notice or lapse of time, would constitute such a default or breach) under the terms of any such Material Contract, and, to the knowledge of Seller as of the date hereof, there are no material disputes pending or threatened in writing or any written notice of any intention to terminate or modify, with respect to any such Material Contract. Seller has made available to Buyer complete and correct copies in all material respects of each Material Contract. For the purposes of this Section 3.09, a Contract means a single Contract or a series of Contracts.
Section 3.10     Litigation. There are, and since January 1, 2015 there have been, no Actions against or by Seller or any of its Subsidiaries, or any of their respective assets, business or properties or, to the knowledge of Seller, any of their respective directors, officers, employees, or the Seller (in each case, with respect to the Business), pending or threatened, at law or in equity, or before or by any Person

(including a Governmental Authority), except for such Actions as would not reasonably be expected to be, individually or in the aggregate, material to the Business (whether financially or otherwise).
Section 3.11     Compliance with Laws. Since January 1, 2015, neither Seller nor any of its Subsidiaries has been in violation of, and to the knowledge of Seller, has not been under investigation with respect to and has not been given written notice of any violation of, any Applicable Law relating to the conduct of the Business or by which any asset or property Related to the Business, Purchased Subsidiary or Purchased Asset is bound or affected, except for violations that would not reasonably be expected, individually or in the aggregate, to be material to the Business. Except as set forth on Section 3.11 of the Disclosure Schedule, there is no outstanding Order of any Governmental Authority to which the Seller or its Subsidiaries (with respect to the Business), or any of their respective assets, business or properties (with respect to the Business) or any of their respective directors, officers, employees (in their capacities as such with respect to the Business) is subject.
Section 3.12     Properties; Liens. (a) Section 3.12(a) of the Disclosure Schedule sets forth a correct and complete list, with property addresses and the names of the record owners, of all real property owned in fee by the Purchased Subsidiaries (the “Owned Real Property”). A Purchased Subsidiary holds good and valid fee simple title to each parcel of Owned Real Property, in each case, free and clear of all Liens other than Permitted Liens. There are no leases, subleases, or other similar agreements granting any third party the right to use or occupy all or any portion of the Owned Real Property, nor any outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein.
(b)    Seller has made available to Buyer correct and complete copies of all deeds, title policies and surveys regarding the Owned Real Property in Seller’s possession or control. Seller has made available to Buyer correct and complete copies of all leases, lease guaranties, licenses, subleases and similar agreements in Seller’s possession or control pursuant to which the Purchased Subsidiaries are a tenant, subtenant, licensee or occupant thereunder (together with all amendments thereto, collectively, the “Real Property Leases”).
(c)    Section 3.12(c) of the Disclosure Schedule sets forth a correct and complete list by street address of all the real property that is leased, licensed, subleased, sublicensed or occupied pursuant to similar agreements by the Purchased Subsidiaries or that constitutes a Purchased Asset (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). A Purchased Subsidiary has a valid and subsisting leasehold interest in each Real Property Lease free and clear of all Liens other than Permitted Liens. No Purchased Subsidiary has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered its interest in any Real Property Lease or Leased Real Property pursuant to any instrument that is currently outstanding or in full force and effect, other than Permitted Liens. The Real Property comprises all of the real property that is Related to the Business.
(d)    All buildings, plants, structures and improvements owned or leased by the Purchased Subsidiaries that are located on or comprising the Real Property and required for the operation of the Business as currently conducted (i) have been operated and maintained in all material respects in accordance with all Applicable Law, (ii) have access to utilities reasonably necessary for the operation of the Business as currently conducted and (iii) are in good condition and repair, subject to ordinary wear and tear and renewal and replacement in the ordinary course of business in accordance with past practice.
(e)    To Seller’s knowledge, no adverse state of facts exists affecting title to any Owned Real Property that would be disclosed by an accurate land survey of such Owned Real Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business.
(f)    There are no pending, or to Seller’s knowledge, threatened proceedings by any Governmental Authority to condemn, take, expropriate or demolish any Owned Real Property or part thereof.
(g)    There are no shared facilities or services at the Real Property which are used in connection with any Retained Business.
(h)    Each parcel of Owned Real Property abuts on and has direct vehicular access to a public road, or has access to a public road via an easement benefiting the parcel.
(i)    Seller and its Subsidiaries own good and valid title to, or a valid leasehold interest in, all of the Purchased Assets.
(j)    No Purchased Assets or asset of a Purchased Subsidiary is subject to any Lien, except for Permitted Liens.
Section 3.13     Title. (i) Seller and each Retained Subsidiary has title to and is the lawful owner of, or has a valid leasehold interest in or a valid right to use, the Purchased Assets free and clear of any Lien (other than Permitted Liens) and (i) Seller and the Retained Subsidiaries shall convey to Buyer and its Affiliates such title to or leasehold interest in or valid right to use, as applicable, the Purchased Assets at Closing, free and clear of all Liens (other than Permitted Liens). The Purchased Assets and tangible property and assets of the Purchased Subsidiaries are (i) in good operating condition and repair, subject to continued repair and replacement in accordance with past practice, and suitable for their current use, subject to normal wear and tear, and (i) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business consistent with past practice. There are no assets or properties used by the Purchased Subsidiaries or the Business in the operation of the Business owned (or, to Seller’s knowledge, purported to be owned) by any Person other than Seller and its Subsidiaries that are not currently leased or licensed to Seller or its Subsidiaries under valid, current leases or license arrangements made available to Buyer. Nothing in the preceding sentence shall be construed as a representation or warranty regarding non-infringement of any Intellectual Property Rights of any third party.
Section 3.14     Intellectual Property. (a) Section 3.14(a) of the Disclosure Schedule contains a correct and complete list of all registrations and applications for registration or issuance of Patents, Trademarks, Copyrights, Designs and domain names (collectively, the “Registered Intellectual Property Rights”) and material Software included in the Business Intellectual Property Rights, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, and the date of application and/or registration. Such Registered Intellectual Property Rights are subsisting and registered in the name of a Purchased Subsidiary or, in the case of Registered Intellectual Property Rights included in the Assigned IP Assets, in the name of Seller or a Retained Subsidiary, and, to the knowledge of Seller, are valid and enforceable. No Registered Intellectual Property Right is currently involved in any opposition, cancellation, interference, reissue, reexamination or other similar proceeding.
(b)    Except as set forth on Section 3.14(b) of the Disclosure Schedule, (i) no proceedings are pending or, to the knowledge of Seller, threatened which challenge the validity or enforceability of any rights in respect of, or the ownership of, any of the Business Intellectual Property Rights, or which allege that the conduct of the Business infringes or otherwise violates the Intellectual Property Rights of any third party, (i) since January 1, 2014, the conduct of the Business and the products and services offered by the Purchased Subsidiaries have not infringed or violated any Intellectual Property Rights of any third party in any material respect and (i) to the knowledge of Seller, no third party is infringing or violating or, since January 1, 2014, has infringed or violated any Business Intellectual Property Right in any material respect.
(c)    Since January 1, 2014, neither Seller nor any of its Subsidiaries has received any written communication alleging that any material Business Intellectual Property Rights or the IP Agreements listed on Section 3.09 of the Disclosure Schedule are invalid or unenforceable, or challenging the ownership of or right to use any such rights. Since January 1, 2014, neither Seller nor any of its Subsidiaries has received any written cease and desist, invitation to license or other written communication alleging, expressly or implicitly, that Seller or any of its Subsidiaries requires any license with respect to, or is infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any third party, which would be material if adversely determined. Since January 1, 2014, neither Seller nor any of its Subsidiaries has sent any written communication to or asserted or threatened in writing any action or claim against any third party involving or relating to any material Business Intellectual Property Rights.
(d)    Neither Seller nor any Subsidiary of Seller (other than a Purchased Subsidiary) owns any Intellectual Property Rights that are used or held for use primarily in the Business (other than the Assigned IP Assets).
(e)    Seller or any of its Subsidiaries is the sole and unrestricted legal and beneficial owner of all material Business Intellectual Property Rights, and none of the material Business Intellectual Property Rights will, on the Closing Date, be subject to any Liens, adverse claims, or otherwise encumbered or restricted by any rights of any third party other than Permitted Liens, the Outbound Licenses and Restrictive Agreements listed on Section 3.09(a)(ix) of the Disclosure Schedule. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in the loss, forfeiture, termination, license, or impairment of any material Business Intellectual Property Rights.
(f)    The Business Intellectual Property Rights, together with the Intellectual Property Rights Related to the Business licensed or assigned to Seller or its Subsidiaries pursuant to the Inbound Licenses and Development Agreements and Intellectual Property Rights provided by Seller and its Subsidiaries to Buyer and its Subsidiaries under the Transition Service Agreement, constitute all of the Intellectual Property Rights that are necessary to conduct and operate the Business as currently conducted. Nothing in this Section 3.14(f) shall be construed as a representation or warranty regarding non-infringement of any Intellectual Property Rights of any third party.
(g)    Seller and its Subsidiaries have taken commercially reasonable and appropriate steps to protect and maintain all material Business Intellectual Property Rights, including to preserve the confidentiality of any Trade Secrets included in the Business Intellectual Property Rights. Seller and its Subsidiaries have secured from (i) each employee who materially contributed to the development of any material Business Intellectual Property Rights, either by operation of law or by a written and enforceable agreement, an enforceable obligation for the non-disclosure by such employee of confidential information and assigning to Seller or its Subsidiaries (with present tense assignment language where required by Applicable Law to effect the assignment) all of such employee’s right, title and interest in and to such Business Intellectual Property Rights, and (ii) each consultant, contractor and any other Person who materially contributed to the development of any material Business Intellectual Property Rights, either by operation of law or by a written and enforceable agreement, an enforceable obligation for the non-disclosure by such Person of confidential information related thereto and assigning (with present tense assignment language where required by Applicable Law to effect the assignment) or licensing to Seller or its Subsidiaries all of such Person’s right, title and interest in and to such Business Intellectual Property Rights.
(h)    All material Software owned or, to the knowledge of Seller, all other material Software licensed and that is used, or otherwise held for use in the Business of Seller and its Subsidiaries, is in good working order and condition, conforms in all material respects as to functionality, performance and operation with all related documentation, specifications, representations, warranties and other descriptions thereof established by the Seller and its Subsidiaries, or their respective licensors, and is sufficient in all material respects for the purposes for which it is used in the Business. Seller and its Subsidiaries have not experienced any material defects in design, workmanship or material in connection with the use of such Software that have not been corrected. To the knowledge of Seller, no material Software owned by Seller or its Subsidiaries and used in the Business contains any computer code, data or any procedures, routines or mechanisms which would: (i) disrupt, disable, harm or impair in any material way such Software’s operation or the operation of any Software or IT Assets of the Seller, its Subsidiaries or any third party, (ii) cause such Software to damage or corrupt any data, storage media, programs, equipment or communications of Seller, its Subsidiaries or any third party, or otherwise interfere with the operation of the Business in any material respect or (iii) permit any third party to access any such Software to cause material disruption, disablement, harm, impairment, damage erasure or corruption (sometimes referred to as “traps”, “viruses”, “access codes”, “back doors” “Trojan horses,” “time bombs,” “worms,” or “drop dead devices”). To the knowledge of Seller, no Software is developed using any software, software development toolkits, databases, libraries, scripts, or other, similar modules of software that are subject to “open source” or similar license terms in a manner that subjects the Software included in Business Intellectual Property Rights to any copyleft license or that requires or purports to require Seller or any of its Subsidiaries to grant any license with respect to any material Business Intellectual Property Rights.
(i)    Seller’s and its Subsidiaries’ practices with regard to the collection, dissemination and use of personal data and personal information in the Business are and have been in accordance in all material respects with Applicable Laws relating to data protection, contractual commitments and any published privacy policies. To the knowledge of Seller, since January 1, 2014, there has been no material breach with respect to the security systems or proprietary data and information that has not been corrected and there are no claims pending or threatened as a result of such breach.
Section 3.15     Permits. (a) Seller and its Subsidiaries possess all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as currently conducted (the “Permits”), and, since January 1, 2015, have been, in compliance in all material respects with all Permits. All of the material Permits as of the date hereof are set forth on Section 3.15 of the Disclosure Schedule, and all material Permits are valid and in full force and effect. Seller has made available to the Purchaser true and complete copies of all material Permits. Seller and its Subsidiaries are not in default or breach, and no condition exists that with the notice or lapse of time or both would constitute a material default or breach, under the Permits.
(a)    Since January 1, 2015, Seller and its Subsidiaries have not received any written communication, and, to the knowledge of Seller, non-written communication, from any Governmental Authority regarding (i) any actual or alleged material violation of any Permit or any failure to comply with any term or requirement of any Permit in any material respect, or (ii) any actual, alleged or proposed revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit. All fees and charges with respect to such Permits have been timely paid in full.
Section 3.16     Finders’ Fees. Except for Citigroup, whose fees, commissions and expenses, and indemnities in whose favor shall be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.
Section 3.17     Employee Benefit Plans. (a) Section 3.17(a) of the Disclosure Schedule lists each Business Benefit Plan. For each Business Benefit Plan that is not a Purchased Subsidiary Benefit Plan, Seller has made available to Buyer (i) a complete and accurate summary of the benefits provided under such plan or a copy of such plan (or in the case of individual agreements that are based on a form agreement, a copy of such form) and all amendments thereto and (i) the most recently filed annual return/report (Form 5500), if applicable. For each Business Benefit Plan that is a Purchased Subsidiary Benefit Plan, Seller has made available to Buyer true and complete copies of (i) each Purchased Subsidiary Benefit Plan, including all material amendments thereto, and in the case of an unwritten Purchased Subsidiary Benefit Plan, a written description thereof, (ii) all current trust documents, investment management Contracts, custodial agreements and insurance Contracts relating thereto, and (i) to the extent applicable, (A) the current summary plan description and each summary of material modifications thereto, (B) the three most recently filed annual reports (Form 5500 and all schedules thereto), (C) the most recent IRS determination, opinion or advisory letter, (D) the three most recent summary annual reports, actuarial reports, financial statements and trustee reports and (E) all records, notices and filings concerning IRS or Department of Labor audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and “reportable events” within the meaning of Section 4043 of ERISA.

(b)    No Purchased Subsidiary Benefit Plan is (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Business Benefit Plan provides any post-retirement medical, dental or life insurance benefits to any Business Employee (other than coverage mandated by Applicable Law, including COBRA) and neither Seller nor any of its Subsidiaries or ERISA Affiliates has made a written or, to Seller’s knowledge, oral representation promising the same.
(c)    Each Business Benefit Plan (other than a Title IV Plan) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Business Benefit Plan or the tax exempt status of the related trust. Each Business Benefit Plan (other than a Title IV Plan) has been maintained, operated and administered in compliance in all material respects with its terms and Applicable Law.
(d)    There are no pending audits or investigations by any Governmental Authority involving any Business Benefit Plan (other than a Title IV Plan), and no pending or, to Seller’s knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of such Business Benefit Plans), suits or proceedings involving any Business Benefit Plan (other than a Title IV Plan), any fiduciary thereof or service provider thereto, nor to Seller’s knowledge is there any reasonable basis for any such claim, suit or proceeding.
(e)    Neither Seller, any of its Subsidiaries or ERISA Affiliates, nor to Seller’s knowledge, any fiduciary, trustee or administrator of any Business Benefit Plan (other than a Title IV Plan), has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any such Business Benefit Plan which would subject any such Business Benefit Plan, Seller, any of its Subsidiaries or ERISA Affiliates or Buyer to a Tax, penalty or Liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(f)    Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any Business Employee under any Business Benefit Plan (other than a Title IV Plan), (ii) increase any amount of compensation or benefits otherwise payable under any Business Benefit Plan (other than a Title IV Plan) to any Business Employee, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Business Benefit Plan

(other than a Title IV Plan) with respect to any Business Employee, (iv) require any contribution or payment to fund any obligation under any Business Benefit Plan (other than a Title IV Plan) or (v) limit the right to merge, amend or terminate any Purchased Subsidiary Benefit Plan.
(g)    Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).
(h)    Each Business Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, complies in all material respects in both form and operation with the requirements of Section 409A of the Code so that no amount paid pursuant to any such Business Benefit Plan is subject to tax under Section 409A of the Code.
(i)    No Purchased Subsidiary Benefit Plan provides any current employee, officer, director or independent contractor of the Business with any “gross up” or reimbursement for any Taxes.
(j)    Each International Plan has obtained from the Governmental Authority having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the laws and regulations of any such Governmental Authority. The assets of each International Plan that is a Purchased Subsidiary Benefit Plan and which is an employee pension benefit plan as defined in Section 3(2) of ERISA (whether or not subject to ERISA) or otherwise provides retirement, medical or life insurance benefits following retirement or other termination of service or employment are at least equal to the liabilities of such plan (determined based on reasonable actuarial assumptions).
(k)    Since January 1, 2015, the Purchased Subsidiaries are and have been, and Seller and the Retained Subsidiaries are and have been with respect to the Business, in compliance with all Applicable Laws relating to labor, employment, and employment practices, including all provisions thereof relating to labor management relations, wages, hours, overtime, discrimination, sexual or other harassment, retaliation, civil rights, affirmative action, work authorization, immigration, safety and health, continuation coverage under group health plans, termination of employee benefits, workers compensation, unemployment insurance, leaves of absence, hirings, firings and promotions, except for failure to comply that would not reasonably be expected, individually or in the aggregate, to be material to the Business. With respect to each individual who renders services to the Business, the Seller, Purchased Subsidiaries, and Retained Subsidiaries, as applicable, have accurately classified each such individual as an employee, independent contractor, or otherwise as appropriate under all Applicable Laws and for each individual classified as an employee and performing services in the United States, the Seller, Purchased Subsidiaries, and Retained Subsidiaries, as applicable, have accurately classified him or her as overtime exempt or overtime nonexempt as appropriate under all Applicable Laws, in each case, unless such failure to so classify would not be material, individually or in the aggregate, to the Business.
(l)    None of Seller, any Purchased Subsidiary or any Retained Subsidiary is a party to, bound by, or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with any labor union, labor organization, works council or similar employee representative body relating to any Business Employees or the Business. There is not any labor union, labor organization, works council or similar employee representative body representing or, to Seller’s knowledge, purporting to represent any Business Employees, and, to the knowledge of Seller, no such labor union, labor organization, works council or similar employee representative body is seeking or has since January 1, 2015 sought to organize any Business Employees for the purpose of collective bargaining. There is not currently (and since January 1, 2015 there has not been) any actual or, to the knowledge of Seller, threatened labor strike, slowdown, stoppage, lockout, union election petition, demand for recognition, concerted refusal to work overtime or other similar labor disruption or dispute that relates to or affects the Business Employees or the Business. There is no material unfair labor practice charge or complaint, grievance, or labor arbitration pending or, to the knowledge of Seller, threatened involving any Business Employees or the Business before any Governmental Authority or arbitrator.
(m)    Seller has provided to Buyer an Excel spreadsheet titled “Global_Roster_Clean_01012017,” which contains a complete and accurate list, as of January 1, 2017, of the following information for each Business Employee: job title or position; date of hiring; employer; work location; part-time or full-time status; and current salary and target bonus. Seller has further provided to Buyer an Excel spreadsheet titled “ClosetMaid US Only EE Status as of 08.25.17,” which contains a complete and accurate list, as of August 25, 2017, of the job title or position, and overtime eligible/overtime ineligible status under Applicable Law, for all Business Employees in the United States. At least five (5) Business Days prior to the Closing Date, Seller will provide Buyer with an updated and accurate list of all Business Employees containing the information listed in the previous two sentences of this Section 3.17(m), along with the following additional information for each Business Employee: vacation/paid time off entitlement; and severance or similar entitlement.
(n)    The Purchased Subsidiaries are in compliance in the United States with the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and any similar Applicable Law, except for failure to comply that would not reasonably be expected, individually or in the aggregate, to be material to the

Business, and have not ordered or implemented in the United States a plant closing, mass layoff or similar activity within the meaning of the WARN Act or any similar Applicable Law since January 1, 2015.
Section 3.18     Environmental Compliance.
(a)    Except as set forth on Section 3.18 of the Disclosure Schedule:
(i)    With respect to the Business, the Purchased Assets, the Purchased Subsidiaries and the Real Property, Seller and its Subsidiaries have been since January 1, 2014 and are in compliance in all material respects with all applicable Environmental Laws;
(ii)    with respect to the Business, the Purchased Assets, the Purchased Subsidiaries and the Real Property (x) Seller and its Subsidiaries possess all material Permits required by all applicable Environmental Laws (“Environmental Permits”) and since January 1, 2014 Seller and its Subsidiaries have been and are in compliance in all material respects with all such Environmental Permits; (y) all such Environmental Permits are valid and in full force and effect; and (z) neither Seller nor any of its Subsidiaries is in material default, and, to the knowledge of Seller, no condition exists that with notice or lapse of time or both would constitute a material default or breach, under such Environmental Permits;
(iii)    (x) since January 1, 2015 (or prior to that time, to the extent still pending), no written notice, order, request for information, complaint or penalty has been received by Seller or any of its Subsidiaries, and (y) there is and has been no Action pending or, to the knowledge of Seller, threatened, in the case of each of (x) and (y), which (A) alleges a material violation of or material Liability pursuant to any Environmental Law, (A) relates to the Business, the Purchased Assets, the Purchased Subsidiaries or the Real Property and (A) has not been settled, dismissed, paid or otherwise resolved with no further material action required by Seller or any of its Subsidiaries.
(iv)    To the knowledge of Seller, no Hazardous Substances generated or managed by or on behalf of (a) the Purchased Subsidiaries or (b) the Seller or any of its Subsidiaries (solely in connection with the Purchased Assets, the Business or Real Property) has come to be located at any site identified on any foreign, transnational, federal or state list of sites requiring material Remedial Action pursuant to Environmental Law or the recovery of material costs incurred by a Governmental Authority pursuant to Environmental Law;
(v)    No Hazardous Substances have been Released nor, to the knowledge of Seller, has any Person been exposed at, on, about, under, from or to the Real Property, any other property now or, to the knowledge of Seller, formerly operated or leased by the Purchased Subsidiaries, or in connection with the Purchased Assets or the Business, except in compliance in all material respects with Environmental Law or as would not reasonably be expected to result in material Liability pursuant to Environmental Law;
(vi)    To the knowledge of Seller, neither the Seller nor any Retained Subsidiaries (in each case solely with respect to the Business) nor any of the Purchased Subsidiaries have, either expressly or by operation of law, assumed, undertaken, or provided an indemnity with respect to any actual or potential material Liability, including any actual or potential material investigative, corrective or remedial obligation, of any other Person relating to Environmental Laws; and
(vii)    To the knowledge of Seller, there are no material capital projects or expenditures that (x) are planned or pending to the extent Related to the Business, the Real Property or the Purchased Subsidiaries that are necessary to comply with any current or reasonably foreseeable Environmental Law or Environmental Permit or (y) would reasonably be expected to require material changes to existing Environmental Permits or obtaining additional Environmental Permits.
(b)    All material, non-routine environmental reports of inspections, investigations, studies, audits, tests or reviews conducted by or on behalf of Seller or the Purchased Subsidiaries in relation to the Business, the Purchased Assets, the Real Property or any other real property now or formerly owned, operated or leased by the Purchased Subsidiaries that were prepared within the last five (5) years or, to the knowledge of Seller, earlier, and are in the possession of Seller or any Purchased Subsidiary have been provided or made available to Buyer.
(c)    The representations and warranties in this Section 3.18, with respect to environmental matters, Section 3.03, or with respect to environmental Liens to the knowledge of Seller, the second sentence of Section 3.12 (a), are the exclusive representations or warranties made by Seller with respect to Environmental Laws, Hazardous Substances, or any other environmental matters.
Section 3.19     International Trade Compliance. (a) With respect to the Business, the Purchased Assets, the Purchased Subsidiaries and the Real Property, Seller and its Subsidiaries are in compliance with all applicable import, export, economic sanctions, anti-bribery and antiboycott laws and regulations (“International Trade Laws”) and have not engaged in any transactions or other dealings involving any country, region, entity or person with respect to which Seller or its Subsidiaries are prohibited from dealing under International Trade Laws;
(b)    With respect to the Business, the Purchased Assets, the Purchased Subsidiaries and the Real Property (x) Seller and its Subsidiaries possess all Permits required by all applicable International Trade Laws; (y) all such Permits are valid and in full force and effect; and (z) neither Seller nor any of its Subsidiaries is in default, and, to the knowledge of Seller, no condition exists that with notice or lapse of time or both would constitute a default, under such Permits; and
(c)    (i) Since January 1, 2012, no written notice, order, request for information, complaint or penalty has been received by Seller or any of its Subsidiaries, and (ii) there has been no Action pending or, to the knowledge of Seller, threatened, in the case of each of (i) and (ii), which (A) alleges a violation of any International Trade Law, (A) relates to the Business, the Purchased Assets, the Purchased Subsidiaries or the Real Property and (A) has not been settled, dismissed, paid or otherwise resolved.
Section 3.20     Accounts Receivable. Subject to any reserves against such accounts receivables expressly set forth in the Unaudited Financial Statements (which reserves have been calculated in accordance with GAAP and in a manner consistent with past practice of the Business), the accounts receivable shown on the Unaudited Financial Statements represent bona fide claims against debtors for sales and other charges arising from bona fide transactions actually made in the ordinary course of business of the Business and are not subject to discount except for immaterial trade discounts. Since the Balance Sheet Date, none of Seller and/or any of its Subsidiaries has increased or extended the payment terms with respect to any such accounts receivables in a manner not consistent with the ordinary course of business of the Business.
Section 3.21     Material Suppliers and Customers. Section 3.21 of the Disclosure Schedule sets forth a accurate and complete list of (a) the ten (10) largest suppliers to the Business for the fiscal year ended September 30, 2016, measured by the dollar amount of payments made to such suppliers in such fiscal year (the “Material Suppliers”) and (b) the ten (10) largest customers of the Business for the fiscal year ended September 30, 2016, measured by the dollar amount of revenues in such fiscal year (the “Material Customers”). None of the Material Customers and, as of the date hereof, none of the Material Suppliers (i) has, since the Balance Sheet Date, either terminated its relationship with the Business or materially reduced or proposed to materially reduce the aggregate value of its annual transactions with the Business, (ii) to Seller’s knowledge, is likely to materially reduce the aggregate value of its annual transactions with the Business or terminate or curtail its relationship or dealings with the Business, whether pursuant to a non-renewal or termination of any Contract or otherwise and whether as a result of the transactions contemplated by this Agreement or otherwise, and (iii) has, since the Balance Sheet Date, given any formal written notice of its intention to do any of the foregoing.
Section 3.22     Affiliate Transactions. Section 3.22 of the Disclosure Schedule sets forth a complete list, as of the date hereof, of all Contracts between or among any of Seller and its Affiliates, on behalf of the Business, or the Business itself, on the one hand, and (a) Seller or its Affiliates (other than amongst one or more Purchased Subsidiaries) or (b) any officer, director or employee of Seller or its Affiliates in an executive position or above (or, to the knowledge of Seller, any family member of any of the foregoing), on the other. No Affiliate of Seller or any of its Subsidiaries (other than (x) the Purchased Subsidiaries or (y) solely to the extent regarding a Purchased Asset that will be transferred hereby, any other Subsidiary of Seller) (i) owns any material property or right, tangible or intangible, which is Related to the Business, (ii) has any claim or cause of action against the Business or (iii) owes money to, or is owed money by, the Business (in each case with or without the occurrence of any contingency or other event) (all Contracts required to be disclosed under this Section 3.22, a “Related Party Agreement”).
Section 3.23     Insurance. The insurance policies currently maintained by, or for the benefit of, the Business, or Seller and/or any of its Affiliates with respect to the Business are in full force and effect. No notice of cancellation or non-renewal with respect to, or disallowance of any claim under, any such policy has been received by Seller or any of its Affiliates to the extent relating to the Business, and to Seller’s knowledge, there is no threatened cancellation, non-renewal, disallowance or reduction in coverage or claim with respect to any such policies.
Section 3.24     Sufficiency. The Purchased Assets and the properties and assets owned by the Purchased Subsidiaries (taking into account any property or services provided under the Transition Services Agreement), except for (a) the assets addressed in Section 2.03(a), Section 2.03(b), Section 2.03(c), Section 2.03(g) and Section 2.03(k), the Master Supply Agreements listed in Section 2.03(m) of the Disclosure Schedule, (b) any assets and Contracts to be used in the provision of services under the Transition Services Agreement and (c) any assets and Contracts (other than assets and Contracts held or entered into, as applicable, by a Purchased Subsidiary) used in the provision of any (i) benefits plans or services that were not standalone benefits plans or services solely for the Business and solely to the extent identified as “NO” in the columns regarding availability of services post-Closing/post-Legal Transfer on Section 3.24 of the Disclosure Schedule or (ii) legal, trade compliance, finance, tax, treasury and regulatory compliance services currently provided to the Business by Seller or any Retained Subsidiary to the Business that Seller has previously informed Buyer will no longer be provided following the Closing (to the extent (x) the Seller has not thereafter informed Buyer such service would be so provided or (y) not set forth on the schedules to the Transition Service Agreement), comprise all of the assets, properties, licenses, permits, Contracts and rights necessary to permit Buyer to conduct the Business immediately following the Closing in the same form and manner as conducted by Seller and its Subsidiaries since the Balance Sheet Date. Nothing in this Section 3.24 shall be construed as a representation or warranty regarding non-infringement of any Intellectual Property Rights of any third party.
Section 3.25     Required Information. The Seller acknowledges that, as of the date hereof, the Required Information is Compliant.

Section 3.26     No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS OR IN ANY CERTIFICATE DELIVERED BY SELLER IN ACCORDANCE WITH THE TERMS HEREOF OR THEREOF, NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER OR ANY OF ITS AFFILIATES, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS, THE SHARES, THE PURCHASED ASSETS, THE PURCHASED SUBSIDIARIES, THE BUSINESS, THE REAL PROPERTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, THE ASSUMED LIABILITIES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED OR ASSUMED PURSUANT HERETO, AND SELLER DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE OR FURNISHED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES OR ANY OTHER PERSON.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that:
Section 4.01     Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate powers and authority and all material governmental licenses, authorizations, permits, consents and approvals required to own and carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business as now conducted requires such qualification, except for those licenses, authorizations, permits, consents and approvals the absence of which would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.
Section 4.02     Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. The execution, delivery and performance of each other Transaction Document to which Buyer or any of its Affiliates is a party, by Buyer and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Buyer’s and any such Affiliate’s corporate or other powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of

Buyer and any such Affiliates. Assuming due and valid execution and delivery by each other party hereto, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. Assuming due and valid execution and delivery by each other party thereto, each other Transaction Document to which Buyer or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Buyer or any such Affiliate, shall constitute, a valid and binding agreement of Buyer or such Affiliate, enforceable against Buyer or such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.
Section 4.03     Governmental Authorization. The execution, delivery and performance by Buyer and its Affiliates of this Agreement and each other Transaction Document to which any of Buyer and its Affiliates is a party and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, including any notice to, or permit, authorization, registration, consent or approval of any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with the other applicable Competition Laws specified on Section 4.03 of the Disclosure Schedule, (iii) obtaining or completing the China Approvals and (iv) any such action or filing as to which the failure to make or obtain would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.
Section 4.04     Noncontravention. The execution, delivery and performance by Buyer and its Affiliates of this Agreement and each other Transaction Document to which any of Buyer and its Affiliates is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with, breach, infringe upon or violate the certificate of incorporation or bylaws (or similar governing documents) of Buyer or such Affiliates, (i) assuming compliance with the matters referred to in Section 4.03, violate, conflict with, give rise to a loss of benefit under, or infringe any Applicable Law, (i) require any consent or other action by any Person under, constitute (with or without due notice or lapse of time or both) a breach or a default under, result in the creation of a Lien upon, or give rise to any right of termination, cancellation or acceleration of any right or obligation under, or to a loss of any benefit to which Buyer is entitled under, any Contract to which Buyer or its Affiliates is a party or any of their respective assets or properties are bound or (i) result in the creation or imposition of any material Lien on any asset of Buyer, with such exceptions, in the case of each of clauses (ii) through (iv), as would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.
Section 4.05     Financing.
(a)    Attached hereto as Exhibit E and Exhibit F, respectively, are true and complete copies of (a) an executed commitment letter to the Buyer (the “Equity

Commitment Letter”) from Griffon to provide equity financing, subject to the terms and conditions thereof, for the transactions contemplated hereby in the cash amounts set forth therein (the “Equity Financing”), and (b) an executed commitment letter to Buyer from Deutsche Bank AG Cayman Islands Branch (the “Lender”) and Deutsche Bank Securities Inc. pursuant to which the Lender has committed to provide Buyer with financing for the transactions contemplated hereby, subject to the terms and conditions thereof, in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”) (including any related fee letters or side letters that include any conditions to the Financing, provided that any such fee letters or side letters are subject to customary redaction by Buyer and/or the Lender to omit the fee amounts (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”). Each Commitment Letter is a legal, valid and binding obligation of Buyer and, to Buyer’s knowledge, of each of the other parties thereto, and is in full force and effect and enforceable against Buyer, and to Buyer’s knowledge, each other party thereto (except in each case as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws relating to or affecting creditors’ rights generally and general equitable principles). There are no side letters or other Contracts to which Buyer or any of its Affiliates is a party related to the funding of the full amount of the Financing other than (i) as expressly set forth in the Commitment Letters and (ii) customary engagement letter(s), fee letters (relating to fees with respect to the Financing) and non-disclosure agreement(s) which do not impact the conditionality or materially impact the aggregate amount of the Financing available to fund the Purchase Price. Buyer has paid in full any and all commitment fees or other fees that are required by the terms of the Debt Commitment Letter to be paid on or prior to the date hereof. No Commitment Letter has been amended, restated or otherwise modified or waived prior to the date of this Agreement, and, to the knowledge of Buyer, no commitment contained in any Commitment Letter has been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. Buyer is not, and to the knowledge of Buyer, none of the Financing Sources are, in default or breach of the terms of any Commitment Letter. As of the date hereof, there are no conditions precedent or contingencies related to the funding of the full amount of any Financing other than as described in the applicable Commitment Letter. Assuming (i) the closing conditions set forth in Section 10.01 and Section 10.02 have been satisfied (other than those conditions that by their terms are to be satisfied simultaneously with the Closing, but subject to the fulfillment or waiver of such conditions at such time) and compliance in all material respects by the Seller with its obligations under Section 7.01, and (ii) the funding in full of the Financing on the Closing Date, Buyer shall have at the Closing sufficient cash to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder and in connection with the Financing.
(b)    Buyer acknowledges and agrees that (i) notwithstanding anything to the contrary in this Agreement, but subject in all respects to Section 13.08 (including the limitations set forth therein), neither the availability of financing or the consummation of any financing transaction shall be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Documents and (ii) as of the date hereof, it has received the Required Information and knows of no fact or omission therefrom that would render the Required Information to not be Compliant.
Section 4.06     Limited Guarantee . Concurrently with the execution of this Agreement, Buyer has delivered to Seller a duly executed Limited Guarantee by Griffon. The Limited Guarantee in the form so delivered is in full force and effect and constitutes a valid and binding obligation of Griffon, enforceable against Griffon in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws relating to or affecting creditors’ rights generally and general equitable principles. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Griffon under such Limited Guarantee.
Section 4.07     Litigation. There are no Actions pending against or, to the knowledge of Buyer, threatened against, Buyer, except for such Actions as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.
Section 4.08     Finders’ Fees. Except for Goldman Sachs & Co., LLC, whose fees and expenses shall be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.
Section 4.09     Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Shares as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges and agrees that the Purchased Assets and the Shares are sold “as is” and Buyer agrees to accept the Purchased Assets and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement and the other Transaction Documents or in any certificate delivered by Seller in accordance with the terms hereof or thereof. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (ii) except as expressly set forth in this Agreement and the other Transaction Documents or in any certificate delivered by Seller in accordance with the terms hereof or thereof, any other information or documents made available to Buyer or its Representatives with respect to the Business.
Section 4.10     Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof, except such views that would not cause Buyer to be considered an “underwriter” within the meaning of the Securities Act. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.
Section 4.11     Canadian Tax. Prior to the Closing, Canadian Buyer will be registered for purposes of Part IX of the Excise Tax Act (Canada) and, to the extent relevant and applicable, An Act Respecting the Quebec Sales Tax.
ARTICLE 5
COVENANTS OF SELLER
Seller agrees that:
Section 5.01     Conduct of the Business. From and after the date hereof until the Closing Date (or, in the case of ClosetMaid China and the Deferred Business, the Deferred Closing Date), except as set forth in Section 5.01 of the Disclosure Schedule, as expressly permitted by the Transaction Documents, as required by Applicable Law or with Buyer’s advance written consent (which shall not be unreasonably witheld, conditioned or delayed, except that with respect to ClosetMaid China and the Deferred Business, from and after the Closing Date until the Deferred Closing Date, such consent may be withheld, conditioned or delayed in Buyer's sole discretion), (i) Seller shall (and shall cause its Affiliates (including the Purchased Subsidiaries) to (x) conduct the Business in the ordinary course consistent with past practice and Applicable Law and (y) use their respective reasonable best efforts to preserve intact the Business and the Purchased Subsidiaries’ respective business organizations and maintain their respective existing relationships and goodwill with Governmental Authorities, customers, suppliers, creditors, employees, lessors and agents and (ii) with respect to the Business and the Purchased Subsidiaries, Seller shall not, and shall cause each of its Affiliates (including each Purchased Subsidiary) to not, directly or indirectly:

(a)    (A) amend the respective articles of incorporation, bylaws or other similar organizational documents of any Purchased Subsidiary (or Retained Subsidiary that holds any Purchased Asset in any manner materially adverse to Buyer), (B) split, subdivide, combine or reclassify their outstanding capital stock or equity interest of any Purchased Subsidiary, (C) permit any Purchased Subsidiary to declare, set aside or pay (x) any noncash dividend or noncash distribution other than to any other Purchased Subsidiary or (y) from and after the Closing Date to the Deferred Closing Date, cash dividend or cash distribution with respect to ClosetMaid China or the Deferred Business, or (D) purchase, redeem or otherwise acquire or issue, sell, transfer, pledge, encumber, assign, convey, surrender, relinquish or otherwise dispose of, directly or indirectly, any Shares or any other shares of the capital stock or other equity interests or securities of any Purchased Subsidiary (or any options, warrants or rights of any kind to acquire any shares of the capital stock or other equity interests or securities of any Purchased Subsidiary or securities which are convertible into or exchangeable for such capital stock or other equity interests or securities);
(b)    acquire all or any portion of another business, including the purchase of any equity interests or capital stock of any Person, whether by merger, stock or asset purchase or otherwise;
(c)    sell, transfer, pledge, encumber, assign, convey, surrender, relinquish, lease, license or otherwise dispose of any Purchased Asset or any asset of the Purchased Subsidiaries or the Business, or rights in or to any Purchased Asset or any asset of the Purchased Subsidiaries or the Business or any options or rights of any kind to acquire any Purchased Asset or any asset of the Purchased Subsidiaries or the Business, other than (i) sales of inventory in the ordinary course of business consistent with past practice or (ii) subject to Section 5.01(q), pursuant to Real Property Leases that are scheduled to expire pursuant to the terms thereof;
(d)    assume, create or otherwise incur any Lien on any Purchased Asset, any asset of any Purchased Subsidiary or any other Lien with respect to the Business, in each case, other than Permitted Liens;
(e)    incur any Liability with respect to any Indebtedness, or issue any debt securities or assume, guarantee or otherwise become responsible for, any Indebtedness of any Person, or make any loans or advances, in each case, except for individual amounts equal to or less than $100,000 or in the aggregate equal to or less than $350,000, in each case, with respect to the Business;
(f)    enter into any commitments for capital expenditures that will not be fully paid prior to the Closing, except for unbudgeted capital expenditure commitments not to exceed $100,000 individually or $350,000 in the aggregate;
(g)    other than in connection with actions permitted by Section (e), make any loans, advances or capital contributions to, or investments in, any other Person,

other than (i) to any other Purchased Subsidiary or (i) amounts that will be repaid in full at or prior to the Closing;
(h)    (x) subject to (y) and (z) below, enter into, materially amend or materially modify, or terminate, extend or renew any Material Contract, or otherwise waive or release any material rights, claims or benefits of the Business thereunder, other than Contracts with customers or suppliers in the ordinary course of business, (y) enter into any Contract (including any purchase order) with a customer for any product or service or other goods that are not sold, distributed or produced by the Business as of the date hereof except for any Contract that would not, and would not reasonably be expected to, involve payments over $500,000 annually or $1,000,000 in the aggregate over the term of the Contract or (z) enter into any Contract (including any purchase order) with a supplier or vendor that is not a supplier or vendor under a Material Contract as of the date hereof, except for any Contract that would not, and would not reasonably be expected to, involve payments over $250,000 annually or $500,000 in the aggregate over the term of the Contract;
(i)    settle, compromise, pay, discharge, waive, or release, or offer or propose to settle, compromise, pay, discharge, waive, or release, any Action involving the Business (excluding any Existing Litigation Right or any right relating solely to an Excluded Asset or Excluded Liability) or the Purchased Assets, except where the amount paid in settlement or compromise (x) does not exceed $100,000 individually or $350,000 in the aggregate or (y) is fully covered and paid for by the Seller’s insurance and no further obligations shall exist post-Closing that are applicable to the Purchased Subsidiaries or the Business, and, in each case, subject to such settlement or compromise not imposing any equitable relief or obligation or restriction on any Purchased Subsidiary, Buyer or its Affiliates or the Business in any way;
(j)    with respect to any Purchased Subsidiary, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, in each case except in the ordinary course of business consistent with past practice or if such action will not have a material effect on the Tax liability of the Purchased Subsidiary (other than for Pre-Closing Income Taxes);
(k)    make any material change in any financial accounting principles or practices, method of accounting or accounting practice or policy, except for any such change required by reason of a concurrent change in GAAP;
(l)    adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization affecting the Business or any Purchased Subsidiary;

(m)    make any changes to the working capital policies applicable to the Business or any Purchased Subsidiary or manage working capital (including by accelerating the receipt of amounts due with respect to any receivables, or lengthening the period for payment of accounts payable), other than in the ordinary course of business of the Business consistent with past practice;
(n)    enter into or discontinue any line of business material to the Business or any joint venture or similar arrangement;
(o)    enter into a new Contract that would be required to be disclosed on Section 3.22 of the Disclosure Schedule if it had been entered as of the date of this Agreement, or amend, modify, renew or waive any material rights or obligations under any Related Party Agreement;
(p)    fail to maintain in full force and effect all material insurance policies or fail to take commercially reasonable efforts to replace or renew (on terms no less favorable in the aggregate to the Business) material insurance policies existing as of the date hereof Related to the Business;
(q)    (A) terminate, materially modify, materially amend, release, enter into, extend, waive any material right under, or discharge any other party thereunder of any of their obligation under any lease in respect of the Leased Real Property (which shall not include any material modifications with respect to the monetary terms or the duration of any lease in respect of the Leased Real Property) or claim thereunder; (B) terminate, modify or amend, release, enter into, extend, waive any material right under, assign or otherwise change any rights under, or discharge any other party thereunder of any of their obligations under, any other Contract Related to the Business; or (C) enter into any Contract that restrains, restricts or limits the ability of the Business to compete with or conduct any business or line of business in any geographic area;
(r)    implement any plant closing, mass layoff, or similar events within the meaning of the WARN Act involving any Business Employees, or terminate any group of Business Employees, other than individual terminations for cause;
(s)    (i) increase the compensation or benefits of the Business Employees other than increases to non-officer employees in the ordinary course of business consistent with past practice that do not exceed 4% per employee and are not material in the aggregate or as required by the terms of any Business Benefit Plan or any applicable collective bargaining or works council agreement; (ii) enter into, amend, modify or terminate any (x) Purchased Subsidiary Benefit Plan or (y) Business Benefit Plan that is not a Purchased Subsidiary Benefit Plan (except, in the case of clause (y), to the extent that employees of Seller and the Retained Subsidiaries (other than the Business Employees) are eligible to participate in such Business Benefit Plan on substantially the same basis as the Business Employees and such amendment, modification or termination does not increase the per-employee cost under such

Business Benefit Plan from the per-employee cost as of the date hereof or, in the case of welfare benefit plan renewals, in the ordinary course of business consistent with past practice where the type and level of such welfare benefits do not materially change), except as required by Law or the terms of any applicable collective bargaining or works council agreement; or (iii) hire or terminate the employment of any Business Employee, except to replace any non-officer employee whose annual compensation is less than $125,000; or
(t)    agree or commit to do any of the foregoing.
For the avoidance of doubt, except with respect to ClosetMaid China and the Deferred Business, in each case, following the Closing Date, nothing in this Section 5.01 shall restrict Seller or any of its Subsidiaries, in any respect, from taking any action to (i) cause each Purchased Subsidiary to dividend, distribute or otherwise pay to Seller or any of its Affiliates any or all of the cash and cash equivalents of such Purchased Subsidiary; (ii) remove, or cause any Subsidiary to remove, and pay to Seller or any of its Affiliates any cash and cash equivalents held in any bank account of the Business; (iii) settle or otherwise terminate or eliminate intercompany balances between any Purchased Subsidiary, on the one hand, and Seller or any Retained Subsidiary, on the other hand, and make capital increases or decreases in connection therewith; (iv) in connection with any of clauses (i), (ii) and (iii) above, cause any Purchased Subsidiary to incur indebtedness for borrowed money from another Purchased Subsidiary; and (v) otherwise comply with or give effect to the provisions of this Agreement.
Section 5.02     Confidentiality.
(a) Seller shall not, and shall cause its controlled Affiliates (and direct its non-controlled Affiliates) and Representatives not to, for a period of five (5) years from and after the Closing Date (or, in the case of Trade Secrets, for so long as such information is deemed a Trade Secret), (i) directly or indirectly, without Buyer’s consent, use or disclose to any Person (other than each other and their respective Representatives owing a confidentiality obligation with respect to such information) any information concerning the Business, any Purchased Subsidiary or with respect to any Purchased Asset or Assumed Liabilities or information disclosed to Seller pursuant to the exercise of its rights under Section 7.08 hereof (the “Company Confidential Information”) and (ii) take commercially reasonable actions to prevent the unauthorized use or disclosure of Company Confidential Information; provided, that the foregoing restriction shall not (a) apply to any information (i) that becomes generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.02), or (b) prohibit any disclosure solely to the extent required by Applicable Law so long as, to the extent practicable and legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity (at Buyer’s sole cost and expense) to contest such disclosure or made in connection with the enforcement of any right or remedy against

Buyer or its Affiliates in accordance with any of the Transaction Documents or the transactions contemplated thereby.
(b)    Seller shall assign to a Purchased Subsidiary at Closing all confidentiality agreements and undertakings given by any other potential buyer of the Business, the Purchased Subsidiaries and the Purchased Assets; provided that Seller shall not assign any of its rights to any non-solicitation and no-hire provisions included in any potential buyer confidentiality agreement solely to the extent they relate to employees who are not Business Employees. Promptly following the Closing Date, Seller will send a letter in a form reasonably acceptable to Buyer to the potential buyers of the Business that entered into confidentiality agreements with Seller, authorizing Buyer to recover all information (as defined in such agreements) or requesting certification of its destruction to Buyer in each case in accordance with the terms of such agreements.
Section 5.03     Noncompetition. (a) Seller agrees that during the five (5) year period commencing on the Closing Date, neither Seller nor any of its controlled Affiliates shall, anywhere in the world, either directly or indirectly, as a stockholder, investor, member, partner, or otherwise, own, manage, operate, set up or engage in any business that competes with the Business as the Business is conducted on the Closing Date (a “Competing Business”); provided that nothing herein shall prohibit (x) the acquisition by Seller or any of its Affiliates of all or any portion of a Competing Business (the “Acquired Competing Business”); provided that, except with respect to any Permitted Holding, promptly (and in any event, within twenty (20) Business Days) following such acquisition, Seller shall offer in writing to sell the Acquired Competing Business to Buyer or its Affiliates and, if Buyer notifies Seller in writing within thirty (30) days of such offer that Buyer or its Affiliates have a good faith interest in acquiring the Acquired Competing Business (which notice shall propose a price (the “ROFO Price”) for the Acquired Competing Business), and, if Seller determines to accept the offer to sell the Acquired Competing Business at the ROFO Price, the parties shall in good faith negotiate the terms of a sale to be completed within sixty (60) days following the delivery of such written notice by Buyer (the “ROFO Period”); provided, further that if Buyer and Seller (or their respective Affiliates) have not executed and delivered a definitive agreement for the acquisition of the Acquired Competing Business on or prior to the end of the ROFO Period, Seller and its Affiliates must thereafter use reasonable best efforts to sell the Acquired Competing Business to an unaffiliated third party for a purchase price that is equal to or greater than the ROFO Price by the date that is twelve (12) months following the end of the ROFO Period (such end date, the “Mandatory Sale Start Date”) and may not, without the Buyer’s prior written consent, during such twelve (12) month period, sell the Acquired Competing Business to any third party for a purchase price that is less than the ROFO Price; provided, further that if Seller and its Affiliates have not completed the sale of the Acquired Competing Business for a price equal to or greater than the ROFO Price to an unaffiliated third party on or prior to the Mandatory Sale Start Date, Seller shall deliver written notice to Buyer, informing

Buyer that Buyer has a sixty (60) days period during which it may elect, in its sole discretion, to purchase the Acquired Competing Business at the ROFO Price and, within sixty (60) days following such written notice by Buyer, Seller and its Affiliates irrevocably agree to sell the Acquired Competing Business to the Buyer or its Affiliates for the ROFO Price and on such other terms as the parties may reasonably agree (the Mandatory Sale Start Date until the date of the consummation of such sale, the “Mandatory Sale Period”) or (y) the acquisition, holding of investments or direct or indirect ownership by Seller or any of its Affiliates of any voting stock, capital stock or other equity interest for passive investment purposes of any Person engaged in a Competing Business, so long as such ownership, in the aggregate, represents not more than 5% of the aggregate voting power or outstanding capital stock or other equity interests of such Person (the “Permitted Holding”). During the Mandatory Sale Period, the provisions of Section 5.09 shall apply to the Seller and its Affiliates with respect to the Acquired Competing Business mutatis mutandis, with the “Exclusivity Period” deemed to be the Mandatory Sale Period. For the avoidance of doubt and notwithstanding the foregoing, the foregoing shall not, in any way, limit or effect Seller’s ability to operate the Deferred Business in accordance with the terms and conditions set forth herein or perform its obligations under the Transition Services Agreement. This Section 5.03 shall cease to be applicable to any Person at such time as it is no longer a Subsidiary of Seller and shall not apply to any Person that purchases assets, operations or a business from Seller or one of its Subsidiaries, if such Person is not a Subsidiary of Seller after such transaction is consummated.
(b)    Seller acknowledges that: (i) Seller’s obligations under this Section 5.03 and Section 5.04 are reasonable in the context of the nature of the Business and the competitive injuries likely to be sustained by the Business and Buyer if Seller or any of its Affiliates were to violate such obligations; (i) the covenants in this Section 5.03 and Section 5.04 are adequately supported by consideration from Buyer for the benefit of Seller and necessary to protect the legitimate business interests of Buyer and the Business; (i) the foregoing makes it necessary for the protection of the Business and Buyer that Seller uphold Seller’s obligations under this Section 5.03 and Section 5.04 for the reasonable time period contained herein and therein; and (iv) Buyer would not have entered into this Agreement absent Seller’s agreement to the obligations set forth in this Section 5.03 and Section 5.04. If any provision in this Section 5.03 or Section 5.04 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.03 or Section 5.04, but this Section 5.03 or Section 5.04, as applicable, shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein or therein. It is the intention of the parties that if any of the restrictions or covenants contained herein or therein are held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.03 or Section 5.04, as applicable to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein or therein) as shall be valid and enforceable under such Applicable Law.
(c)    Seller agrees that it would be impossible to measure in money the damages Buyer and the Business would suffer for any breach by Seller of any of the provisions of this Section 5.03 and Section 5.04. Accordingly, Seller agrees that if Buyer or any of its Affiliates institute any action or proceeding to enforce the provisions of this Section 5.03 or Section 5.04, Buyer or its Affiliates shall be entitled to temporary and permanent injunctive relief to enforce the provisions of this Section 5.03 and Section 5.04, in accordance with Section 13.08.
(d)    Seller agrees and intends that the obligations contained in this Section 5.03 and Section 5.04 be tolled during any period that Seller or any of its Affiliates is in breach of any of the obligations in this Section 5.03 or Section 5.04, so that Buyer and each of its Affiliates are provided with the full benefit of the restrictive periods set forth herein and therein.
Section 5.04     Non-solicit. For a period of 24 months following the Closing Date, Seller shall not, and shall cause its controlled Affiliates not to, (a) directly or indirectly solicit or recruit (or cause to be directly or indirectly solicited or recruited) for employment or hire or employ any officer who works for the Business, or any Person who reports to the President of the Business and any direct report to the President of the Business (any such employee, a “Covered Employee”) or (b) induce or otherwise counsel, advise or encourage any Covered Employee to terminate their employment or engagement with Buyer or any of its Affiliates; provided, that the foregoing restriction shall not apply to (i) generalized searches for employees through media advertisements of general circulation, employment search firms, online job boards, open job fairs or other similar means which are not specifically targeted at such Covered Employees or (ii) (A) any Covered Employee whose employment is terminated by the Buyer or any of its Affiliates (including any Purchased Subsidiary) or (B) with respect to any Covered Employee who voluntarily ceases employment with Buyer or its Affiliates (including any Purchased Subsidiary), the restriction in the foregoing clauses (A) and (B) shall terminate upon the earlier to occur of (x) the date that is 24 months following the Closing Date and (y) the date that is six months following the cessation of such Covered Employee’s employment with Buyer or its Affiliates (including any Purchased Subsidiary).
Section 5.05     Termination of Intercompany Arrangements. On or prior to Closing, Seller shall take any and all actions necessary to (a) terminate any Contract between a Purchased Subsidiary, on the one hand, and Seller or any Retained Subsidiary, on the other hand, except for any outstanding purchase orders, those items listed in Section 5.05 of the Disclosure Schedule and for any Contracts or

purchase orders between the Business, on the one hand, and any other operating business of Seller or any Retained Subsidiary, on the other hand, entered into in the ordinary course of business and listed in Section 5.05 of the Disclosure Schedule, (b) eliminate any Indebtedness owed by Seller or any Retained Subsidiary to a Purchased Subsidiary or the Business, (c) repay or otherwise eliminate any Indebtedness owed by a Purchased Subsidiary or the Business to Seller or any Retained Subsidiary and (d) not before the consummation of the Closing, terminate any insurance policy, or portion thereof, covering the Business that is held by Seller or a Retained Subsidiary, provided that this clause (d) with respect to any insurance policy relating to the Deferred Business must be satisfied no earlier than the Deferred Closing. Notwithstanding anything to the contrary contained herein, any costs, expenses, Tax, Liabilities or obligations that arise as a result of or in connection with the settlement or elimination of intercompany arrangements pursuant to this Section 5.05 shall be borne solely by Seller, and Seller agrees to indemnify Buyer against such costs, expenses, Taxes, Liabilities or obligations and any related losses.
Section 5.06     Real Estate Matters. From the date hereof until the Closing Date, Seller shall and its Subsidiaries shall use reasonable best efforts to cooperate with Buyer in obtaining, at Buyer’s sole cost and expense, (i) an irrevocable commitment to issue an ALTA extended coverage form of owner’s policy of title insurance (including all endorsements reasonably requested by Buyer) from the Title Company, dated as of the date reasonably proximate to (but in no event earlier than) the Closing Date and in amounts reasonably satisfactory to Buyer, committing to insure good and marketable fee simple title to each parcel of Owned Real Property, free and clear of all Liens other than Permitted Liens located in the United States, and (ii) an ALTA survey for each parcel of Owned Real Property located in the United States from a licensed surveyor dated as of a date reasonably proximate to the Closing Date and certified to the applicable Purchased Subsidiary, Buyer, Buyer’s lenders, and the Title Company; provided, however, such cooperation shall be at no cost, expense, or liability to Seller and/or its Subsidiaries, and shall not include the delivery of any indemnification agreement to the Title Company.
Section 5.07     Intellectual Property. Seller shall, prior to the Closing Date, take reasonable steps, at Seller’s sole cost and expense, to resolve any break in the chain of title, recordation error and any other related ownership issues with respect to any Registered Intellectual Property Rights included in the Business Intellectual Property Rights, in each case, that are set forth in Section 5.07 of the Disclosure Schedule. From and after the Closing, Seller shall take such reasonable steps and actions, at Seller’s and Buyer’s equal (i.e., 50:50) cost and expense for the first six (6) months following the Closing Date and thereafter at Buyer’s sole cost and expense, to resolve any break in chain of title, recordation error and other related ownership issues arising prior to the Closing Date with respect to any Registered Intellectual Property Rights included in the Business Intellectual Property Rights (provided, however, any cost and expense for the recordation of the assignment of the Assigned IP Assets from Seller or any Retained Subsidiary to Buyer or its designee shall be at the sole cost and expense of Buyer.) Buyer’s legal counsel shall be responsible for primarily coordinating and leading the resolution of the issues mentioned in the foregoing sentence.
Section 5.08     Financing. (a) Seller and the Purchased Subsidiaries shall, and shall request their respective Representatives to, at Buyer’s sole cost and expense, use commercially reasonable efforts to cooperate with Buyer and its authorized Representatives in connection with the arrangement and consummation of the Debt Financing (or any permitted replacement, amended, modified or alternative financing), including, without limitation, (i) representatives of the Business participating in a reasonable number of meetings and due diligence sessions at reasonable times, on reasonable advance notice and at reasonable locations (it being agreed that no non-Business Employees would be required to participate), (ii) promptly furnishing Buyer and the Financing Sources with the Required Information and information which any lender providing or arranging the Financing has requested under applicable “know your customer” and anti-money laundering rules and regulations, including USA PATRIOT Act and OFAC at least five (5) Business Days prior to the Closing Date, to the extent requested at least ten (10) Business Days prior to the Closing Date, (iii) assisting with the preparation of customary materials for rating agency presentations, investor presentations, customary preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary “high-yield road show” for a Rule 144A offering relating to the Senior Notes (as defined in the Debt Commitment Letter) and similar documents required in connection with the Debt Financing (collectively, the “Offering Materials”) and Seller and the Purchased Subsidiaries agree that Buyer and the Financing Sources shall be permitted to include any logos of the Business in the Offering Materials, provided that such logos are not used in a manner that would reasonably be expected to harm or disparage the Business or its marks, (iv) cooperating in and assisting with the preparation of any pledge and security documents and other definitive financing documents and facilitating the pledge of collateral in connection with the Debt Financing, (v) delivering (or using commercially reasonable efforts to obtain from its advisors), consents of accountants for use of their reports in any materials relating to the marketing of the Debt Financing and in connection with any filings required to be made by Buyer pursuant to the Securities Act or the 1934 Act, as amended, where the financial statements of the Business are included or incorporated by reference, or delivering (in the case of Seller and the Purchased Subsidiaries) and executing (in the case of Representatives of the Business) other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by Buyer as necessary and customary in connection with the Debt Financing, (vi) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Business or the Shares, (vii) Representatives of the Business executing and delivering customary closing certificates and secretary’s certificates (excluding solvency certificates), (viii) obtaining Comfort Letters with respect to the Business’s financial statements and directing such auditors to partake in customary accounting due diligence sessions and (ix) Representatives of the Business facilitating the entrance into other documents and instruments relating to guarantees, and providing of guarantees contemplated by the Debt Commitment Letter. Seller shall promptly supplement the Required Information to the extent that such Required Information, to the knowledge of Seller, fails to be Compliant. Buyer shall, following written demand from Seller or the Purchased Subsidiaries, reimburse Seller or the Purchased Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs incurred by Seller, the Purchased Subsidiaries, its Affiliates or Representatives in connection with such cooperation.
(b)    Without limiting the generality of Section 5.08(a), from the date hereof until the Closing, Seller shall deliver to Buyer within forty-five (45) days of the end of any fiscal quarter ending after the date hereof (other than any fiscal quarter that ends on the same date as any fiscal year), (x) unaudited consolidated balance sheets and related consolidated statement of income of the Business for such fiscal quarter and (y) unaudited consolidated statement of income and cash flows for the portion of the Business’s fiscal year ending at the end of such fiscal quarter (collectively, the “Supplemental Financial Statements”).
(c)    Notwithstanding anything in this Agreement to the contrary, (x) (A) neither Seller nor any of its Subsidiaries shall be required to (1) enter into any agreement that (i) is not contingent upon the Closing, or (ii) would be effective prior to the Closing, or (2) take any action that (i) would encumber any assets of the Business prior to the Closing or (iii) would encumber any assets of Seller or any of its Subsidiaries other than assets of the Business, at any time; and (B) neither Seller nor any of its Subsidiaries shall be required to (1) take any action that would result in a breach of any contract or violate any Applicable Law (2) bear (or enter into any binding agreement with respect to) any cost or expense (other than as provided in this Agreement), in each case, that is not reimbursed by Buyer prior to Closing, or (3) pay (or enter into any binding agreement with respect to) any commitment or other fee, in each case, that is not reimbursed by Buyer prior to Closing, or make any other payment or incur any other Liability, in each case, that is not reimbursed by Buyer prior to Closing, or provide or agree to provide any indemnity that is effective prior to Closing (other than as provided in this Agreement) and (y) neither Seller nor any of its Subsidiaries or Representatives shall be required to take any action under this Section 5.08 that would unreasonably interfere with the business or operations of Seller or its Subsidiaries.
Section 5.09     Exclusivity. From the date hereof until the earlier to occur of (x) the valid termination of this Agreement pursuant to the terms and conditions set forth herein and (y) the Closing (or, in the case of the Deferred Business, the Deferred Closing) (such period, the “Exclusivity Period”), Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, discuss or negotiate or knowingly facilitate or encourage any inquiries, proposals or offers (whether initiated by them or otherwise) from any person or persons with respect to (A) the acquisition of any shares of capital stock, equity interests or any other voting securities or debt securities of any Purchased Subsidiary, any of their respective Subsidiaries or any interests therein, or (B) the acquisition of all or a material portion of the assets, rights or properties of the Business, whether by sale, merger, consolidation, combination, refinancing, liquidation, dissolution, reorganization or similar transaction (each, an “Acquisition Proposal”), (ii) provide information to any other party, or review information of any other party, in connection with an Acquisition Proposal (including, but not limited to the use of a physical or electronic data room) or (iii) enter into any Contract, agreement or arrangement with any party, concerning or relating to an Acquisition Proposal.
Section 5.10     Seller Guarantee. Seller hereby guarantees to Buyer, if and only if the Closing occurs, the due and punctual payment, observance and performance of all obligations of any Affiliate of Seller under a Transaction Document required to be paid, observed or performed after the Closing, in each case subject in all respects to the terms and conditions of the applicable Transaction Document (including all financial limitations set forth therein).
ARTICLE 6
COVENANTS OF BUYER
Buyer agrees that:
Section 6.01     Confidentiality. All information provided or made available to Buyer, its Affiliates or any of their respective Representatives pursuant to any of the Transaction Documents or in connection with any of the transactions contemplated thereby, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the Closing; provided, that the Confidentiality Agreement shall continue in full force and effect following the Closing in accordance with the terms and conditions thereof, solely to the extent with respect to (a) any Evaluation Material (as defined in the Confidentiality Agreement) that relates to Seller, the Retained Subsidiaries and the Retained Business and (b) Purchaser’s (as defined in the Confidentiality Agreement) and its controlled Affiliates’ obligations in Section 4(b) of the Confidentiality Agreement, except, for the avoidance of doubt, with respect to any Business Employees. If this Agreement is terminated, for any reason, prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
Section 6.02     Buyer’s Financing. (a) Buyer shall use commercially reasonable efforts (which, for the avoidance of doubt, shall not include litigation) to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing in a timely manner on the terms and conditions set forth in the Debt Commitment Letter and to consummate the Financing on or prior to the Closing Date, including the following:
(i)    maintaining in effect each Commitment Letter and not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, each Commitment Letter, if such amendment, modification, waiver or replacement: (A) reduces the aggregate amount of the Financing (including by increasing the amount of fees to be paid or materially increasing the original issue discount of the Financing) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (1) materially delay or prevent the Closing, (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (3) adversely impact the ability of Buyer to enforce its rights against other parties to any Commitment Letter or the definitive agreements with respect thereto (provided that, in any event, Buyer may (x) modify the terms of the Financing so long as such modifications would not adversely impact the ability of Buyer to timely consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby and (y) amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities which had not executed the Debt Commitment Letter as of the date hereof, as contemplated by the Debt Commitment Letter);
(ii)    satisfying on a timely basis all conditions to the availability of the Financing within its control;
(iii)    negotiating, executing and delivering Financing documentation that reflects the terms contained in the applicable Commitment Letter (including, with respect to the Debt Financing, any “market flex” provisions related thereto);
(iv)    in the event that the conditions set forth in Sections 10.01 and 10.02 and the conditions to the availability of the Financing have been satisfied or, upon funding would be satisfied, causing the Financing Sources to fund the full amount of the Financing at or prior to the Closing; and
(v)    enforcing its rights under each Commitment Letter (which, for the avoidance of doubt, shall not include litigation).
(b)    At the written request of the Seller from time to time, Buyer shall keep the Seller informed in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall give the Seller prompt notice of (i) any material breach or repudiation (or any other breach that could adversely affect the timely availability of the Financing) by any party to any Commitment Letter of which Buyer becomes aware or (ii) Buyer becoming aware that all or any portion of the Financing becoming unavailable for any reason (a “Financing Failure Event”). Without limiting Buyer’s other obligations under this Section 6.02, if a Financing Failure Event occurs, Buyer shall (i) promptly notify the Seller of such Financing Failure Event and the reasons therefor, (ii) use commercially reasonable efforts to obtain alternative financing from alternative financing sources, in an amount sufficient to make the payments required to be made at and immediately after the Closing and consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, on terms that are not less favorable, in the aggregate, to Buyer than the Financing contemplated by the applicable Commitment Letter and (iii) use commercially reasonable efforts to obtain, and when obtained, provide the Business and the Seller with a copy of, a replacement financing commitment that provides for such alternative financing.
Section 6.03     Environmental Pollution Legal Liability Insurance. At or prior to Closing, Buyer shall purchase an environmental pollution legal liability insurance policy (the “PLL Policy”) from Chubb or other carrier with an AM Best rating of not less than A-VII unless otherwise agreed in writing by Seller, which policy shall have a term of no less than five years, a deductible or self-insured retention of $100,000 or less and individual and aggregate limits of at least $10 million. To the extent provided under such policy, such PLL Policy shall cover on- and off-site cleanup and third-party bodily injury and property damage (including natural resource damage) with respect to the covered locations specified in the PLL Policy including the sites listed on Section 6.03 of the Disclosure Schedule, and related defense costs; provided, it shall not be a breach of this covenant if such policy does not provide such coverage for the real properties or facilities listed on Section 1.01(d) of the Disclosure Schedule. Buyer shall cause the PLL Policy to list this Agreement as an insured contract. Buyer or its designated Affiliate shall be the “first named insured”, the Purchased Subsidiaries shall be, to the extent possible, “named insureds” and, at Seller’s request, the Seller shall be an “additional insured”, each under the PLL Policy (or any renewal, replacement or extension thereof). Payment of the premium for the PLL Policy shall be for Buyer’s account. Buyer will provide evidence to Seller of the binding of the PLL Policy at or before Closing and a copy of the final PLL Policy as soon as practicable thereafter.
ARTICLE 7
COVENANTS OF BUYER AND SELLER
Buyer and Seller agree that:
Section 7.01     Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement (including obtaining or completing all of the China Approvals and taking any and all other steps necessary to consummate the Deferred Closing) and the other Transaction Documents, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all actions or nonactions, waiver, clearance, decisions, declarations, approvals, consents, registrations, permits, authorizations, expirations and terminations of waiting periods and other confirmations required to be obtained from any Governmental Authority and (iii) obtaining and maintaining all approvals, authorizations, waivers and consents required to be obtained from any other third party (it being understood that no party shall be required to, or to cause any other Person to, spend money (other than de minimis costs and expenses) or grant any accommodation to any such third party), in each of the foregoing clauses (i)-(iii) that are necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable. Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement (including obtaining or completing the China Approvals and taking any and all other steps necessary to consummate the Deferred Closing), to vest in Buyer ownership of the Purchased Subsidiaries and good title to the Purchased Assets and to assure and evidence the assumption by Buyer of the Assumed Liabilities.
(b)    The parties acknowledge and understand that Buyer and Seller filed their respective Notification and Report Forms under the HSR Act relating to the transactions contemplated hereby on August 29, 2017. No later than September 6, 2017, the parties shall make a request for early termination of the waiting period prescribed by the HSR Act with each of the Federal Trade Commission Bureau of Competition and Department of Justice Antitrust Division. Each of Buyer and Seller shall (i) respond as promptly as practicable to any inquiries and requests received from any Governmental Authority in connection with antitrust matters, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, (iii) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with Seller’s prior written consent and (iv) take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
(c)    If any objections are asserted with respect to the transactions contemplated by this Agreement or any other Transaction Documents under the HSR Act, or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement or any other Transaction Document as violative of the HSR Act, Buyer shall use its best efforts to promptly resolve such objections. In furtherance of the foregoing, Buyer shall, and shall cause its Subsidiaries and Affiliates (including, following the Closing, any Purchased Subsidiary) to, take all actions, including (i) agreeing to hold separate or to divest any of the businesses or properties or assets of Buyer or any of its Affiliates (including, following the Closing, any Purchased Assets and any assets of any Purchased Subsidiary), (ii) terminating any existing relationships and contractual rights and obligations, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of the Purchased Assets, Purchased Subsidiaries, or Buyer of any of its Affiliates, (v) effectuating any other change or restructuring of the Purchased Assets, Purchased Subsidiaries, or Buyer or any of its Affiliates and (vi) opposing, fully and vigorously, (A) any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or any other Transaction Documents or the consummation of the transactions contemplated hereby or thereby and (B) any request for, the entry of, and seek to have vacated or terminated, any Order that could restrain, prevent or delay the consummation of the transactions contemplated by this Agreement or any other Transaction Documents, including in the case of either (A) or (B) by defending through litigation any action asserted by any Person in any court or before any Governmental Authority, and vigorously pursuing all available avenues of administrative and judicial appeal (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Purchased Assets or Purchased Subsidiaries, by consenting to such action), as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act or (y) by any domestic or foreign court or other tribunal, in any Action challenging such transactions as violative of the HSR Act, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any Order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement.
Section 7.02     Certain Filings. Buyer and Seller shall, without any further consideration, cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, (ii) in taking such actions, including executing and delivering (or causing to be executed and delivered) all instruments, including instruments of conveyance, novations, assignment and transfer, or making any such filings, furnishing information required in connection therewith and seeking to obtain any such actions, consents, approvals or waivers in a timely manner and (iii) to take all such other actions as each of the parties may reasonably request from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents.
Section 7.03     Public Announcements. The parties agree to and agree to cause their Representatives to obtain the written consent (which shall not be unreasonably withheld, conditioned or delayed) of the other party before issuing any press release or making any public statement with respect to the Transaction Documents or the transactions contemplated thereby; provided, however, that a party may, without the prior consent of the other party, but only following consultation with the other party to the extent practicable, issue such public disclosure as may be required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party is subject; provided, further, however that prior written consent is not required if such press release or public statement is substantially consistent with prior public statements or press releases made in accordance with this Agreement.
Section 7.04     Notices of Certain Events. (a) Each of Seller and Buyer shall promptly notify the other party of:
(i)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by any Transaction Documents if the failure to obtain such consent would be reasonably likely to result in a Material Adverse Effect;
(ii)    any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by any Transaction Documents; and
(iii)    the commencement of any Action that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to, in the case of Seller, Section 3.10 (unless such Action would constitute an Excluded Liability) or, in the case of Buyer, Section 4.07.
(b)    Notwithstanding anything to the contrary herein, (i) notice of any matter in this Section 7.04 shall in no way whatsoever alter a Person’s rights under Article 11 and (ii) a party’s failure to comply with this Section 7.04 shall not provide the other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement.
Section 7.05     WARN Act. Seller shall be responsible for all Liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the WARN Act or any similar Applicable Law for any “employment loss” (as defined under the WARN Act or any similar Applicable Law) or similar event occurring prior to the Closing. Buyer shall be responsible for all Liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the WARN Act or any similar Applicable Law for any “employment loss” (as defined under the WARN Act or any similar Applicable Law) or similar event occurring (i) after the Closing as a result of the termination by Seller of any Business Employee to whom Buyer was required to make a Qualifying Offer but failed to do so (and who does not become an employee of Buyer or any of its Subsidiaries within one (1) Business Day of the termination by Seller) or (ii) for terminations or reductions in hours effected by Buyer and its Subsidiaries after the Closing. Seller shall promptly reimburse Buyer for all Liabilities incurred by Buyer for which Seller is responsible pursuant to this Section 7.05, and Buyer shall promptly reimburse Seller for all Liabilities incurred by Seller for which Buyer is responsible pursuant to this Section 7.05. Not later than the Closing Date, Seller will provide to Buyer an accurate and complete list of each current and former Business Employee in the United States who was terminated or laid off by Seller, any Purchased Subsidiary or any Retained Subsidiary for any reason other than for cause, or whose hours were reduced by more than fifty percent (50%), during the ninety (90) day period immediately preceding the Closing Date, and for each such employee, sets forth (a) his or her employer, (b) the date of such termination, layoff or reduction in hours and (c) the location to which the employee was assigned.

Section 7.06     Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving or relating to, and solely to the extent involving or relating to, this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates, including any Purchased Subsidiary, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Representation”).
(b)    Buyer waives and shall not assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates, and following the Closing, with any Purchased Subsidiary, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided, that the foregoing waiver and acknowledgment of retention shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisors.
(c)    Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Purchased Subsidiaries) agrees that no communications (including email or other written communications) subject to attorney-client privilege in connection with the Current Representation shall be subject to disclosure, directly or indirectly, to Buyer or any Person acting on behalf of Buyer, and the Purchased Subsidiaries shall, without the necessity of further documentation of transfer, be deemed to have irrevocably assigned and transferred to Seller the attorney-client privilege and expectation of client confidence with respect to all such communications, and all books and records and other documents of the Purchased Subsidiaries containing any such advice, communication or other materials, and the same shall be controlled by Seller and shall not be claimed by, and no copies shall be retained by, Buyer or any Purchased Subsidiary.
(d)    Nothing in this Section is intended to or shall be deemed to operate as a waiver of any applicable privilege or protection that could be asserted to prevent disclosure of any confidential communication by any legal counsel currently representing Seller or any of its Affiliates, including any Purchased Subsidiary.
(e)    Seller and Buyer agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 7.06.
Section 7.07     Business/Non-Business Assets. In the event that at any time, or from time to time after the Closing Date, Seller on the one hand or Buyer on the other (or any of their respective Affiliates, including the Purchased Subsidiaries in the case of Buyer) shall receive or otherwise possess any asset (including cash) that should belong to another Person pursuant to this Agreement, such Person shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto at no cost to the requesting party (subject to the penultimate sentence of this Section 7.07). In furtherance of the foregoing, Buyer undertakes and agrees to return any Non-Business Assets and any other assets that are not Purchased Assets that are owned by Seller or any of its Affiliates and are transferred to Buyer at or after the Closing (through failure to transfer such assets out of the Purchased Subsidiaries or otherwise) and to forward or remit to Seller any payments received by Buyer or any of its Affiliates on account of any Non-Business Asset, and Seller undertakes and agrees to forward and remit to Buyer any payment on account of any Purchased Asset, including any accounts or notes receivable. Notwithstanding the foregoing, any assets that are transferred with the Purchased Subsidiaries at the Closing or thereafter (through failure to transfer such assets out of the Purchased Subsidiaries) that constitute Non-Business Assets shall be transferred to the Seller at the sole cost and expense of the Seller, and, to the extent any such assets were set forth on the Balance Sheet, Seller shall remit as a condition to such transfer to Buyer the amount

Buyer paid with respect to such asset. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for such other Person.
Section 7.08     Access to Information; Cooperation. (a) From and after the date hereof until the Closing Date (or the Deferred Closing Date) (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Seller shall (and shall cause its controlled Affiliates and their respective Representatives to) during normal business hours and upon reasonable notice, (i) give Buyer, its counsel and other authorized Representatives reasonable access to the properties, books, records, assets, Business Employees, facilities, Contracts and data of Seller, its Subsidiaries (including the Purchased Subsidiaries) and their respective Representatives which are Related to the Business, (i) furnish to Buyer, its counsel and other authorized Representatives such financial and operating data and other information Relating to the Business as such Persons may reasonably request and (i) instruct the employees, independent accountants, counsel, financial advisors and other Representatives of Seller to reasonably cooperate with Buyer and its Representatives in its investigation of the Business. Notwithstanding the foregoing, Buyer and its agents shall not have access (A) to any properties of the Business, including the Purchased Assets and Real Property, for purposes of conducting any sampling or other invasive investigation, including of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media, (A) to any information to the extent relating to any Retained Business or (A) any Seller Tax Records.
(b)    From and after the Closing Date, and subject to Applicable Law and entry into customary confidentiality and use undertakings, upon reasonable advance written request, Buyer will afford promptly to Seller and its authorized Representatives, during normal business hours, reasonable access to its properties, books, records, employees and auditors, (i) solely to the extent reasonably necessary to permit Seller or any of its controlled Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date, (b) solely to the extent with respect to Excluded Assets or Excluded Liabilities, (i) solely as reasonably necessary in connection with any Action related to either the Excluded Assets or Excluded Liabilities, (i) reasonably necessary or desirable in order to determine any matter relating to Seller’s rights and obligations hereunder and (i) solely as reasonably necessary in connection with its legitimate tax or regulatory matters to the extent they relate to any pre-Closing period.
(c)    From and after the Closing Date, and subject to Applicable Law and entry into customary confidentiality and use undertakings, upon reasonable advance written request, Seller will afford promptly to Buyer and its authorized Representatives during normal business hours, reasonable access to its properties, books, records, employees and auditors, (i) solely to the extent reasonably necessary to permit Buyer or any of its controlled Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date, (i) solely to the extent with respect to Purchased Assets, Assumed Liabilities or the Business, (i) solely as reasonably necessary in connection with any Action related to either the Purchased Assets, Assumed Liabilities or the Business, (i) reasonably necessary or desirable in order to determine any matter relating to Buyer’s rights and obligations hereunder and (i) solely as reasonably necessary in connection with its legitimate tax or regulatory matters to the extent they relate to any pre-Closing for the Purchased Assets, Assumed Liabilities or the Business.
(d)    Any access granted to either party or its Representatives pursuant to this Section 7.08 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the party granting such access. The party to whom such access or other cooperation is granted pursuant to this Section 7.08 shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred by the other party or its Representatives in connection therewith.
(e)    Notwithstanding anything to the contrary contained herein, nothing in this Section 7.08 shall require (A) Seller or Buyer, as applicable, to provide the other party or its Representatives with access to (i) personnel records of employees relating to medical histories or other information, the disclosure of which, in the disclosing party’s reasonable good faith opinion after consultation with counsel, would violate Applicable Law or (ii) information the disclosure of which, in the disclosing party’s reasonable good faith opinion after consultation with counsel (x) would conflict with confidentiality obligations to which such party or any of its Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided, that, in the case of clauses (x) and (y), the disclosing party shall use commercially reasonable efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the violation of such confidentiality or forfeiture or waiver of any such attorney-client or similar privilege, or (B) either party’s independent accountants or auditors to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants.
(f)    For a period of five (5) years after the Closing Date, Seller and its respective Affiliates shall retain the books and records Seller has in its possession relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to Buyer.
Section 7.09     Use of Seller Retained Marks after Closing. (a) Seller hereby grants to Buyer and the Purchased Subsidiaries a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free license for a term of eighteen (18) months immediately after the Closing (and solely with respect to the Deferred

Business for which the Deferred Closing is required, for a term commencing on Closing and ending on the date (the “Transition Period”) that is the later of (x) eighteen (18) months after the Closing Date or (y) the Deferred Closing Date) to use the trademarks and service marks listed in Section 7.09 of the Disclosure Schedule (the “Seller Retained Marks”), solely in connection with the conduct of the Business as conducted immediately prior to the Closing; provided, that Buyer shall, and shall cause the Purchased Subsidiaries to, cease all use of Seller Retained Marks as soon as reasonably practicable after the Closing Date (but, solely with respect to the Deferred Business, not earlier than the Deferred Closing Date) in accordance with this Section 7.09. As soon as reasonably practicable after the Closing Date (but, solely with respect to the Deferred Business, as soon as reasonably practicable after the Deferred Closing Date) by the end of the Transition Period, Buyer shall, and shall cause the Purchased Subsidiaries to, (i) cease all use of the Seller Retained Marks, (ii) deplete the inventory, labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of Closing that bear any Seller Retained Mark or remove, destroy or strike over all Seller Retained Marks from the foregoing, and (iii) remove all Seller Retained Marks from all assets, websites, email and other online materials and from all signage and other displays. Any use by Buyer or the Purchased Subsidiaries of the Seller Retained Marks during the limited license period provided in this Section 7.09 shall be (A) solely in connection with goods, products and services that are (x) the type of goods, products and services in connection with which Seller and the Purchased Subsidiaries were using the Seller Retained Marks at the time of the Closing and (y) of a quality at least as high in the aggregate as the quality of goods, products and services provided by Seller and the Purchased Subsidiaries immediately prior to the Closing and (B) subject to compliance in all material respects with all style and other usage guidelines provided to Buyer in effect for the Seller Retained Marks immediately prior to the Closing. All goodwill associated with the use by Buyer and the Purchased Subsidiaries of the Seller Retained Marks shall inure to the sole and exclusive benefit of Seller or its Affiliates, as applicable. Following the Closing, none of Buyer, its Affiliates, or any of the Purchased Subsidiaries shall contest the validity or ownership of any of the Seller Retained Marks or adopt or employ any Seller Retained Mark (or any variation or derivative thereof) or any other mark that is confusingly similar thereto.
(b)    Notwithstanding anything to the contrary in Section 7.09(a), in the event the term of the license granted to Buyer and the Purchased Subsidiaries in respect of the Deferred Business under Section 7.09(a) continues for a period in excess of twelve (12) months immediately after the Closing in accordance with the provisions of Section 7.09(a) (such period, the “Extended Trademark Period”), the license in respect of the Deferred Business shall be limited during such Extended Trademark Period to use of the Seller Retained Marks solely within the country of the Deferred Business.

Section 7.10     Replacement of Guaranties. On or prior to Closing, Seller and Buyer shall cooperate with each other so as to cause the replacement, effective as of the Closing of the guaranties, financial assurances and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than solely by any Purchased Subsidiary) that are listed in Section 7.10 of the Disclosure Schedule; provided, that if any such guaranty, financial assurance or other contractual obligation is not replaced effective as of the Closing (or Deferred Closing, as the case may be), Buyer shall indemnify Seller and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by Seller or any of its Affiliates related to or arising out of the same.
Section 7.11     Insurance. Seller shall retain all Liability and responsibility for (a) worker’s compensation claims relating to events or circumstances (whether known or unknown) or occurrences with respect to the Business or the Purchased Assets or the Purchased Subsidiaries that occurred or existed prior to Closing (the amount of any such claim, a “Pre-Closing Worker’s Comp Claim”) and (b) employment practices liability insurance claims (or, if Seller does not have such an insurance policy, any Liabilities that would ordinarily be covered by such a policy) relating to events or circumstances (whether known or unknown) with respect to the Business or the Purchased Assets or the Purchased Subsidiaries that occurred or existed prior to the Closing (“Pre-Closing EPLI Claims”); provided, that if and to the extent Buyer’s existing employment practices liability insurance provides coverage for Pre-Closing EPLI Claims, Buyer shall first seek coverage for any such claim under its existing insurance coverage. Buyer shall use reasonable best efforts to provide such information and assistance as Seller may reasonably request in connection with any such claims.
Section 7.12     Existing Litigation. Without limiting the generality of Section 7.08, after the Closing, Buyer and its respective Subsidiaries shall use commercially reasonable efforts to cooperate fully with Seller, at Seller’s sole cost and expense, in the prosecution of any Existing Litigation Right, including by (i) making available to Seller and its counsel, as promptly as resolved, all witnesses, pertinent records, materials and information in Buyer’s or its Affiliates’ possession or control relating thereto as reasonably requested by Seller or its counsel and (ii) otherwise providing any assistance on a timely basis requested by Seller or its counsel to facilitate any Action by Seller or its Affiliates arising out of or relating to an Existing Litigation Right, it being agreed and understood that any such cooperation shall not be an undue burden on the Business or require Buyer or its Affiliates to incur any liability or otherwise agree to any Order imposing any restriction on the Business or Buyer or its Affiliates or otherwise admit any wrongdoing.

ARTICLE 8
TAX MATTERS
Section 8.01     Representations Relating to Purchased Subsidiaries and Canadian Seller. Except as set forth in the Disclosure Schedule (but subject to Section 13.12), Seller represents and warrants to Buyer that:
(a)    Each of the Purchased Subsidiaries has timely filed, or caused to be timely filed, with the appropriate Taxing Authorities, all material Tax Returns that are required to be filed by, or with respect to, each of the Purchased Subsidiaries. Each such Tax Return is true, correct and complete in all material respects.
(b)    All material Taxes due and payable by or with respect to the Purchased Subsidiaries have been timely paid in full. All Taxes incurred but not yet due and payable for periods covered by the Balance Sheet have been accrued and adequately disclosed on the Balance Sheet in accordance with GAAP.
(c)    All material Taxes that any of the Purchased Subsidiaries is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member, customer or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.
(d)    There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to Seller’s knowledge, threatened against or with respect to any of the Purchased Subsidiaries in respect of any material Tax.
(e)    Neither Seller nor any of its Subsidiaries has made any requests for rulings or determinations, with respect to any Tax of any Purchased Subsidiary, that are currently pending before a Taxing Authority.
(f)    Neither Seller nor any of its Subsidiaries has entered into an agreement or arrangement with any Taxing Authority with regard to Tax liabilities of any Purchased Subsidiary other than settlements or compromises with respect to asserted Tax liabilities for prior Tax years that do not impose any payment obligation on any Purchased Subsidiary after the Closing Date.
(g)    No Purchased Subsidiary is a party to, is otherwise bound by or has any obligation under, any Tax Sharing Agreement, other than (i) a Tax Sharing Agreement exclusively between or among Seller and any of its Subsidiaries (which will be terminated at or prior to closing in accordance with Section 8.06 of this Agreement) or (ii) a Tax Sharing Agreement exclusively between or among the Purchased Subsidiaries.
(h)    Other than with respect to a Tax Return for which the statute of limitations has expired, no Purchased Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the Seller Group) or (ii) has any liability for the Taxes of any Person (other than any of the Purchased Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Income Tax law).
(i)    No Purchased Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(j)    No Purchased Subsidiary will be required to include any material adjustment in Taxable income for any period ending after the Closing Date as a result of any: (i) change in method of accounting prior to the close of business on the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax law) entered into prior to the close of business on the Closing Date or (iii) installment sale or open transaction disposition made prior to the close of business on the Closing Date.
(k)    Canadian Seller is registered for purposes of Part IX of the Excise Tax Act (Canada) and An Act Respecting the Quebec Sales Tax, and its registration numbers are 896659695 and 1003676478, respectively, and is not a nonresident of Canada for purposes of the Income Tax Act (Canada).
(l)    Each Purchased Mexican Subsidiary is treated as a corporation for U.S. federal income tax purposes.
(m)    ClosetMaid China is treated as a disregarded entity for U.S. federal income tax purposes.
Section 8.02     Representations Relating to Purchased Assets. Except as set forth in the Disclosure Schedule (but subject to Section 13.12), Seller represents and warrants to Buyer that:
(a)    Seller has paid (or has caused to be paid) or has withheld and remitted (or has cause to be withheld and remitted) to the appropriate Taxing Authority or, with respect to Taxes incurred but not yet due or payable, has reflected an adequate accrual on the Balance Sheet in accordance with GAAP, in each case, for material Taxes relating to the Purchased Assets, the non-payment of which would result in a Lien on any Purchased Asset or otherwise would result in Buyer (or any Affiliate thereof) to be liable for any material Taxes.
(b)    No Taxing Authority has proposed, or, to the knowledge of Seller, is threatening to propose any material adjustment to any item with respect to Taxes, the non-payment of which would result in a Lien on any Purchased Asset.
(c)    There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to Seller’s knowledge, threatened in writing against or with respect to Seller or its Retained Subsidiaries in respect of any material Tax, the non-payment of which would result in a Lien on any Purchased Asset.
Notwithstanding any other provision of this Agreement, Section 3.17, Section 8.01 and Section 8.02 (to the extent relating to Taxes) (the “Tax Representations”) contain the sole and exclusive representations and warranties of Seller with respect to Taxes.
Section 8.03     Tax Returns; Allocation of Taxes.
(a)    Seller shall (i) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns with respect to the Purchased Subsidiaries that are required to be filed on or prior to the Closing Date and timely pay all Taxes shown as due on such Tax Returns and (i) file or cause to be filed, when due (taking into account any extension of a required filing date), all Tax Returns that (x) relate to Combined Taxes or (y) are for Income Taxes in respect of a Pre-Closing Tax Period that ends on or before the Closing Date, and in each case timely pay all Taxes shown as due on such Tax Returns. All other Tax Returns with respect to the Purchased Subsidiaries shall be filed or caused to be filed by Buyer.
(b)    Buyer shall prepare, or cause to be prepared, any Tax Return required to be filed by or with respect to a Purchased Subsidiary after the Closing Date that relates to Income Taxes for a Straddle Tax Period (each a “Buyer-Filed Straddle Period Income Tax Return”) in a manner consistent with past practice (unless otherwise required by a change in Applicable Law) and without a change of any election or any accounting method and shall submit any such Tax Return to Seller (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) at least 30 Business Days prior to the due date (including any applicable extension) of such return. Seller shall have the right to review and comment on such Buyer-Filed Straddle Period Income Tax Return. If Seller, within 10 Business Days after review of any such Buyer-Filed Straddle Period Income Tax Return, notifies Buyer in writing that it objects to any items in such return, the disputed item shall be resolved in a manner mutually agreeable to both parties within 10 Business Days, and if not so resolved, then by a jointly retained Accounting Referee (which may be the same as or different from the Accounting Referee retained pursuant to Section 2.10(c), if any) within a reasonable time, taking into account the deadline for filing such return. Upon resolution of all such items, the relevant Buyer-Filed Straddle Period Income Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of such Accounting Referee shall be borne equally by Buyer and Seller. Except to the extent otherwise required pursuant to a Final Determination, no Purchased Subsidiary shall amend any Tax Return for a Pre-Closing Tax Period or the pre-closing portion of a Straddle Tax Period without the prior written consent of Seller. Buyer shall timely file (taking into account any extensions of a required filing date), and shall pay or cause to be paid all Taxes with respect to, any Buyer-Filed

Straddle Period Income Tax Return filed under this Section 8.03(b) in accordance with Applicable Law. Seller shall pay to Buyer an amount equal to any Pre-Closing Income Taxes shown as due and payable on any Buyer-Filed Straddle Period Income Tax Return prepared in compliance with this Section 8.03(b), to the extent not paid at or before Closing, by five days prior to the latest date on which such Taxes are due and payable by Buyer without interest or penalties.
(c)    Except for refunds arising from the carry back of a net operating loss from a taxable period commencing after the Closing Date, Buyer shall pay or cause to be paid to Seller any refund of Taxes and interest thereon received by Buyer, any Affiliate of Buyer or the Purchased Subsidiaries attributable to a Pre-Closing Tax Period paid by Seller, the Purchased Subsidiaries or any predecessor or Affiliate of Seller no later than ten days following receipt of such refund, net of any Taxes imposed thereon.
(d)    Seller shall include the Purchased Subsidiaries in any Tax Return for Combined Taxes, as applicable, through the close of business on the Closing Date.
(e)    Notwithstanding anything to the contrary in this Agreement, (i) any applicable Non-Recoverable Transfer Taxes payable in connection with the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Seller when due and fifty percent (50%) by Buyer when due and (ii) any applicable Recoverable Transfer Taxes shall be borne by the party entitled to the recovery of such Recoverable Transfer Taxes, provided, if applicable, the supplier furnished the prescribed information to entitle the recipient to claim an input tax credit or refund. Seller shall file (or cause to be filed) all necessary Tax Returns in respect of Transfer Taxes that are required by Applicable Law to be filed by Seller. Buyer shall file (or cause to be filed) all other Tax Returns in respect of Transfer Taxes. If required by Applicable Law, Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate in preparing and filing and join in the execution of any such Tax Returns. Each of Buyer and Seller shall (i) for any Transfer Taxes in respect of which it is required to file Tax Returns pursuant to this Section 8.03(e), pay to the relevant Taxing Authority any Transfer Taxes shown as due on such Tax Returns and (ii) for any Transfer Taxes in respect of which the other party is required to file Tax Returns pursuant to this Section 8.03(e), pay to the other party, within two Business Days prior to the due date for such Transfer Taxes, any portion of such Transfer Taxes that it is required to bear under this Section 8.03(e). Each party shall use commercially reasonable efforts to (i) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Transfer Taxes or fees (including, if applicable, by making any Canadian Tax Elections) and shall cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (ii) minimize the amount of any such Transfer Taxes.

(f)    For purposes of this Agreement, in the case of any Tax that is payable for a Straddle Tax Period, the portion of such Tax incurred in the Pre-Closing Tax Period in the case of income, sales, employment or other Taxes readily apportionable between periods shall equal the portion of such Tax that would have been payable if the relevant Tax period ended on and included the Closing Date based on a deemed closing of the books and, in the case of all other Taxes, shall equal the portion of such Tax that would have been payable based on the proportion of the number of days in the Tax period that arose on and before the Closing Date. Any credits with respect to a Straddle Tax Period shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing sentence shall be made in a manner consistent with prior practice of Seller, its Subsidiaries or the Purchased Subsidiaries, as applicable.
Section 8.04     Cooperation on Tax Matters. (a) Subject to Section 8.04(b), Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets, the Assumed Liabilities and the Purchased Subsidiaries (including access to books and records) as is reasonably necessary for the filing of all Tax Returns (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder), the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall (i) retain all books and records with respect to Taxes pertaining to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (i) use commercially reasonable efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other fully, as and to the extent reasonably requested by the other party, in the conduct of any audit or other proceeding relating to Taxes involving the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Subsidiaries.
(b)    Notwithstanding anything to the contrary in this Agreement, except to the extent solely relating to the Purchased Subsidiaries, the Purchased Assets or the Assumed Liabilities, Seller and its Affiliates shall not be required at any time to provide to Buyer any right to access or to review any Tax Return or Tax work papers of Seller, any Seller Group, or any Affiliate of Seller (such Tax Returns or Tax work papers, the “Seller Tax Records”).

Section 8.05        Buyer Covenants.
(a)    Buyer covenants that it shall not cause or permit any Purchased Subsidiary or any Affiliate of Buyer to (i) take any action on the Closing Date other than in the ordinary course of business, including the distribution of any dividend or the effectuation of any redemption, that could give rise to any Tax liability or reduce any Tax Asset of Seller or a Seller Group or give rise to any loss of Seller or a Seller Group under this Agreement or (ii) (A) amend any Tax Return of any of the Purchased Foreign Subsidiaries with respect to any Pre-Closing Tax Period, (B) except as expressly required or permitted by this Agreement, make or change any Tax election that would apply to a Pre-Closing Tax Period of any Purchased Foreign Subsidiary or (C) change the Tax period of any Purchased Foreign Subsidiary for any Tax year for U.S. or foreign tax reporting purposes that includes the Closing Date, in each case without the prior written consent of Seller.
(b)    Buyer shall take (or shall cause to be taken) all steps necessary in order to effectuate an election under Section 338(g) of the Code (and any corresponding elections under state or local) with respect to the purchase and sale of the shares of the Purchased Mexican Subsidiaries. Buyer represents, warrants, covenants and agrees that (i) the purchaser (or regarded parent of the purchaser, if such purchaser is a disregarded entity for U.S. federal income tax purposes) of each Purchased Mexican Subsidiary is, and that Buyer will take all actions necessary to ensure that on the Closing Date such purchaser (or regarded parent of the purchaser, if such purchaser is a disregarded entity for U.S. federal income tax purposes) will be, eligible to make a Section 338(g) election with respect to the shares of the Purchased Mexican Subsidiaries and (ii) neither Buyer nor such purchaser (or regarded parent of the purchaser, if such purchaser is a disregarded entity for U.S. federal income tax purposes) has any plan or intention to take, and Buyer will, and will cause such purchaser (or regarded parent of the purchaser, if such purchaser is a disregarded entity for U.S. federal income tax purposes) to, refrain from taking, any actions that would reasonably be expected to cause such purchaser (or regarded parent of the purchaser, if such purchaser is a disregarded entity for U.S. federal income tax purposes) to fail to qualify as a purchasing corporation within the meaning of Section 338 of the Code.
Section 8.06        Tax Sharing Agreements. Seller shall cause any and all existing Tax Sharing Agreements, except for this Agreement, between any Purchased Subsidiary and any Seller or any Affiliate of Seller to be terminated as of the Closing Date. After such date none of the Purchased Subsidiaries, Seller or any Affiliate of Seller shall have any further rights or obligations thereunder. From and after the Closing Date, this Agreement shall be the sole Tax Sharing Agreement between Seller or any Affiliate of Seller and the Purchased Subsidiaries for all Pre-Closing Tax Periods.
Section 8.07     Tax Indemnification. (a) Seller hereby indemnifies the Buyer Indemnified Parties against and agrees to hold each of them harmless from any (i) Pre-Closing Income Tax of any of the Purchased Subsidiaries, (ii) liability for the payment of any amount of the type described in clause (i) as a result of any Purchased Subsidiary being or having been before the Closing a member of a Seller Group, (iii) any Taxes arising from or related to any breach of, or inaccuracy in, the Specified Tax Representations, (iv) Pre-Closing Non-Income Tax of any of the Purchased Subsidiaries or the Business to the extent, and to the amount, not expressly accrued for on the Balance Sheet, (v) any provincial sales taxes, interest or penalties assessed against Canadian Buyer due to Canadian Seller’s failure to provide a certificate under Section 6 of the Retail Sales Tax Act (Ontario), and (vi) liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), arising out of, relating to or incident to the imposition, assessment or assertion of any Tax described in clauses (i) – (v) above, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax (any amount described in clause (i), (ii), (iii), (iv), (v) or (vi) above, a “Seller Indemnified Tax Loss”); provided, however, that Seller shall have no liability for the payment of any Seller Indemnified Tax Loss attributable to or resulting from a breach of Section 8.05.
(b)    Buyer hereby indemnifies the Seller Indemnified Parties against and agrees to hold each of them harmless from (i) any Taxes that the Seller Indemnified Parties may be liable for or incur, or become subject to, as a result of any Taxes imposed on a Purchased Subsidiary with respect to a Post-Closing Tax Period, other than Taxes with respect to which Seller is obligated to indemnify Buyer Indemnified Parties pursuant to Section 8.07(a); (i) any breach of covenant or agreement in this Article 8 made or to be performed by Buyer pursuant to this Agreement; (iii) any goods and services tax/harmonized sales tax, Quebec sales tax, penalties, interest and other amounts which may be assessed against the Canadian Seller as a result of the transfer of the Canadian Assets not being eligible for any Canadian Tax Election jointly executed by the Canadian Seller and the Canadian Buyer under Part IX of the Excise Tax Act (Canada) or an Act respecting the Quebec sales tax or as a result of the Canadian Buyer’s failure to file such elections within the prescribed time; and (iv) liabilities, costs and expenses (including reasonable expenses of investigation and attorneys’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any Tax described in clause (i), (ii) and (iii), including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, in each case incurred or suffered by Seller or any of its Affiliates.
(c)    The provisions of Section 11.07 (other than Section 11.07(c)), shall apply, mutatis mutandis in respect of any indemnification payment under this Section 8.07. Any breach or inaccuracy, and the calculation of Damages related thereto, of any item subject to indemnification under this Article 8 should be determined without regard to any qualification contained therein relating to “Material Adverse Effect” or “materiality.”

(d)    If any claim, demand, audit, investigation or proceeding with respect to Taxes in respect of which indemnity may be sought pursuant to either (i) this Section 8.07 or (i) Section 11.02 as an Excluded Liability, or for breach or inaccuracy of a representation, warranty (including the Tax Representations) or covenant contained in this Article 8 (any such claim or demand, a “Tax Claim”) is asserted or commenced against the party which would be entitled to seek such indemnification (the “Potential Indemnified Party”) or any of its Affiliates, the Potential Indemnified Party shall notify the party from which such indemnification would be sought (the “Potential Indemnifying Party”) of such Tax Claim in writing within ten days of receipt of such claim, demand, audit, investigation or proceeding and shall give the Potential Indemnifying Party such information with respect thereto as the Potential Indemnifying Party may reasonably request; provided, that the failure of the Potential Indemnified Party to give notice as provided in this Section 8.07(d) shall not relieve any Potential Indemnifying Party of its obligations under Section 8.07, except to the extent that such failure adversely prejudices the rights of any such Potential Indemnifying Party. The Potential Indemnifying Party may discharge, at any time, its indemnification obligation with respect to any Tax Claim by paying to the Potential Indemnified Party the amount payable pursuant to this Section 8.07 or Section 11.02, as the case may be, calculated on the date of such payment. The Potential Indemnifying Party shall have the right, at its own expense, to participate in and, upon notice to the Potential Indemnified Party, to assume the defense of any claim, suit, action, litigation or proceeding (including any Tax audit) relating to a Tax Claim (a “Tax Controversy”), and the Potential Indemnifying Party shall not have any indemnification obligations with respect to any payment in respect of any Taxes arising out of a Tax Controversy with a Taxing Authority as to which it was not afforded such right. If the Potential Indemnifying Party assumes such defense, the Potential Indemnifying Party shall have the sole discretion as to the conduct of such defense and the Potential Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Potential Indemnifying Party. Whether or not the Potential Indemnifying Party chooses to defend or prosecute any Tax Claim, all of the parties hereto shall cooperate and shall cause their Affiliates to cooperate in the defense or prosecution thereof.
(e)    The Potential Indemnifying Party shall not be liable in respect of any Tax Claim under this Section 8.07 or Section 11.02, as the case may be, for any Tax (i) the payment of which was made without the Potential Indemnifying Party’s prior written consent, unless the Potential Indemnified Party has complied with the provisions set forth in Section 8.07(d) and a Final Determination of the amount of Tax has been made, (i) resulting from a settlement effected without the consent of the Potential Indemnifying Party, or (i) resulting from any Tax Controversy with respect to which the Potential Indemnified Party has not complied with the provisions set forth in Section 8.07(d).

Section 8.08     Survival. Notwithstanding anything in this Agreement to the contrary, (i) the Specified Tax Representations and the covenants and agreements contained in this Article 8 shall survive until sixty (60) days after the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) and (ii) the representations and warranties contained in Section 8.01 and Section 8.02 (other than the Specified Tax Representations) shall not survive the Closing.
Section 8.09     Canadian Tax Elections. The parties shall make and file, if relevant and applicable, any Canadian Tax Elections that may be requested by Seller and, in the case of the Canadian Tax Elections set forth in clauses (i) and (ii) of the definition of Canadian Tax Elections, which the Buyer determines, acting reasonably, are not expected to adversely affect Buyer (or any Affiliate thereof), in each case in the manner and within the time prescribed by Applicable Law. If Canadian Buyer and Canadian Seller file the Canadian Tax Election under subsection 20(24) of the Income Tax Act (Canada) and under the corresponding provincial provisions regarding the amount paid by Canadian Seller to Canadian Buyer for assuming future obligations relating to the Business of Canadian Seller (as required if such election is relevant), Canadian Buyer and Canadian Seller acknowledge that a portion of the Canadian Assets transferred by Canadian Seller pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Income Tax Act (Canada) and the equivalent provincial provisions is being transferred by Canadian Seller as a payment for the assumption of such future obligations by Canadian Buyer.
Section 8.10     Tax Elections. Seller shall join Buyer in making an election under Code Section 338(h)(10) (and any corresponding elections under state, local or non-US tax law) with respect to the purchase and sale of the Domestic Subsidiary Shares and deemed sale of all of the outstanding equity of Clairson, Inc. Seller will pay any Tax attributable to the making of the Section 338(h)(10) election. Buyer represents, warrants, covenants and agrees that (i) the purchaser of the Domestic Subsidiary Shares is, and that Buyer will take all actions necessary to ensure that on the Closing Date such purchaser will be, eligible to make a Section 338(h)(10) election with respect to the Domestic Subsidiary Shares and the deemed sale of all of the outstanding equity of Clarison, Inc. and (ii) neither Buyer nor such purchaser has any plan or intention to take, and Buyer will, and will cause such purchaser to, refrain from taking, any actions that would reasonably be expected to cause such purchaser to fail to qualify as a purchasing corporation within the meaning of Section 338 of the Code.

ARTICLE 9
EMPLOYEE MATTERS
Section 9.01     Purchased Subsidiary Business Employees and Non-TSA Business Employees. Buyer shall (or shall cause its Subsidiaries or the applicable Third-Party Employer to) (i) continue the employment at and after the Applicable Transfer Time of each Purchased Subsidiary Business Employee and (i) within a reasonable period of time (but not fewer than fifteen (15) Business Days) prior to the Closing Date, make a Qualifying Offer to each Non-TSA Business Employee commencing as of the Applicable Transfer Time. In addition, with respect to any Non-TSA Business Employee who is based in China, at the request of Seller, Buyer shall (or shall cause its applicable Subsidiary or the applicable Third-Party Employer to) use commercially reasonable efforts to enter into a Tri-Partite Agreement with Seller (or its applicable Affiliate), Buyer (or its applicable Subsidiary or the applicable Third-Party Employer), and such Business Employee effective as of the Applicable Transfer Time. Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee who continues employment or who has received and accepts an offer of employment pursuant to this Section 9.01 or Section 9.02 shall be deemed to have accepted such continuance or offer, unless such Business Employee specifically declines such continuance or offer. Each Business Employee who accepts, or is deemed to accept, such continuance or offer pursuant to this Section 9.01 or Section 9.02 is referred to herein as a “Transferred Employee”.
Section 9.02     TSA Employees. Buyer shall (or shall cause its relevant Subsidiary or the applicable Third-Party Employer) to make a Qualifying Offer to each TSA Employee and Philippines Employee, such offer to be made not later than 30 days prior to the relevant TSA Termination Date and offering that such employment will commence as of the Applicable Transfer Time. In addition, with respect to any TSA Employee who is based in China, or such other country as Seller may specify, at the request of Seller, Buyer shall (or shall cause its applicable Subsidiary or the applicable Third-Party Employer to) use commercially reasonable efforts to cooperate to enter into a Tri-Partite Agreement with Seller (or its applicable Affiliate), Buyer (or its applicable Subsidiary or the applicable Third-Party Employer), and such TSA Employee effective as of the Applicable Transfer Time. In addition, with respect to any Philippines Employee, at the request of Seller, Buyer shall (or shall cause its applicable Subsidiary to or the applicable Third-Party Employer) use commercially reasonable efforts to ensure that each such employee executes appropriate documents in respect of the transfer of his or her employment from Seller to Buyer (or its applicable Subsidiary or the applicable Third-Party Employer), including documentation that may be required by the relevant local authorities and documentation in favor of Seller (or its applicable Affiliate), in a format approved by Seller (such approval not to be unreasonably withheld, delayed or conditioned by Seller), releasing Seller (or its applicable Affiliate) from, and confirming that such employee does not have, any claims in relation to his or her employment with Seller (or its applicable Affiliate) or the transfer and/or cessation of such employment or otherwise.
Section 9.03     Maintenance of Terms and Conditions. Subject to the other provisions of this Article 9, as applicable, Buyer agrees that it shall provide (or cause its Subsidiaries or the applicable Third-Party Employer to provide) each Transferred

Employee with, for the Relevant Period, terms and conditions that are not less favorable than the terms and conditions provided to such Transferred Employee: (a)(i) an annual base salary and (ii) annual cash bonus opportunity, in each case, as in effect immediately prior to the Applicable Transfer Time; (a) benefits that are not less favorable in the aggregate (for clarity, on an after-tax basis) than the benefits provided to such Transferred Employee immediately prior to the Applicable Transfer Time excluding any benefits pursuant to the Seller DB Plan and (c) in respect of working location as in effect immediately prior to the Applicable Transfer Time. Without limiting the foregoing, Buyer agrees that, during the Relevant Period, each Transferred Employee resident in the United States shall be eligible to participate in Buyer’s Employee Stock Ownership Plan on the same basis as similarly situated employees of Buyer and its Affiliates. Buyer also agrees that, during the Relevant Period, Buyer shall provide equity and/or long-term cash incentive compensation opportunities to the Management Leadership Team (as defined below) with an aggregate annual value of approximately the amount set forth on Section 9.03 of the Disclosure Schedule (the “Compensation Pool”); provided, however, that Buyer shall not be required to provide an award to a Transferred Employee who is determined by Buyer to not be in good standing; and provided further that grants of equity and/or long-term cash incentive compensation opportunities pursuant to such Compensation Pool shall be subject to the approval of Buyer’s compensation committee (and on the same basis as such grants to employees in Buyer’s other businesses are subject to such approval). “Management Leadership Team” shall mean (i) the president of the Business and each of his direct reports, and (ii) an additional group of approximately twenty management and senior level Transferred Employees. Notwithstanding anything in this Article 9 to the contrary, the terms and conditions provided to Transferred Employees following the Applicable Transfer Time shall be subject to the requirements of Applicable Law and all applicable collective bargaining and works council agreements. Without limiting the foregoing, in respect of any International Plan that provides retirement benefits and that is a Purchased Subsidiary Benefit Plan, Buyer shall ensure that such Purchased Subsidiary Benefit Plan shall, for the Relevant Period, continue to provide benefits in respect of participating Transferred Employees that are not less favorable than the benefits provided under such plan as in effect immediately prior to the Applicable Transfer Time.

Section 9.04     US Defined Contribution Plans.
(a)    As of the Applicable Transfer Time, each Transferred Employee who is based primarily in the United States shall be fully vested in his or her account balances under any defined contribution plan and trust intended to qualify under Section 401(a) of the Code that is sponsored by Seller or any of its Affiliates (collectively, the “Seller DC Plan”). Effective as of the Applicable Transfer Time or any subsequent date reasonably requested by Buyer (but not later than the 90th day following the Applicable Transfer Time), each such Transferred Employee shall be eligible to elect a “direct rollover” (as described in Section 401(a)(31) of the Code) of his or her account balances (other than participant loans, which are addressed in the next sentence) under the Seller DC Plan to a defined contribution plan and trust intended to qualify under Section 401(a) of the Code that is sponsored by Buyer or one of its Affiliates, in the form of cash (the “Buyer DC Plan”). Seller and Buyer shall cooperate in good faith and use commercially reasonable efforts to enable each such Transferred Employee to be eligible to elect a direct rollover of any participant loans under the Seller DC Plan, in the form of participant loan notes, to the Buyer DC Plan (provided such loan is current on payments) or to replace such loan under the Buyer DC Plan.
(b)    During the Relevant Period, the Buyer DC Plan shall provide benefits to each such Transferred Employee that are not less favorable than the benefits provided under the Seller DC Plan as in effect immediately prior to the Applicable Transfer Time with respect to the availability and amounts of loans, the employer matching contribution and the vesting schedule (except that Buyer need not utilize the same method of calculating service going forward) for such contribution as reflected in the summary plan descriptions (including the appendices thereto) of the Seller DC Plan that have been provided to Buyer, but not with respect to form of benefits; provided, however, that Buyer shall have no obligation to make any employer matching contribution to the Buyer DC Plan on behalf of any Transferred Employee to the extent that such employer matching contribution would, in the reasonable judgment of Buyer, cause the Buyer DC Plan or Buyer to fail to comply with applicable nondiscrimination requirements under the Code or other Applicable Law.
Section 9.05     US Defined Benefit Plans. With respect to the Emerson Retirement Plan, a defined benefit plan intended to qualify under Section 401(a) of the Code (the “Seller DB Plan”), each Transferred Employee who is a participant in the Seller DB Plan shall be 100% vested in his or her accrued benefit and shall cease to participate in the Seller DB Plan as of the Applicable Transfer Time. Seller shall retain all assets and liabilities thereunder, including responsibility for all benefits accrued to each such Transferred Employee under the terms of the Seller DB Plan.
Section 9.06     International Retirement Plans. With respect to each International Plan (other than any Purchased Subsidiary Benefit Plan) which provides retirement benefits in Canada, China, Mexico and the Philippines (each, a “Seller International Retirement Plan”):
(a)    effective as of the Applicable Transfer Time, each Transferred Employee who is an active participant in a Seller International Retirement Plan immediately prior to the Applicable Transfer Time shall cease to be an active participant under such plan, shall be vested in his or her accrued benefits earned under such plan through the Applicable Transfer Time to the extent required by the relevant plan terms or Applicable Law, and shall become a participant in one or more retirement plans established or designated by Buyer (collectively, the “Buyer International Retirement Plan”). Notwithstanding the foregoing, given the small size and nature of the workforce in Canada, Buyer may elect not to establish a Buyer International Retirement Plan in Canada and instead to provide alternative compensation on terms that comply with Section 9.03(b) to the Transferred Employees in Canada. Seller shall have no obligation or Liability for benefits under the Buyer International Retirement Plan, and Buyer shall defend, indemnify and hold harmless Seller and its Affiliates against any and all claims or Damages arising out of any Transferred Employee’s participation in the Buyer International Retirement Plan, including claims for benefits under such plan;
(b)    In the event that Buyer elects to establish a Buyer International Retirement Plan in Canada: (i) Buyer agrees to enroll the Transferred Employees who are participants as of immediately prior to the Applicable Transfer Time in the applicable retirement plan for employees of Emerson Electric Canada Limited (the “Canada DC Plan”) in the applicable Buyer International Retirement Plan as of the Applicable Transfer Time (the “Buyer Canada DC Plan”) and (ii) the Buyer Canada DC Plan shall provide that the service credit of each Transferred Employee under the Canada DC Plan as of the Applicable Transfer Time will be considered service credit under such Buyer Canada DC Plan and will be taken into account under such Buyer Canada DC Plan for purposes of determining eligibility and vesting and otherwise on terms that reflect the service credit provisions of Section 9.07. Buyer shall ensure that the Buyer Canada DC Plan shall, for the Relevant Period, provide benefits that are not less favorable than the benefits provided under the Canada DC Plan as in effect immediately prior to the Applicable Transfer Time;
(c)    Buyer agrees to enroll the Transferred Employees who are participants as of immediately prior to the Applicable Transfer Time in the applicable retirement plan for employees of Emerson Trading (Shanghai) Co. Ltd (Shenzhen Branch) (the “China Deferred Savings Plan”) in the applicable Buyer International Retirement Plan as of the Applicable Transfer Time (the “Buyer Deferred Savings Plan”). The Buyer Deferred Savings Plan shall provide that the service credit of each Transferred Employee under the China Deferred Savings Plan as of the Applicable Transfer Time will be considered service credit under such Buyer Deferred Savings Plan and will be taken into account under such Buyer Deferred Savings Plan for purposes of determining eligibility and vesting and otherwise on terms that reflect the service credit provisions of Section 9.07. Buyer shall ensure that the Buyer Deferred Savings Plan shall, for the Relevant Period, provide benefits that are not less favorable than the benefits provided under the China Deferred Savings Plan as in effect immediately prior to the Applicable Transfer Time; and
(d)    Buyer agrees to enroll the Transferred Employees who are participants as of immediately prior to the Applicable Transfer Time in the applicable retirement plan for employees of Emerson Electric de Mexico S.A. de C.V. (the “Mexico DC

Plan”) in the applicable Buyer International Retirement Plan as of the Applicable Transfer Time (the “Buyer Mexico DC Plan”). The Buyer Mexico DC Plan shall provide that the service credit of each Transferred Employee under the Mexico DC Plan as of the Applicable Transfer Time will be considered service credit under such Buyer Mexico DC Plan and will be taken into account under such Buyer Mexico DC Plan for purposes of determining eligibility and vesting and otherwise on terms that reflect the service credit provisions of Section 9.07. Buyer shall ensure that the Buyer Mexico DC Plan shall, for the Relevant Period, provide benefits that are not less favorable than the benefits provided under the Mexico DC Plan as in effect immediately prior to the Applicable Transfer Time;
(e)    Buyer agrees to enroll the Transferred Employees who are participants as of immediately prior to the Applicable Transfer Time in the applicable retirement plan for employees of Emerson Philippines (the “Philippines DB Plan”) in the applicable Buyer International Retirement Plan (the “Buyer Philippines DB Plan”) as of the Applicable Transfer Time, and such Buyer Philippines DB Plan shall be liable for purposes of determining eligibility, vesting and benefits to the same extent as such service was recognized with respect to such Transferred Employees accrued under the Philippines DB Plan prior to the Applicable Transfer Time. Buyer shall ensure that the Buyer Philippines DB Plan shall, for the Relevant Period, provide benefits that are not less favorable than the benefits provided under the Philippines DB Plan as in effect immediately prior to the Applicable Transfer Time.
Section 9.07     Service Credit.

(a)    Buyer shall grant (or cause its Subsidiaries or the applicable Third-Party Employer to grant) each Transferred Employee credit for years of prior service, and recognize such employee’s continuity of service, with Seller or any of its Affiliates or their respective predecessors for all purposes under each employee benefit plan sponsored or maintained by Buyer or any of its Affiliates (or the applicable Third-Party Employer) in which such Transferred Employee is eligible to participate, including for purposes of vesting, eligibility to participate, level of benefits and benefit accruals (but not for purposes of any equity compensation or for benefit accruals under defined benefit or other pension plans (other than benefit accruals under the Philippines DB Plan, the Emerson Electric de Mexico S. de R.L. de C.V. Termination Indemnity and Seniority Premium Plan, the ClosetMaid Reynosa, S. de R.L. de C.V. Termination Indemnity and Seniority Premium Plan and any 401(k) plan maintained by Buyer or its Affiliates)); provided, however, that such credit shall not result in a duplication of benefits. Buyer and Seller agree to cooperate and exchange such information as is necessary to determine prior service and avoid any such duplication of benefits. For the avoidance of doubt, Buyer shall (or shall cause its Subsidiaries or the applicable Third-Party Employer to) credit each Transferred Employee with all paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time; provided that, to the extent required by Applicable Law, all paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time, solely to the extent included in Closing Working Capital, shall be paid by Buyer (or its Subsidiaries or the applicable Third-Party Employer) to the Transferred Employee (or reimbursed by Buyer to Seller (or its relevant Affiliate) if Applicable Law requires Seller (or its relevant Affiliate) to pay such paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time. Notwithstanding anything in this Section 9.07 to the contrary, no service credit shall be provided under the ClosetMaid Reynosa, S. de R.L. de C.V. Termination Indemnity and Seniority Premium Plan and/or any other benefit of ClosetMaid Reynosa, S. de R.L. de C.V. whatsoever (i) to any Transferred Employee who, as of the date hereof, is directly employed by or primarily provides services to Emerson Electric de Mexico S.A. de C.V. or (ii) to the extent that the provision of such service credit would bind or create a labor relationship of such Transferred Employee with ClosetMaid Reynosa, S. de R.L. de C.V. and/or by any means would reasonably be expected to cause ClosetMaid Reynosa to fail to qualify as a maquiladora under Applicable Law.
(b)    Seller agrees to provide Buyer, as promptly as practicable following Buyer’s request, (i) compensation information for each Transferred Employee for calendar year 2016 and for calendar year 2017 through September 30, 2017 to assist Buyer in its qualified plan discrimination testing under the Buyer DC Plan and (ii) any reasonably necessary information under, or in connection with, the Seller DC Plan and other Business Benefit Plans (including applicable definitions and plan provisions) or otherwise necessary for Buyer to comply with its obligations under this Article 9.
Section 9.08    Welfare Plans. As of the Applicable Transfer Time, each Transferred Employee shall cease participation in the health and welfare benefit plans (other than, for the avoidance of doubt, the Purchased Subsidiary Benefit Plans) of Seller and its Affiliates (each, a “Seller Welfare Plan”) and commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer and its Subsidiaries. Seller and its Affiliates shall be responsible for providing benefits in respect of claims incurred under a Seller Welfare Plan for Transferred Employees and their eligible beneficiaries and dependents prior to the Applicable Transfer Time. Benefits in respect of all welfare plan claims incurred by Transferred Employees at or after the Applicable Transfer Time shall be provided by Buyer and its Affiliates. For purposes of this Section 9.08, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits, (i) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies and (i) with respect to short- and long-term disability benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or expense. For the avoidance of doubt, Seller’s and Buyer’s respective obligations under this Section 9.08 shall be subject to the Transition Services Agreement, where applicable.
Section 9.09     Pre-Existing Conditions and Co-Payments. Buyer shall (or shall cause its Subsidiaries or the applicable Third-Party Employer to) use commercially reasonable efforts to:
(a)    waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their eligible dependents under any health and welfare plans in which such Transferred Employees and their eligible dependents are eligible to participate after the Applicable Transfer Time to the extent that such limitations were waived or satisfied under the applicable health and welfare plan sponsored by Seller or one of its Affiliates in which such Transferred Employees and/or eligible dependents participated immediately before the Applicable Transfer Time; and
(b)    provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Applicable Transfer Time in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Transferred Employee and such Transferred Employee’s eligible dependents are eligible to participate after the Applicable Transfer Time.
Section 9.10     Flexible Spending Accounts. As of the Applicable Transfer Time and subject to Applicable Law, Seller shall transfer from medical and dependent care account plans of Seller and its Affiliates (each, a “Seller FSA Plan”) to one or more medical and dependent care account plans established or designated by Buyer (collectively, the “Buyer FSA Plan”) the account balances of Transferred Employees, and Buyer shall be responsible for the obligations of the Seller FSA Plans to provide benefits to Transferred Employees with respect to such transferred account balances at or after the Applicable Transfer Time. Each Transferred Employee shall be permitted to continue to have payroll deductions made as most recently elected by him or her under the applicable Seller FSA Plan. Promptly following the Applicable Transfer Time, (a) if the aggregate amount of reimbursements paid to Transferred Employees under the Seller FSA Plan for the plan year in which the Applicable Transfer Time occurs exceeds the aggregate amount withheld from Transferred Employees’ compensation under the Seller FSA Plan for such plan year, Buyer shall pay to Seller an amount equal to such excess, or (b) if such aggregate amount withheld exceeds such aggregate amount of reimbursements, Seller shall pay to Buyer an amount equal to such excess.
Section 9.11     Severance. (a) Buyer shall reimburse Seller or its relevant Affiliate in respect of any severance or other termination-related payments or benefits paid or provided by Seller or its Affiliates to any Business Employee who does not receive, or who rejects, an offer of employment from Buyer or one of its Subsidiaries (or a Third-Party Employer) that is not a Qualifying Offer or, solely with respect to

Business Employees who are not Philippines Employees, to the extent that an offer from a Third-Party Employer would give such Business Employee an entitlement to any severance or other termination-related payments or benefits, because such offer is from a Third-Party Employer.
(b)    Seller and Buyer shall each be responsible for 50% of any severance or other termination-related payments or benefits required to be paid or provided to (i) any Business Employee who rejects an offer of employment from Buyer or one of its Subsidiaries that is a Qualifying Offer or (ii) any Transferred Employee that are triggered by the transfer of such Transferred Employee from Seller or its relevant Affiliate to Buyer or its relevant Affiliate (or the applicable Third-Party Employer) in connection with the transactions contemplated by the Transaction Documents; provided that with respect to any such payment to the Philippines Employees, the allocation of liabilities with respect to severance or other termination-related payments or benefits shall be as follows: (i) for such liability that is accrued through the Effective Time, Buyer’s responsibility for such 50%, in the aggregate, shall be capped at $125,000 and (ii) for such liability that accrues thereafter through the Applicable Transfer Time, Buyer’s responsibility for such 50%, in the aggregate, shall not be capped.
(c)    Any Transferred Employee whose employment is terminated other than for cause during the Relevant Period shall be entitled to severance or other termination-related payments or benefits from Buyer in an amount substantially equal in the aggregate to the aggregate amount of the severance or other termination-related payments or benefits that he or she would have received under (i) the severance plan or other similar contractual or discretionary practice or policy of Seller or its Affiliates (as in effect immediately prior to the date hereof), as set forth on Section 9.11 of the Disclosure Schedule, and/or (ii) statutory or regulatory scheme, in either case applicable to such Transferred Employee (taking into account any post-Applicable Transfer Time service with Buyer or any of its Subsidiaries), assuming for purposes of this Section 9.11(c) that such Transferred Employee had satisfied any requirements for the receipt of severance under such plan, practice or policy or statutory or regulatory scheme, as applicable; provided that, to the extent permitted by Applicable Law, Buyer’s obligation to provide such Transferred Employee with such severance or other termination-related payments or benefits shall be subject to such Transferred Employee’s execution, delivery and non-revocation of a general release in customary form in favor of Seller, Buyer and their respective Affiliates.
Section 9.12     Workers Compensation. Buyer shall be responsible for providing benefits in respect of all claims for benefits in respect of workers compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise at or after the Applicable Transfer Time. Seller shall be responsible for providing benefits in respect of all claims for benefits (other than claims under Purchased Subsidiary Benefit Plans) in respect of workers compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise prior to the Applicable Transfer Time. For the avoidance of doubt, Seller’s and Buyer’s respective obligations under this Section 9.12 shall be subject to the Transition Services Agreement, where applicable.
Section 9.13     Labor Agreements. (a) With respect to each collective bargaining or other similar labor agreement to which a Purchased Subsidiary is a party as of immediately prior to the Effective Time, Buyer shall, and shall cause such Purchased Subsidiary or the applicable Third-Party Employer to, comply with the terms of such agreement at all times following the Effective Time, subject to any changes to such agreement as may be agreed upon between Buyer or such Purchased Subsidiary or the applicable Third-Party Employer and the union or other labor organization that is party thereto, to the extent required by Applicable Law.
(b)    Prior to the Closing Date, Seller shall, and shall cause its Subsidiaries to, satisfy any notice, consent, bargaining, or similar obligations that may be required, with respect to or relating to the Business Employees, by Contract (including any collective bargaining agreement) or Applicable Law; provided that Buyer shall, and shall cause its Subsidiaries or the applicable Third-Party Employer to, reasonably cooperate with Seller and its Subsidiaries where necessary to enable Seller and its Subsidiaries to satisfy such obligations.
Section 9.14     Employee Communications. Seller and Buyer shall cooperate in communications with Business Employees with respect to employee benefit plans maintained by Seller or Buyer or their respective Affiliates and with respect to other matters arising in connection with the transactions contemplated by the Transaction Documents (including the termination of the Transition Services Agreement).
Section 9.15     No Third Party Beneficiaries. Without limiting the generality of the last sentence of Section 13.07, nothing in this Article 9, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Business Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (a) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (b) shall create any obligation on the part of Seller, Buyer or any of their respective Affiliates to employ any Business Employee for any period following the Effective Time.
Section 9.16     Cooperation. Each of Buyer and Seller recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article 9 be effected in an orderly manner and agree to use commercially reasonable efforts and to cooperate fully in complying with the provisions of this Article 9. Without limiting the generality of the foregoing, each party agrees to use commercially reasonable efforts to execute, deliver and file all documents and to use commercially reasonable efforts to take all such actions as are deemed by Buyer and Seller as being necessary or desirable in order to carry out and perform the purpose of this Article 9 and to facilitate the transactions referred to in this Article 9.
ARTICLE 10
CONDITIONS TO CLOSING
Section 10.01     Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or, where legally permitted, written waiver by each party, of each of the following conditions:
(a)    any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated; and
(b)    no Order shall have been issued and be in effect which would restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement, and no Applicable Law shall have been promulgated, enacted, issued or entered by any Governmental Authority making the consummation of the transactions contemplated by this Agreement unlawful.
Section 10.02     Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Buyer, written waiver of, each of the following further conditions:
(a)    Seller shall have performed or caused to be performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing; provided, that with respect to covenants that are qualified by materiality, Seller shall have performed or complied with such covenants as so qualified in all respects;
(b)    (i) the Fundamental Representations made by Seller shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of such time, except that those Fundamental Representations that address matters only as of a particular date shall be true and correct as of such particular date, provided that the representations and warranties of Seller in Section 3.05 (other than Section 3.05(e)) shall be true and correct other than in de minimis respects as of the date hereof and as of the Closing as though made on and as of such time, (i) the representations and warranties of Seller in Section 3.04(i), Section 3.05(e) and Section 3.24 (the “Special Representations”) shall be true and correct in all material respects (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date hereof and as of the Closing as though made on and as of such time, except that these Special Representations that address matters only as of a particular date shall be true and complete as of such date and (iii) all other representations and warranties of Seller contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as though made on and as of such time, except (A) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (B) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not result in a Material Adverse Effect (disregarding for purposes of this clause (iii) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect);
(c)    since the date of this Agreement, there shall not have occurred a Material Adverse Effect;
(d)    Buyer shall have received a certificate signed by an executive officer of Seller to the foregoing effect;
(e)    Seller shall have delivered to Buyer the documents required in accordance with Section 2.08(b)(i), Section 2.08(b)(ii) and Section 2.08(b)(v); and
(f)    Seller shall have delivered to Buyer a certificate, dated as of the Closing Date and in form reasonably acceptable to Buyer, certifying that Seller shall have delivered to the Buyer a certificate certifying in accordance with Section 1445 of the Code that Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code.
Section 10.03     Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Seller, written waiver of each of the following conditions:
(a)    Buyer shall have performed or caused to be performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing; provided, that with respect to covenants that are qualified by materiality, Buyer shall have performed or complied with such covenants as so qualified in all respects;
(b)    (i) the Fundamental Representations made by Buyer shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of such time, except that those Fundamental Representations that address matters only as of a particular date shall be true and correct as of such particular date and (ii) all other representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as though made on and as of such time, except (A) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (B) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement (disregarding for purposes of this clause (B) any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect);
(c)    Seller shall have received a certificate signed by an executive officer of Buyer to the foregoing effect; and
(d)    Buyer shall have delivered to Seller the documents required in accordance with Section 2.08(a).
Section 10.04     Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 10 to be satisfied if such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.
ARTICLE 11
SURVIVAL; INDEMNIFICATION
Section 11.01     Survival of Representations, Warranties and Agreements. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until the fifteen (15) month anniversary of the Closing Date; provided that the representations and warranties contained in Sections 3.01, 3.02, 3.05 (other than Section 3.05(e)), 3.16, 4.01, 4.02 and 4.08 (the “Fundamental Representations”) the Special Representations and the other representations and warranties contained in Section 3.04 shall survive until the date that is five (5) years after the Closing Date; provided, further that the representations set forth in (x) Section 3.17 shall survive until the date that is three (3) years after the Closing Date, (y) Section 3.18 shall survive until sixty (60) days after the expiration of the statute of limitations and (z) the representations and warranties set forth in Sections 8.01 and 8.02 shall survive as provided in Section 8.08. The covenants contained in this Agreement shall survive in accordance with their respective terms (or, if no term is specified, until sixty (60) days after the expiration of the relevant statute of limitations). Notwithstanding the preceding sentence, any breach or inaccuracy of any representation or warranty, or breach or failure to perform any covenant, in each case, in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the breach or inaccuracy thereof giving rise to such right of indemnity shall have been given pursuant to Section 11.03 or 11.04, as applicable, to the party against whom such indemnity may be sought prior to such time.
Section 11.02     Indemnification. (a) Effective at and after the Closing, Seller indemnifies Buyer, its Affiliates (including the Purchased Subsidiaries) and its and their respective members, managers, directors, officers, employees, agents, representatives, successors and assigns of each of the foregoing (the “Buyer

Indemnified Parties”) against and agrees to hold each of them harmless from, and pay as incurred on behalf of (or reimburse), any and all Damages directly or indirectly arising out of or relating to, without duplication:
(i)    any breach or inaccuracy of any representation or warranty made in this Agreement or any Foreign Transfer Agreement (each such breach, a “Warranty Breach”) by Seller or the Retained Subsidiaries (except any Warranty Breach relating to Tax Representations which shall be governed solely by Article 8); provided that any such breach or inaccuracy, and the calculation of Damages related thereto, shall be determined (except with respect to the determination of any such breach or inaccuracy of the representations and warranties set forth in Section 3.07 and Section 3.09(a) and the use of the term “Material Contract” or “Material Contracts”) without regard to any qualification contained therein relating to “Material Adverse Effect” or materiality;
(ii)    any breach of or failure to perform any covenant or agreement made or to be performed by Seller pursuant to this Agreement; and
(iii)    the Retained Environmental Liabilities;
(iv)    any Excluded Liability;
(v)    any obligation to repay all or any portion of the Grantsville, Maryland land grant pursuant to (i) that certain Grant Agreement dated November 12, 2002 between the Maryland Department of Business and Economic Development and ClosetMaid, as amended, (ii) that certain Amended and Restated Maryland Industrial Training Program Grant Agreement dated August 17, 2011, between the Maryland Department of Business and Economic Development and ClosetMaid, and (iii) that certain Jobs Agreement dated October 12, 2002, between ClosetMaid and the County Commissioners of Garrett County, Maryland, as amended; and
(vi)    any Title IV Plan;
provided that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 11.02(a)(i) (other than with respect to Fundamental Representations, the Special Representations, the other representations and warranties contained in Section 3.04 and the representations set forth in Section 3.22) or in the case of Fraud, (A) Seller shall not be liable in respect of any individual Warranty Breach unless the Damages with respect thereto exceed $100,000 (the “De Minimis Amount”), at which point the full amount of the Damage shall be taken into account, (B) Seller shall not be liable in respect of any such Warranty Breach until the aggregate amount of all Damages (taking into account only those claims that exceed the De Minimis Amount, and, in such case, the full amount of the claim shall be taken into account) exceed $1,950,000 (the “Deductible”), and then all

Damages from a dollar-one basis shall be taken into account and (C) Seller’s maximum Liability for all such Warranty Breaches shall not exceed $26,000,000; provided, further, Seller’s maximum aggregate Liability pursuant to Section 11.02(a)(i), including with respect to the Fundamental Representations, the Special Representations, the other representations and warranties contained in Section 3.04 and Section 3.22, shall not exceed the Purchase Price.
(b)    Effective at and after the Closing, Buyer indemnifies Seller, its Affiliates and its and their respective members, managers, directors, officers, employees, agents, representatives, successors and assigns of each of the foregoing against and agrees to hold each of them harmless from, and pay as incurred on behalf of (or reimburse), any and all Damages, directly or indirectly, arising out of or relating to, without duplication:
(i)    any Warranty Breach by Buyer, provided that any such breach or inaccuracy, and the calculation of Damages related thereto, shall be determined without regard to any qualification contained therein relating to material adverse effect or materiality;
(ii)    any breach of or failure to perform any covenant or agreement made or to be performed by Buyer or its Affiliates pursuant to this Agreement or the Foreign Transfer Agreements;
(iii)    any Assumed Liability; and
(iv)    the ownership or operation of the Business or any Purchased Subsidiary after the Effective Time (or, in the case of the Deferred Business, after the Deferred Closing), subject to the terms and conditions of this Agreement;
provided that with respect to indemnification by Buyer for Warranty Breaches pursuant to Section 11.02(b) (other than with respect to Fundamental Representations) or in the case of Fraud, (A) Buyer shall not be liable in respect of any individual Warranty Breach unless the Damages with respect thereto exceed the De Minimis Amount, at which point the full amount of the Damage shall be taken into account, (B) Buyer shall not be liable in respect of any such Warranty Breach until the aggregate amount of all Damages (taking into account only those claims that exceed the De Minimis Amount, and, in such case, the full amount of the claim shall be taken into account) exceed the Deductible, and then all Damages from a dollar-one basis shall be taken into account and (C) Buyer’s maximum Liability for all such Warranty Breaches shall not exceed $26,000,000; provided, further, Buyer’s maximum aggregate Liability pursuant to Section 11.02(b), including with respect to the Fundamental Representations, shall not exceed the Purchase Price.
Section 11.03     Procedures. (a) Each Person seeking indemnification under this Article 11 (the “Indemnified Party”) shall give prompt written notice to the

Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”); provided, that the failure of the Indemnified Party to give notice as provided in this Section 11.03(a) shall not relieve any Indemnifying Party of its obligations under Section 11.02, except to the extent that such failure actually and materially adversely prejudices the rights of any such Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party. The Indemnifying Party shall have the right, at its sole option and expense, upon delivery of written notice to the Indemnified Party within twenty (20) Business Days after receipt of notice of such Third Party Claim from the Indemnified Party, to be represented by counsel of its choice and, subject to the limitations set forth in this Section 11.03 and Section 11.06 with respect to Environmental Indemnity Matters, to assume control of, and defend against, negotiate, settle (subject to clause (b)) or otherwise deal with such Third Party Claim, but the Indemnified Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party elects not to assume, defend against, negotiate, settle or otherwise deal with any Third Party Claim or any Environmental Indemnity Matter pursuant to this Article 11, then the Indemnified Party may assume, defend against, negotiate, settle (subject to clause (b)) or otherwise deal with such Third Party Claim or Environmental Indemnity Matter, at the Indemnifying Party’s sole cost and expense to the extent such costs and expenses constitute indemnifiable Damages hereunder. If the Indemnifying Party shall assume the defense of any Third Party Claim or the resolution of any Environmental Indemnity Matter pursuant to this Article 11, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim or Environmental Indemnity Matter, as applicable; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate, (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that the Indemnified Party shall be entitled to indemnification for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Third Party Claim or Environmental Indemnity Matter. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third

Party Claim or any Environmental Indemnity Matter pursuant to this Article 11 unless (i) prior to doing so, the Indemnifying Party provides a written undertaking to the Indemnified Party whereby the Indemnifying Party acknowledges that, assuming as true the allegations of the Indemnified Party, it is required to indemnify the Indemnified Party with respect to such Third Party Claim, (ii) the Indemnifying Party conducts the defense of the Third Party Claim in a commercially reasonable and diligent manner and (iii) the Third Party Claim does not relate to Taxes, is not brought by a Governmental Body, does not relate to criminal charges, and the relief sought is not primarily limited to monetary damages or if not so limited, the applicable non-monetary remedy would reasonably be expected to be material to the Indemnified Party and its Affiliates.
(b)    Notwithstanding anything in this Section 11.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment (in each case, such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (other than, for the avoidance of doubt, the payment of the Deductible to the extent applicable), (ii) such settlement does not permit any Order or other equitable relief to be entered, directly or indirectly, against the Indemnified Party or otherwise impose any sanctions, restrictions or obligations on the Indemnified Party and (iii) such settlement includes an unconditional release of such Indemnified Party from all Liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, violation of Applicable Law culpability or failure to act by or on behalf of any Indemnified Party. If the Indemnifying Party makes any payment on any Third Party Claim or in respect of any Environmental Indemnity Matter, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits (other than with respect to the PLL policy unless such subrogation is expressly permitted) or other claims of the Indemnified Party with respect to such Third Party Claim or Environmental Indemnity Matter, as applicable.
(c)    After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 11), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.
(d)    Each party shall cooperate, and cause their respective Affiliates to cooperate, at the sole cost and expense of the Indemnifying Party to the extent such costs and expenses are indemnifiable Damages hereunder, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(e)    Notwithstanding anything to the contrary in this Section 11.03 or Section 11.04, neither this Section 11.03 nor Section 11.04 shall apply to indemnification for a Tax Claim or otherwise with respect to the Tax Representations. The procedures for such indemnification shall be governed solely by Section 8.07(d) and (e).
Section 11.04     Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first learns of the facts on which such claim is based (such 60-day period, the “Notice Period”). Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually materially and adversely prejudiced the Indemnifying Party, and in any event, the Indemnifying Party shall have no indemnification obligation in respect of any claim for which notice is delivered following expiration of the applicable Notice Period for such claim.
Section 11.05     Environmental Insurance Matters. (a) The parties agree that before Buyer is entitled to indemnity from Seller pursuant to Section 11.02(a) for any Environmental Indemnity Matters that are within the scope and limits of coverage under the PLL Policy (other than any applicable deductible or self-insured retention which shall be Seller’s obligation), Buyer will use reasonable best efforts to obtain coverage under the PLL Policy (or any renewal, replacement or extension thereof); provided, however, that (i) Buyer shall be deemed to satisfy its obligation to use reasonable best efforts to obtain coverage if Buyer reasonably concludes that further efforts would be futile and (ii) in no event shall Buyer be obligated to incur fifty thousand ($50,000) dollars or more in undertaking its reasonable best efforts to obtain coverage for any single Environmental Indemnity Matter. Where after reasonable best efforts by Buyer and its Affiliates the PLL Policy (or any renewal, replacement or extension thereof) fails to provide coverage of any such Environmental Liability that would have qualified as a Retained Environmental Liability but for clause (b) of the definition of Assumed

Environmental Liabilities or other Environmental Indemnity Matter for which Seller would have liability under Section 11.02(a), such Environmental Liability shall be deemed a Retained Environmental Liability and, subject to the terms hereof, Seller’s indemnity pursuant to Section 11.02(a)(iii) for such Environmental Indemnity Matter shall then apply solely to the extent of such failure of coverage and, at such time, the Seller or its designated Affiliate, shall, to the extent expressly provided by the PLL Policy, be subrogated to the rights of the first named insured under, or Buyer shall cooperate in Seller’s or its designated Affiliate’s efforts to seek access to, the PLL Policy (or any renewal, replacement or extension thereof) with respect to such Environmental Indemnity Matter.
(b)    Buyer’s reasonable best efforts to obtain coverage available under the PLL Policy as set forth in Section 11.05(a) shall include using such reasonable best efforts to avoid invalidation of, maximize and collect any amounts available under the PLL Policy (or any renewal, replacement or extension thereof).
(c)    For all claims submitted by Buyer or its Affiliates under the PLL Policy (or any renewal, replacement or extension thereof) with respect to Environmental Indemnity Matters that would qualify as a Retained Environmental Liability but for clause (b) of the definition of Assumed Environmental Liabilities or for which Seller would otherwise have liability under Section 11.02(a), (i) Buyer shall provide Seller with prior notice of the submittal; (ii) Seller shall have the right to review and submit comments on the claim submittal and all other correspondence and submittals to the insurer regarding the claims, which reasonable comments Buyer shall review and use good faith efforts to incorporate; (iii) unless the insurer objects, Buyer shall provide Seller with the reasonable opportunity to be present during all meetings and telephone calls with the insurer regarding the claim; (iv) Buyer shall not settle or compromise a claim actually or potentially covered by the PLL Policy without the written consent of Seller, which written consent shall not be unreasonably conditioned, withheld or delayed. The parties agree to reasonably cooperate with each other with respect to any claim made under the PLL Policy (or any renewal, replacement or extension thereof), including, in the event such a claim relates to a divested or former location and the insurer of the PLL Policy disputes whether the Environmental Liability giving rise to the claim relates to a condition, matter, event or activity that occurred during the period in which such location was owned, leased or operated by the Business, the Seller or the Purchased Subsidiaries (or any of their respective predecessors), at Seller’s sole cost and expense, Seller shall control or, Buyer, at Seller’s option, shall control the response to and resolution of such dispute with the PLL Policy insurer.
Section 11.06     Environmental Indemnity Matters. Notwithstanding anything to the contrary in this Article 11 and without limiting the proviso in Section 11.02(a), with respect to any claim for indemnification hereunder for any Retained Environmental Liability or Warranty Breach of Section 3.18 (collectively, “Environmental Indemnity Matters”), the parties agree on behalf of themselves and their respective Affiliates that, in addition to the provisions set forth in Article 11 (and in the case of any conflict between the provisions of this Section 11.06 and any other provision in Article 11, the provisions of this Section 11.06 shall prevail and apply):
(a)    Seller shall have no Liability under this Agreement for any Damages (x) to the extent arising out of or resulting from any testing, sampling, or other invasive investigation of, or Remedial Action relating to, the air, soil, soil gas, surface water, groundwater, sediment, building materials or other environmental media or any disclosure, report or communication by or on behalf of any Buyer Indemnified Party to, or the initiation or encouragement by or on behalf of any Buyer Indemnified Party of any action by, any Governmental Authority or other third party relating to any Environmental Indemnity Matter unless such action (i) is required by an Environmental Law, (ii) is required by a Governmental Authority (or its designee) with jurisdiction over such Environmental Indemnity Matter, (iii) is reasonably necessary pursuant to a binding contractual obligation imposed by a lease or financing agreement in effect as of the Closing or Deferred Closing Date, as applicable, (iv) is reasonably necessary or reasonably prudent to respond to a Third Party Claim received in writing by a Buyer Indemnified Party and for which written notice is provided to Seller, (v) is commercially reasonably for any closure of the facilities identified on items 5 and 6 of Section 3.12(c) of the Disclosure Schedule that is conducted for a bona fide business purpose, or (vi) is reasonably necessary in response to an imminent risk of material harm to human health or safety or the environment, or (y) to the extent arising in connection with any change in use from industrial to non-industrial use, or commercial to non-commercial use, as the case may be, of any facility or real property on or after the Closing.
(b)    Any obligation of Seller to indemnify a Buyer Indemnified Party (including as of the Closing, the Purchased Subsidiaries) for Remedial Action of any Environmental Indemnity Matter relating to Hazardous Substances releases or contamination shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of, the minimum Remedial Action standards required to be met, based on the industrial or commercial use, as the case may be, of the relevant property as of the Closing Date, by applicable Environmental Laws as in effect at the time such Environmental Indemnity Matter is addressed or by any Order or requirement of a Governmental Authority. Both parties expressly agree that such minimum standards may include risk-based clean-up remedies and standards and/or the imposition of engineering or institutional controls such as deed or other use restrictions permitted by Environmental Laws and, as applicable, a Governmental Authority with jurisdiction, provided with respect to any property not owned by Buyer, the Buyer Indemnified Party has legal capacity to agree to such standards or consent is given by the party with legal capacity to agree to such standards, and the use of such standards would not unreasonably interfere with or disrupt the industrial or commercial use or operation, as the case may be, of the affected Real Property. In the event of an Environmental Indemnity Matter relating to non-compliance with, or violation of, Environmental Law, any obligation of Seller to indemnify a Buyer Indemnified Party (including as of the Closing, the Purchased Subsidiaries) for such Environmental Indemnity Matter shall be satisfied upon achievement of the minimum actions necessary to be taken to resolve such Environmental Indemnity Matter by the applicable Governmental Authorities or Environmental Law.
(c)    Subject to the terms and conditions of the PLL Policy to the extent any Environmental Indemnity Matter is within the scope and limits of coverage under the PLL Policy, Seller has the right (but not the obligation) to retain the defense and control of any Environmental Indemnity Matter, at its sole cost and expense to the extent such costs and expenses constitute indemnifiable Damages hereunder, including the disclosure, investigation, negotiation, performance and settlement (subject to Section 11.03(b)) thereof and Remedial Action relating thereto, subject to Buyer’s participation in such defense and control as provided below. In connection with such, Buyer shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate regarding the resolution of any such Environmental Indemnity Matter, including providing Seller and its Representatives with all necessary accommodations, including, upon reasonable prior notice (except in the case of an emergency, in which such prior notice will not be required), access to relevant properties and site utilities, in order to allow Seller and its Representatives to respond to, defend, and conduct Remedial Action relating to such Environmental Indemnity Matter; in connection with such access for the purposes of performing any Remedial Action hereunder, Seller and its Representatives shall not engage in any negligent act or negligent omission. Buyer and its Affiliates shall not unreasonably interfere with or disturb the performance by Seller and its Representatives of any such Remedial Action. In connection with any such Environmental Indemnity Matter which Seller is defending or controlling, Seller shall (i) keep Buyer reasonably informed relating to the progress of such Environmental Indemnity Matter (including providing Buyer with copies of all material plans and reports prior to submission to Governmental Authorities, providing Buyer with a reasonable opportunity to review and comment on such plans and reports and incorporating Buyer’s reasonable comments); (i) provide Buyer with reasonable advance notice of any meetings with any Governmental Authorities and unless the Governmental Authority objects, provide Buyer with a reasonable opportunity to attend such meetings; (iii) comply in all material respects with all applicable Environmental Laws; (iv) conduct the defense or control of such Environmental Indemnity Matter in a diligent commercially reasonable manner; (v) upon completion of any Remedial Action use commercially reasonable efforts to restore adversely affected portions, if any, of the Real Property; and (vi) not unreasonably interfere with or disrupt the use or operations of the property undergoing Remedial Action.
(d)    Seller shall have no liability under this Agreement for any Damages for Environmental Indemnity Matters to the extent such Damages have been caused, exacerbated, compounded or aggravated by the negligent acts or negligent omissions of or on behalf of Buyer or its Affiliates (including, as of the Closing, the Purchased

Subsidiaries), or any employee, agent, contractor, consultant, attorney, tenant, lessee, sublessee, licensee, permittee or invitee of any of the foregoing.
(e)    Except as provided in Section 11.06(b) with respect to applicable Remedial Action standards, Seller shall have no Liability under this Agreement for any Damages relating to any Environmental Indemnity Matters to the extent arising from or relating to the coming into force of, or the change in, any requirement or obligation set forth in any Environmental Law or Environmental Permit, including any new or modified standard or requirement for Remedial Action, first arising on or after Closing.
Section 11.07     Calculation of Damages. (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party or its Affiliates (on behalf of such Indemnified Party) under applicable insurance policies, indemnities or other reimbursement arrangements (net of any deductible or co-pay amounts and any other costs or expenses reasonably incurred in connection therewith, including all premiums and other costs of such insurance policies, or any increase in premium payable by such Indemnified Party, or any retroactive adjustment under any such policy, or costs or expenses incurred in connection with pursuing a claim thereunder), and (ii) Tax benefit actually realized by the Indemnified Party or its Affiliates arising from the payment of any such Damages in or prior to the Tax year in which the Damages were incurred or the three (3) taxable years immediately following such Tax year (net of all out-of-pocket costs, fees and expenses, including reasonable documented and out-of-pocket advisors and attorneys’ fees and expenses, incurred in connection with procuring such Tax benefit). If the Indemnified Party, in respect of any claim, (x) receives any amounts under applicable insurance policies, or from any other Person responsible for any Damages for such claim, then such Indemnified Party shall promptly reimburse the Indemnifying Party for the amount of Damages paid to the Indemnified Party by the Indemnifying Party with respect to such claim, net of any expenses (including reasonable documented and out-of-pocket advisors’ and attorneys’ fees and expenses) incurred by such Indemnified Party in collecting such amount or (y) actually realizes during the three (3) year period referenced in Section 11.07(a)(ii) any Tax benefit described in Section 11.07(a)(ii) subsequent to an indemnification payment by the Indemnifying Party that was not previously taken into account in the indemnification payment, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax benefit solely to the extent that it relates to the indemnification payment previously received (as computed pursuant to this Section 11.07(a), net of all out of pocket costs, fees and expenses, including reasonable advisors and attorneys’ fees and expenses, incurred in connection with procuring such Tax benefit).
(b)    The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages relating to any matter to the extent that such amount was expressly taken into account in the Final Closing Statement, or (ii) consequential, indirect, incidental, special, exemplary, punitive or other similar Damages, except in the case of this clause (ii) to the extent such Damages have been awarded to a third party with respect to a Third Party Claim for which an Indemnified Party is entitled to be indemnified hereunder.
(c)    The Indemnifying Party shall not be liable under Section 11.02 for any Damages relating to any matter to the extent of, where Seller is the Indemnifying Party, the amount of any liability or reserve set forth on the Balance Sheet regarding such matter.
(d)    Each Indemnified Party and its Affiliates shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any indemnitors or other Person with whom there is a reimbursement arrangement, for any Damages payable under Section 11.02.
(e)    Any indemnification payment made pursuant to this Agreement (for the avoidance of doubt, including any payment made pursuant to Article 8) shall be treated by Buyer and Seller as an adjustment to the Purchase Price for Tax purposes.
(f)    Each Indemnified Party must mitigate in accordance with Applicable Law any Damages for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its Damages after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that Damage, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.
(g)    No party’s ability or right to make a claim with respect to Damages arising out of any breach, or facts constituting a breach, of this Agreement or any Foreign Transfer Agreement will be affected by any investigation, verification or examination by or any knowledge obtained by any party or by anyone on behalf of any such party, or the fact that such party knew or should have known of any inaccuracy or breach of any representation, warranty, covenant, or obligation at any time, or the decision by such party to complete the Closing.
Section 11.08     Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party or its Affiliates could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign, or cause its Affiliates to assign, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 11.09     Exclusivity. Buyer expressly waives and agrees to cause its Affiliates (including, as of the Closing, the Purchased Subsidiaries) and their respective successors and assigns, to waive any rights and claims they may have against Seller and its Affiliates, including claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), including the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, et seq., or to any Hazardous Substances, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, Sections 2.11, 7.10 and 8.07, this Article 11 and Section 13.08 shall provide the exclusive remedies for any claim arising out of this Agreement, the Foreign Transfer Agreements or the transactions contemplated hereby and thereby; provided, that nothing herein shall be construed to limit any remedy set forth in any other Transaction Document; provided, further that nothing herein shall limit any party’s rights with respect to the other party’s Fraud. For the avoidance of doubt, nothing in this Section 11.09 limits equitable relief pursuant to Section 13.08 with respect to breach of any other provision of this Agreement.
Section 11.10     GST/HST Gross Up. If any payment made by an Indemnifying Party pursuant to this Article 11, or by Buyer or Seller pursuant to Article 12, is deemed by the Excise Tax Act (Canada) to include goods and services tax/harmonized sales tax, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multistaged tax, the amount of such payment shall be increased accordingly.
ARTICLE 12
TERMINATION
Section 12.01     Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written agreement of Seller and Buyer;
(b)    by either Seller or Buyer if the Closing shall not have been consummated on or before November 13, 2017 (as may be extended by mutual written agreement of Buyer and Seller, the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 12.01(b) shall not be available to any party whose breach of any provision of this Agreement has primarily caused or primarily resulted in the failure of the Closing to be consummated by such time;
(c)    by either Seller or Buyer, if there shall be any Order (which shall be final and nonappealable) that (A) makes consummation of the Closing illegal or otherwise prohibited or (B) permanently restrains or enjoins Buyer or Seller from consummating the Closing hereby, provided that the right to terminate this Agreement pursuant to this Section 12.01(c) shall not (x) apply in respect of the

China Approvals and (y) be available to any party whose breach of any provision of this Agreement has primarily caused or primarily resulted in such Order;
(d)    by Buyer, if any representation or warranty of Seller set forth in this Agreement shall have become untrue or if a failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred, in each case, such that if the breach or untruth was occurring on the Closing Date the condition set forth in Section 10.02(a) or 10.02(b), as applicable, would not be satisfied, and such condition is incapable of being satisfied by the End Date; provided, that Buyer may not terminate this Agreement under this Section 12.01(d) unless (i) such breach has not been cured by the date which is thirty (30) days after Buyer notifies Seller of such breach in writing and (ii) Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 10.01 or 10.03 not to be satisfied;
(e)    by Seller, if any representation or warranty of Buyer set forth in this Agreement shall have become untrue or if a failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred, in each case, such that if the breach or untruth was occurring on the Closing Date, the condition set forth in Section 10.03(a) or 10.03(b), as applicable, would not be satisfied, and such condition is incapable of being satisfied by the End Date; provided, that Seller may not terminate this Agreement under this Section 12.01(e) unless (i) such breach has not been cured by the date which is thirty (30) days after Seller notifies Buyer of such breach in writing and (ii) Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 10.01 or 10.02 not to be satisfied; or
(f)    by Seller if (i) all of the conditions set forth in Section 10.01 and Section 10.02 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which would be satisfied if there were a Closing at such time), (ii) Buyer fails to consummate the Closing when the Closing should have occurred pursuant to Section 2.08, (iii) Seller has provided irrevocable written notice to Buyer no earlier than the date on which the Closing should have occurred pursuant to Section 2.08 confirming that all of the conditions set forth in Section 10.03 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing, each of which would be satisfied if there were a Closing at such time) or that it will unconditionally waive any such unsatisfied conditions, and that it intends to terminate this Agreement, (iv) Buyer fails to consummate the Closing within three (3) Business Days of receipt of such irrevocable notice and (v) at all times during such three (3) Business Day period, Seller and the applicable Retained Subsidiaries stood ready, willing and able to consummate the Closing.
Section 12.02     Effect of Termination. (a) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated as permitted pursuant to Section 12.01, this Agreement shall become void and have no further legal force or effect without any Liability or obligation on the part of any party hereto (or any direct or indirect equity holder, stockholder, member, manager, director, officer, employee, Affiliate or Representative of such party or such party’s Affiliates, or any of the foregoing’s successors and assigns), except that, subject in all respects to the following provisions of this Section 12.02, Section 13.08 and Section 13.14 (including, in each case, the limitations set forth therein), (i) the Confidentiality Agreement and the Limited Guarantee shall survive in accordance with their respective terms and conditions and (ii) the provisions of this Section 12.02, Section 5.02, the last sentence of Section 5.08(a), Section 6.01, Article 13 and any related definitional provisions in Article 1, in each case, shall survive in accordance with its terms and conditions; provided, that, nothing herein shall relieve (x) Seller from any Liability for any knowing and willful breach of this Agreement prior to such valid termination and (y) any party hereto of any Liability for damages resulting from such party’s Fraud prior to such valid termination. The parties hereto agree that damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost (taking into consideration relevant matters, including opportunities cost and the time value of money).
(b)    In the event that this Agreement is validly terminated (i) by Seller pursuant to Section 12.01(f) (or by Buyer pursuant to Section 12.01(b) at a time when Seller is entitled to give the notice referred to in Section 12.01(f)), and Buyer’s failure to consummate the Closing is as a result of Buyer’s failure to receive the proceeds of the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter (unless Buyer’s material breach of its obligations under this Agreement is the primary cause of such failure for the proceeds of the Debt Financing to not be funded), then Buyer shall, in consideration of Seller’s agreements set forth in Section 12.02(c), pay to Seller a fee of $13,000,000 (the “Financing Failure Reverse Termination Fee”) or (ii) (x) by Seller pursuant to Section 12.01(e) (or by Buyer pursuant to Section 12.01(b) at a time when Seller is entitled to terminate this Agreement pursuant to Section 12.01(e) (without giving effect to the cure period set forth in clause (i) thereof to the extent relating to any breach of which Buyer has not previously received notice)) or (y) by Seller pursuant to Section 12.01(f) (or by Buyer pursuant to Section 12.01(b) at a time when Seller is entitled to give the notice referred to in Section 12.01(f)), in each case in this clause (y) in circumstances in which the Financing Failure Reverse Termination Fee is not payable pursuant to the immediately preceding clause (i), then Buyer shall, in consideration of Seller’s agreements set forth in Section 12.02(c), pay to Seller a fee of $32,500,000 (the “Breach Reverse Termination Fee”; each of the Breach Reverse Termination and the Financing Failure Termination Fee to be referred to as a “Reverse Termination Fee”). The Reverse Termination Fee, if, as and when payable, shall be paid by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable valid termination (or, in the case of a termination by Buyer pursuant to Section 12.01(b), prior to or concurrently with such termination). The parties acknowledge and hereby agree that the Reverse Termination Fee, if, as and when required pursuant to this Section 12.02(b), shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Closing, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event and under no circumstances shall Buyer be required to pay (1) both the Breach Reverse Termination Fee and the Financing Failure Termination Fee, or (2) any Reverse Termination Fee on more than one occasion, and, notwithstanding anything herein to the contrary, under no circumstances can Seller or any other Person receive (A) both (i) an award of specific performance or other equitable relief requiring consummation of the Closing or the funding of the Equity Financing pursuant to Section 13.08 and (ii) (x) payment of any Reverse Termination Fee or (y) monetary damages for Fraud or (B) both (x) payment of the applicable Reverse Termination Fee and (y) any monetary damages for Fraud.
(c)    Notwithstanding anything to the contrary in this Agreement or any other Transaction Document or any other agreement referenced herein or therein or otherwise, but subject in all respects to this Section 12.02, Section 13.08 and Section 13.14 (including, in each case, the limitations set forth therein), if Buyer fails to effect the Closing when required by Section 2.08 for any reason or no reason or otherwise breaches this Agreement or any other Transaction Document or any other agreement referenced herein or therein (whether such breach is intentional, unintentional, willful or otherwise) or fails to perform hereunder or thereunder or fails to perform any obligation under Applicable Law relating to or arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby (in each case, whether such failure is intentional, unintentional, willful or otherwise), then:
(i)    if this Agreement is validly terminated in circumstances in which the Financing Failure Reverse Termination Fee is due and payable, then Seller’s receipt of the Financing Failure Reverse Termination Fee pursuant to Section 12.02(b)(i), any amounts payable pursuant to Section 12.02(f) or the last sentence of Section 5.08(a) (such interest and amounts, if, as and when payable, collectively, “Additional Amounts”) shall be the sole and exclusive remedy (whether at Applicable Law, in equity, in contract, in tort or otherwise) of Seller, its respective Affiliates and any of their respective stockholders, beneficiaries, directors, officers, employees, attorneys, accountants, and other advisors or Representatives against Buyer Related Parties for any breach, Liability, cost, expense, obligation, loss or damage suffered as a result thereof or in connection therewith or related thereto; or

(ii)    in each case, for any circumstance in which the Financing Failure Reverse Termination Fee is not due and payable, then Seller’s right to (A) a decree or order of specific performance or any injunction or injunctions or other equitable relief if and to the extent permitted by Section 13.08 or (B) validly terminate this Agreement pursuant to Section 12.01 and receive payment of the Breach Reverse Termination Fee, if, as and when required pursuant to Section 12.02(b)(ii), together with any Additional Amounts pursuant to the applicable sections hereof shall be the sole and exclusive remedies (whether at Law, in equity, in contract, in tort or otherwise) of Seller, its respective Affiliates and any of their respective stockholders, beneficiaries, directors, officers, employees, attorneys, accountants, and other advisors or Representatives (and any other Person) against Buyer Related Parties for any breach, Liability, cost, expense, obligation, loss or damage suffered as a result thereof or in connection therewith or related thereto.
(d)    Upon payment of the applicable Reverse Termination Fee if, as and when required pursuant to Section 12.02(b), and any Additional Amounts pursuant to the applicable Sections hereof, except in the case of Fraud, none of Buyer, its Affiliates or any of their respective, direct or indirect, former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Representatives, agents or assignees (“Buyer Related Party”) will have any further Liability or obligation to Seller, its Affiliates or any of their respective stockholders, beneficiaries, directors, officers, employees, attorneys, accountants, and other advisors or Representatives, including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement or any other Transaction Document or any documents referenced herein or therein or otherwise or the transactions contemplated hereby or thereby or any breach of any representation, warranty, or covenant contained herein or therein, or the failure of such transactions to be consummated, or in respect of any representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise or based on this Agreement, any other Transaction Document or any other Contract, document or theory of law or equity. Except as provided in Section 12.02(b) with respect to Additional Amounts and the last sentence of 5.08(a), following the valid termination of this Agreement none of Buyer Related Parties will have any Liability or obligation whatsoever to Seller, its respective Affiliates or any of their respective stockholders, beneficiaries, directors, officers, employees, attorneys, accountants, and other advisors or Representatives, including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement or any other Transaction Document or any documents referenced herein or therein or otherwise or the transactions contemplated hereby or thereby or any breach of any representation, warranty, or covenant contained herein or therein, or the failure of such transactions to be consummated, or in respect of any representations made or alleged to be made in connection herewith or therewith or otherwise, whether in equity or at law, in contract, in tort or otherwise or based on this Agreement, any other Transaction Document or any other Contract, document or theory of law or equity. Seller acknowledges and agrees that none of the Financing Sources, or any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, employees, Representatives or agents shall have any Liability or obligation to Seller, its Affiliates or any of their respective stockholders or directors, officers, employees, attorneys, accountants, and other advisors or Representatives (collectively, the “Financing Source Related Parties”) arising out of this Agreement or their breach or failure to perform (whether willful, intentionally, unintentionally or otherwise) any of their obligations under the Debt Commitment Letter.
(e)    Notwithstanding anything to the contrary in this Agreement or any other Transaction Document or any other agreement referenced herein or therein or otherwise, the maximum aggregate Liability of the Buyer Related Parties under this Agreement and the other Transaction Documents or otherwise collectively (including monetary damages for fraud or breach, whether willful (including a willful and material breach), intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), in connection with the failure of the transactions contemplated hereby or thereby (including the Financing) to be consummated, or in respect of any representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, inclusive with any payment of the Reverse Termination Fee and any other payment to Seller in connection with this Agreement, any other Transaction Document or otherwise, shall not exceed under any circumstances an amount equal to $32,500,000 plus any Additional Amounts pursuant to the applicable Sections hereof (the “Maximum Liability Amount”); provided, that in no event shall Seller, its respective Affiliates or any of their respective stockholders, beneficiaries, directors, officers, employees, attorneys, accountants, and other advisors or Representatives (or any other Person) seek, directly or indirectly, to recover against the Buyer Related Parties, or compel payment by the Buyer Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Maximum Liability Amount or any of the foregoing limitations.
(f)    If all or any portion of the applicable Reverse Termination Fee is not paid when due pursuant to this Section 12.02, as determined pursuant to a final and non-appealable order by a court of competent jurisdiction, the unpaid portion of the applicable Reverse Termination Fee shall accrue interest at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of the valid termination of this Agreement, from and including the date the applicable portion of the Reverse Termination Fee was required to be paid until but excluding the date of payment, and such accrued and unpaid interest shall be deemed part of such Reverse Termination Fee. In the event any Action is commenced by Buyer for payment of an applicable Reverse Termination Fee, and a final and non-appealable order is given in connection therewith, all reasonable and documented out of pocket fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such Action shall be reimbursed by the non-prevailing party up to a maximum of $1,500,000 (it being agreed that Buyer shall be the prevailing party if such final and non-appealable order determines the Reverse Termination Fee sought in such Action was not due and payable (including, for the avoidance of doubt, if Seller sought the Breach Reverse Termination Fee in circumstances in which the Financing Failure Reverse Termination Fee was due and payable), on the one hand, and Seller shall be the prevailing party if such final and non-appealable order determines the Reverse Termination Fee sought was due and payable, on the other hand) (including, for the avoidance of doubt, if Buyer asserted that only the Financing Failure Reverse Termination Fee was payable in circumstances in which the Breach Reverse Termination Fee was payable).
ARTICLE 13
MISCELLANEOUS
Section 13.01     Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Buyer, to:
ClosetMaid Acquisition Corp.
c/o Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, New York 10019

Attention:    Seth Kaplan

Email:    kaplan@griffon.com

with a copy (which shall not constitute notice) to:
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Attention:    Martin Nussbaum & Gareth Clark

Email:    martin.nussbaum@dechert.com;
gareth.clark@dechert.com

if to Seller, to:
Emerson Electric Co.

8000 West Florissant Avenue

P.O. Box 4100

St. Louis, MO 63136

Attention:    Robert M. Levy

    Vanessa R. McKenzie

Email:    bob.levy@emerson.com
    vanessa.mckenzie@emerson.com

with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, NY 10017

Attention:    Marc O. Williams

Email:     marc.williams@davispolk.com

or such other address or email as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. Rejection or other refusal to accept such notice, request or other communication, or the inability to deliver such notice, request or other communication because of changed address for which no notice was given, shall be deemed to be receipt of such notice, request or other communication as of the date of such rejection, refusal, or inability to deliver.
Section 13.02     Amendments and Waivers. (a) Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 11.09, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
Section 13.03     Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 13.04     Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, and any such assignment without such prior written consent shall be null and void ab initio. Notwithstanding the foregoing, Buyer shall, without the prior written consent of Seller, be permitted to (a) assign its rights and obligations under this Agreement and any of the provisions hereof to one or more Affiliates of Buyer and (b) make a collateral assignment to any lender (or an agent thereof) of Buyer or any of its Affiliates for security purposes; provided, that no such assignment shall relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.
Section 13.05     Governing Law; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the internal law of the State of New York, without regard to the principles or rules of conflicts of law rules of such state to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE TRANSACTION DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (INCLUDING IN RESPECT OF THE DEBT FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (INCLUDING IN RESPECT OF THE DEBT FINANCING), WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF

ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
Section 13.06     Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the agreements, document and transactions contemplated hereby (including in respect of the Debt Financing) shall be brought exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan within New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.
Section 13.07     Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder or thereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except: (a) with respect to Section 7.06, any legal counsel representing Seller or any of its Affiliates, including any Purchased Subsidiary, in connection with the Current Representation; (b) each Non-Recourse Party is an intended beneficiary of, and shall have the right to enforce, the provisions set forth in Sections 12.02(d), 13.05(b), 13.06, Section 13.14 and the related definitions thereof; and (c) each Financing Source (regardless of whether the Financing is consummated) is an intended third party beneficiary of, and shall have the right to enforce the provisions set forth in Section 13.14 and this

Section 13.07 (and no amendment or modification to such provisions or to this Section 13.07 in any respect adversely affecting the Financing Source or any Financing Source Related Party may be made without the prior written consent of the Financing Source).
Section 13.08     Specific Performance. (a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the specific terms hereof. It is accordingly agreed that, subject in all respects to Section 13.08(b), the parties hereto shall be entitled to an injunction or injunctions to prevent any breaches or threatened breaches of this Agreement, or to enforce specifically the performance of the terms and provisions hereof or thereof, in each case, in the courts described in Section 13.06 without proof of damages or otherwise. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by Applicable Law, any and all defenses to any action for specific performance hereunder (other than any defense that such remedy is sought in violation of the terms hereof, including Section 13.08(b)), including any defense based on the claim that a remedy at law would be adequate and any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.
(b)    Notwithstanding anything in Section 13.08(a) or otherwise in this Agreement or in any other Transaction Document to the contrary, (i) none of Seller or its Affiliates (nor any director, officer, employee, attorney, accountant or other advisor or Representative of the foregoing) shall be entitled to seek an injunction, specific performance or other equitable relief to cause Buyer or any of its Affiliates to enforce specifically their respective rights under the Debt Commitment Letter, and (ii) none of the Seller or its Affiliates (nor any director, officer, employee, attorney, accountant or other advisor or Representative of the foregoing) shall be entitled to enforce or seek to enforce specifically Buyer’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or under the Equity Commitment Letter) or otherwise cause Buyer to take action to consummate the Closing or the Equity Financing (including the obligation to pay all or any portion of the Purchase Price) unless all of the following conditions have been met, only upon which shall Seller be entitled to enforce specifically Buyer's obligations to cause the Equity Financing to be funded and to consummate the Closing: (w) Buyer is required to consummate the Closing pursuant to Section 2.08, the Debt Financing has been funded in accordance with the terms and conditions of the Debt Commitment Letter, or such amount will be funded to Buyer at the Closing in accordance with the terms and conditions of the Debt Commitment Letter if the Equity Financing is funded at the Closing (provided, that Buyer shall not be required to enforce the Equity Commitment Letter to fund the Equity Financing or consummate the Closing if the Debt Financing is not in fact funded at the Closing), (y) Seller has irrevocably and unconditionally confirmed in writing to Buyer that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur (and Seller has not revoked, modified or conditioned such confirmation), and (z) Buyer failed to complete the Closing when required by Section 2.08.
(c)    Notwithstanding anything else herein or in any other Transaction Document to the contrary, for the avoidance of doubt, while Seller may, subject in all respects to Section 12.02, Section 13.14 and this Section 13.08 (including, in each case, the limitations set forth therein), concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 13.08 and (ii) (x) payment of the Reverse Termination Fee, if, as and when required pursuant to Section 12.02(b), and any applicable Additional Amounts, or (y) monetary damages for Fraud, under no circumstances shall Seller, directly or indirectly, be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief, on the one hand, and (x) payment of any portion of the Reverse Termination Fee, if, as and when due pursuant to Section 12.02(b) and any Additional Amounts, or (y) monetary damages for fraud, on the other hand. In the event the Reverse Termination Fee is due and payable and paid, neither Seller (nor any other Person) shall be entitled to enforce any provision of this Agreement or to seek any injunctive or similar relief to prevent any breaches or threatened breaches of any provision of any document to be executed in connection with the transactions contemplated hereby by any Buyer Related Party. The provisions of this Section 13.08 are expressly intended to benefit, and are enforceable by, any of Buyer and its Affiliates.
Section 13.09     Entire Agreement. The Transaction Documents and Disclosure Schedule constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede and cancel all prior and contemporaneous agreements and understandings, both oral and written, express and implied, between the parties with respect to the subject matter hereof and thereof.
Section 13.10     Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the “bulk sales”, “bulk transfer” or similar laws of any jurisdiction in connection with the sale of the Purchased Assets.
Section 13.11     Severability. If any term, provision, covenant or restriction of this Agreement, or application thereof, is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 13.12     Disclosure Schedule. The parties acknowledge and agree that (i) matters reflected on the Disclosure Schedule are not necessarily limited to matters required to be reflected therein, (a) the disclosure by Seller of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (a) if any section of the Disclosure Schedule lists an item or information in response to a representation and warranty in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule with respect to a different representation and warranty reasonably apparent from the text of such disclosure made without review of any referenced material, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (i) except as provided in clause (i) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (i) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (i) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement. Without limiting the generality of the foregoing, all references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by Seller, any of its Subsidiaries or third parties, or similar matters or statements, are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any party by or in favor of any Person who is not a party to this Agreement.
Section 13.13     Currency. For purposes of Section 2.08(a)(iii) and Section 2.07(b), the China Consideration shall be converted from U.S. dollars to Chinese renminbi using the CNY/USD rate set forth in the Wall Street Journal on the second Business Day prior to the Closing Date. For the avoidance of doubt, this Section 13.13 shall not impact the calculation of Closing Working Capital or any amounts set forth on the Audited Financial Statements, Unaudited Financial Statements or June 30 HFM Management Financial Statements.
Section 13.14     Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any other Transaction Document or any document, certificate or instrument delivered in connection herewith or therewith or otherwise, each party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that, except in the case of fraud, all actions, suits, claims, investigations or proceedings that may be based upon, in respect of, arise under, out of, by reason of, be connected with, or relate in any manner to (a) this Agreement or any other Transaction Document or the transactions contemplated hereunder or thereunder, (b) the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, any of the foregoing documents), (c) any breach or violation of this Agreement or any other Transaction Document and (d) the failure of the transactions contemplated hereunder or by any other Transaction Document, to be consummated, in each case may be made only against (and are those solely of) the Persons that are expressly identified as parties hereto or thereto, as applicable. In furtherance and not in limitation of the foregoing, each party hereby acknowledges and agrees, on behalf of itself and its respective Affiliates, that, except in the case of fraud, no recourse under this Agreement or any other Transaction Document or in connection with any transactions contemplated hereby or thereby shall be sought or had against any other such Person and no other such Person shall have any liabilities or obligations, (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil or any other theory or doctrine) for any losses, damages, claims, causes of action, obligations or liabilities of any nature whatsoever arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal Liability or losses, damages, claims, causes of action, obligations or liabilities whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Representative of any party to this Agreement, Financing Source or a Financing Source Related Party (each, a “Non-Recourse Party”), through Buyer, Seller or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any party hereto, as applicable, by the enforcement of any assessment or by any legal or equitable actions, suits, claims, investigations or proceedings, by virtue of any law, or otherwise, except for (i) claims of fraud, (ii) claims under and to the extent provided for in Article 11 of this Agreement, (iii) claims against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (iv) claims against Griffon for specific performance of Griffon’s obligation to fund the Equity Financing in accordance with, and pursuant to the terms of, the Equity Commitment Letter, and (v) claims Buyer may assert against the Financing Sources pursuant to the terms and conditions of the Debt Commitment Letter.
Section 13.15     Data Room. Seller shall provide to Buyer a hard disk copy of the virtual data room maintained by Seller no later than seven (7) Business Days following the Closing Date.
Section 13.16     No Right of Setoff. Seller, the Retained Subsidiaries and their respective Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand,

may not deduct from, set off, hold back or otherwise reduce in any manner whatsoever any amount owed to it hereunder or pursuant to any other Transaction Document against any amounts owed hereunder or pursuant to any other Transaction Document by such Person to Seller, the Retained Subsidiaries and their respective Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, as the case may be.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EMERSON ELECTRIC CO.
By:	/s/ Robert M. Levy
	Name:	Robert M. Levy
	Title:	Vice President Development

CLOSETMAID ACQUISITION CORP.
By:	/s/ Seth L. Kaplan
	Name:	Seth L. Kaplan
	Title:	Vice President

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